UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended February 3, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number: 1-4365

OXFORD INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Georgia	**58-0831862**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

999 Peachtree Street, N.E., Suite 688, Atlanta, Georgia 30309
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code:
(404) 659-2424

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $1 par value	**OXM**	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

As of July 28, 2023, which is the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the voting stock held by non-affiliates of the registrant (based upon the closing price for the common stock on the New York Stock Exchange on that date) was $1,132,153,021. For purposes of this calculation only, shares of voting stock directly and indirectly attributable to executive officers, directors and holders of 10% or more of the registrant's voting stock (based on Schedule 13G filings made as of or prior to July 28, 2023) are excluded. This determination of affiliate status and the calculation of the shares held by any such person are not necessarily conclusive determinations for other purposes.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

Title of Each Class	Number of Shares Outstanding as of March 29, 2024
Common Stock, $1 par value	15,629,222

Documents Incorporated by Reference

Portions of our proxy statement for our Annual Meeting of Shareholders to be held on June 25, 2024 are incorporated by reference into Part III of this Form 10-K.

Table of Contents

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

Our SEC filings and public announcements may include forward-looking statements about future events. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will" and similar expressions identify forward-looking statements, which generally are not historical in nature. We intend for all forward-looking statements contained herein, in our press releases or on our website, and all subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf, to be covered by the safe harbor provisions for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (which Sections were adopted as part of the Private Securities Litigation Reform Act of 1995). Such statements are subject to a number of risks, uncertainties and assumptions including, without limitation, demand for our products, which may be impacted by macroeconomic factors that may impact consumer discretionary spending and pricing levels for apparel and related products, many of which may be impacted by inflationary pressures, elevated interest rates, concerns about the stability of the banking industry or general economic uncertainty, and the effectiveness of measures to mitigate the impact of these factors; competitive conditions and/or evolving consumer shopping patterns; acquisition activities (such as the acquisition of Johnny Was), including our ability to integrate key functions, recognize anticipated synergies and minimize related disruptions or distractions to our business as a result of these activities; supply chain disruptions; costs and availability of labor and freight deliveries, including our ability to appropriately staff our retail stores and food and beverage locations; costs of products as well as the raw materials used in those products, as well as our ability to pass along price increases to consumers; energy costs; our ability to respond to rapidly changing consumer expectations; unseasonal or extreme weather conditions or natural disasters, including the ultimate impact of the recent wildfires on the island of Maui; the ability of business partners, including suppliers, vendors, wholesale customers, licensees, logistics providers and landlords, to meet their obligations to us and/or continue our business relationship to the same degree as they have historically; retention of and disciplined execution by key management and other critical personnel; cybersecurity breaches and ransomware attacks, as well as our and our third party vendors' ability to properly collect, use, manage and secure business, consumer and employee data and maintain continuity of our information technology systems; the effectiveness of our advertising initiatives in defining, launching and communicating brand-relevant customer experiences; the level of our indebtedness, including the risks associated with heightened interest rates on the debt and the potential impact on our ability to operate and expand our business; changes in international, federal or state tax, trade and other laws and regulations, including the potential imposition of additional duties; the timing of shipments requested by our wholesale customers; fluctuations and volatility in global financial and/or real estate markets; the timing and cost of retail store and food and beverage location openings and remodels, technology implementations and other capital expenditures; the timing, cost and successful implementation of changes to our distribution network; pandemics or other public health crises; expected outcomes of pending or potential litigation and regulatory actions; the increased consumer, employee and regulatory focus on corporate responsibility issues; the regulation or prohibition of goods sourced, or containing raw materials or components, from certain regions and our ability to evidence compliance; access to capital and/or credit markets; factors that could affect our consolidated effective tax rate; the risk of impairment to goodwill and other intangible assets; risks related to a shutdown of the US government; and geopolitical risks, including ongoing challenges between the United States and China and those related to the ongoing war in Ukraine, the Israel-Hamas war and the conflict in the Red Sea region. Forward-looking statements reflect our expectations at the time such forward-looking statements are made, based on information available at such time, and are not guarantees of performance.

SUMMARY OF RISKS AFFECTING OUR BUSINESS

Our business is subject to numerous risks. The following summary highlights some of the risks you should consider with respect to our business and prospects. This summary is not complete and the risks summarized below are not the only risks we face. You should review and carefully consider the risks and uncertainties described in more detail in Part I, Item 1A. Risk Factors, which includes a more complete discussion of the risks summarized below:

Risks Related to our Industry and Macroeconomic Conditions

- *Our business and financial condition are heavily influenced by general economic and market conditions which are outside of our control.*

- *We operate in a highly competitive industry with significant pricing pressures and heightened customer expectations.*

- *Failure to anticipate and adapt to changing fashion trends and consumer preferences could harm our reputation and financial performance.*

- *Our operations and those of our suppliers, vendors and wholesale customers may be affected by changes in weather patterns, natural or man-made disasters, public health crises, war, terrorism or other catastrophes.*

Risks Related to our Business Strategy and Operations

- *Failure to maintain the reputation or value of our brands could harm our business operations and financial condition.*

- *Our inability to execute our direct to consumer and portfolio-level strategies in response to shifts in consumer shopping behavior could adversely affect our financial results and operations.*

- *We may be unable to grow our business through organic growth, which could have a material adverse effect on our business, financial condition, liquidity and results of operations.*

- *The acquisition of new businesses is inherently risky, and we cannot be certain that we will realize the anticipated benefits of any acquisition.*

- *The divestiture or discontinuation of businesses and product lines could result in unexpected liabilities and adversely affect our financial condition, cash flows and results of operations.*

- *Our business could be harmed if we fail to maintain proper inventory levels.*

- *We are subject to risks associated with leasing real estate for our retail stores and restaurants.*

- *We make use of debt to finance our operations, which could expose us to risks that adversely affect our business, financial position and operating results.*

- *The loss of one or more of our key wholesale customers, or a significant adverse change in a customer's financial position, could negatively impact our net sales and profitability.*

Risks Related to Cybersecurity and Information Technology

- *Cybersecurity attacks and/or breaches of information security or privacy could disrupt our operations, cause us to incur additional expenses, expose us to litigation and/or cause us financial harm.*

- *Our operations are reliant on information technology, and any interruption or other failure could have an adverse effect on our business or results of operations.*

- *Reliance on outdated technology or failure to upgrade our information technology systems and capabilities could impair the efficient operation of our business and our ability to compete.*

Risks Related to our Sourcing and Distribution Strategies

- *Our reliance on third party producers in foreign countries to meet our production demands exposes us to risks that could disrupt our supply chain, increase our costs and negatively impact our operations.*

- *Our operations are dependent on the global supply chain, and the impact of supply chain constraints may adversely impact our business and operating results.*

- *Any disruption or failure in our primary distribution facilities may materially adversely affect our business or operations.*

- *Fluctuations and volatility in the cost and availability of raw materials, labor and freight may materially increase our costs.*

- *Labor-related matters, including labor disputes, may adversely affect our operations.*

- *Our geographic concentration exposes us to certain regional risks.*

- *Our international operations, including foreign sourcing, result in an exposure to fluctuations in foreign currency exchange rates.*

Risks Related to Regulatory, Tax and Financial Reporting Matters

- *Our business is subject to various federal, foreign, state and local laws and regulations, and the costs of compliance with, or the violation of, such laws and regulations could have an adverse effect on our costs or operations.*

- *Changes in international trade regulation could increase our costs and/or disrupt our supply chain.*

- *Any violation or perceived violation of our Supplier Code of Conduct or environmental and social compliance programs, including by our manufacturers or vendors, could have a material adverse effect on our brands.*

- *As a multi-national apparel company, we may experience fluctuations in our tax liabilities and effective tax rate.*

- *Impairment charges for goodwill or intangible assets could have a material adverse impact on our financial results.*

- *Any failure to maintain liquor licenses or comply with applicable regulations could adversely affect the profitability of our restaurant operations.*

General Risks

- *Our business depends on our senior management and other key personnel, and failure to successfully attract, retain and implement succession of our senior management and key personnel or to attract, develop and retain personnel to fulfill other critical functions may have an adverse effect on our operations and ability to execute our strategies.*

- *We may be unable to protect our trademarks and other intellectual property.*

- *We are subject to periodic litigation, which may cause us to incur substantial expenses or unexpected liabilities.*

- *Our common stock price may be highly volatile, and we may be unable to meet investor and analyst expectations.*

- *Other factors may have an adverse effect on our business, results of operations and financial condition.*

DEFINITIONS

As used in this report, unless the context requires otherwise, "our," "us" or "we" means Oxford Industries, Inc. and its consolidated subsidiaries; "SG&A" means selling, general and administrative expenses; "SEC" means the United States Securities and Exchange Commission; "FASB" means the Financial Accounting Standards Board; "ASC" means the FASB Accounting Standards Codification; "GAAP" means generally accepted accounting principles in the United

States; and "TBBC" means The Beaufort Bonnet Company. Additionally, the terms listed below reflect the respective period noted:

Fiscal 2025	52 weeks ending January 31, 2026
Fiscal 2024	52 weeks ending February 1, 2025
Fiscal 2023	53 weeks ended February 3, 2024
Fiscal 2022	52 weeks ended January 28, 2023
Fiscal 2021	52 weeks ended January 29, 2022
Fiscal 2020	52 weeks ended January 30, 2021
Fourth quarter Fiscal 2023	14 weeks ended February 3, 2024
Third quarter Fiscal 2023	13 weeks ended October 28, 2023
Second quarter Fiscal 2023	13 weeks ended July 29, 2023
First quarter Fiscal 2023	13 weeks ended April 29, 2023
Fourth quarter Fiscal 2022	13 weeks ended January 28, 2023
Third quarter Fiscal 2022	13 weeks ended October 29, 2022
Second quarter Fiscal 2022	13 weeks ended July 30, 2022
First quarter Fiscal 2022	13 weeks ended April 30, 2022

Item 1. *Business*

BUSINESS AND PRODUCTS

Overview

We are a leading branded apparel company that designs, sources, markets and distributes products bearing the trademarks of our portfolio of lifestyle brands: Tommy Bahama, Lilly Pulitzer, Johnny Was, Southern Tide, TBBC, Duck Head and Jack Rogers.

Our business strategy is to develop and market compelling lifestyle brands and products that evoke a strong emotional response from our target consumers. We consider lifestyle brands to be those brands that have a clearly defined and targeted point of view inspired by an appealing lifestyle or attitude. Furthermore, we believe lifestyle brands that create an emotional connection can command greater loyalty and higher price points and create licensing opportunities. We believe the attraction of a lifestyle brand depends on creating compelling product, effectively communicating the respective lifestyle brand message and distributing products to consumers where and when they want them. We believe the principal competitive factors in the apparel industry are the reputation, value, and image of brand names; design of differentiated, innovative or otherwise compelling product; consumer preference; price; quality; marketing (including through rapidly shifting digital and social media vehicles); product fulfillment capabilities; and customer service. Our ability to compete successfully in the apparel industry is dependent on our proficiency in foreseeing changes and trends in fashion and consumer preference and presenting appealing products for consumers. Our design-led, commercially informed lifestyle brand operations strive to provide exciting, differentiated fashion products each season as well as certain core products that consumers expect from us.

To further strengthen each lifestyle brand's connections with consumers, we directly communicate through digital and print media on a regular basis with our loyal consumers, including the approximately 2.7 million who have transacted with us in the last year. We believe our ability to effectively communicate the images, lifestyle and products of our brands and create an emotional connection with consumers is critical to the success of our brands, as evidenced by our advertising which engages our consumers by conveying the lifestyle of the brand.

We believe the attraction of each of our lifestyle brands is a direct result of years of maintaining appropriate quality and design, and appropriately restricting the distribution of our products. We believe this approach to quality, design, distribution and communication has been critical in allowing us to achieve the current retail price points, high gross margins and success for our brands.

During Fiscal 2023, 80% of our consolidated net sales were through our direct to consumer channels of distribution, which consist of our brand specific full-price retail stores, e-commerce websites and outlets, as well as our Tommy Bahama food and beverage operations. During Fiscal 2023, the breakdown of our consolidated net sales by direct to consumer channel was as follows: e-commerce of $538 million, or 34%; full-price retail of $533 million, or 34%; food and beverage of $116 million, or 7%; and outlet operations of $73 million, or 5%. Our direct to consumer operations provide us with the opportunity to interact directly with our customers, present to them a broad assortment of our current season products and immerse them in the theme of the lifestyle brand. We believe that presenting our products in a digital or physical setting specifically designed to showcase the lifestyle on which the brands are based enhances the image of our brands.

Our brand-specific e-commerce business continues to grow. Our e-commerce business is very profitable as we have a high gross margin on e-commerce sales that allow us to absorb any incremental picking, packing and freight expense associated with operating an e-commerce business and still maintain a high profit margin on e-commerce sales.

Our 278 full-price retail stores allow us the opportunity to carry a full line of current season merchandise, including apparel, accessories and other products, all presented in an aspirational brand-specific atmosphere. We believe that our full-price retail stores provide high visibility for our brands and products and allow us to stay close to the preferences of our consumers. Further, we believe that our presentation of products and our strategy to operate the full-price retail stores with limited in-store promotional activities enhance the value and reputation of our lifestyle brands and, in turn, strengthen our business and relationships with key wholesale customers. Approximately one-half of our full-price retail stores are located in warm weather resort or travel-to destinations and states. We believe there are still opportunities for new stores in both warmer and colder climates as we believe the more important consideration is whether the location attracts the affluent consumer that we are targeting.

Additionally, our Tommy Bahama brand operates 22 food and beverage locations, including Marlin Bars and full-service restaurants, generally adjacent to a Tommy Bahama full-price retail store. These food and beverage locations provide us with the opportunity to immerse customers in the ultimate Tommy Bahama experience as well as attract new customers to the Tommy Bahama brand. Both Tommy Bahama and Johnny Was operate brand-specific outlet stores, which are typically utilized for end of season inventory clearance.

The remaining 20% of our net sales were generated through our wholesale distribution channels, which complement our direct to consumer operations, provide access to a larger base of consumers and generate high operating margins given the lower fixed costs associated with these operations. Our wholesale operations consist of sales of products bearing the trademarks of our lifestyle brands to various specialty stores, better department stores, multi-branded e-commerce retailers and other retailers.

At the same time, as we seek to maintain the integrity and continued success of our lifestyle brands by limiting promotional activity in our full-price retail stores and e-commerce websites, we intend to maintain controlled distribution with careful selection of the retailers through which we sell our products and generally target wholesale customers that follow a limited promotions approach. We continue to value our long-standing relationships with our wholesale customers and are committed to working with them to enhance the success of our lifestyle brands within their stores.

Competitive Environment

We operate in a highly competitive apparel market that continues to evolve rapidly with the expanding application of technology to fashion retail. The application of technology, including the internet and mobile devices, to fashion retail provides consumers increasing access to multiple, responsive distribution platforms and an unprecedented ability to communicate directly with brands and retailers and capabilities by some competitors to offer same-day or next-day delivery of products to online consumers. As a result, consumers have more information and greater control over information they receive as well as broader, faster and cheaper access to goods than ever before. This is revolutionizing the way that consumers shop for fashion and other goods, which continues to be evidenced by weakness and store closures for certain department stores and mall-based retailers, uncertain consumer retail traffic patterns, a more promotional retail environment, expansion of off-price and discount retailers, and a shift from bricks and mortar to internet purchasing.

This competitive and evolving environment requires that brands and retailers approach their operations, including marketing and advertising, very differently than they have historically and may result in increased operating costs and investments to generate growth or even maintain existing sales levels. While the competition and evolution present significant risks, especially for traditional retailers who fail or are unable to adapt, we believe it also presents a tremendous opportunity for brands and retailers to capitalize on the changing consumer environment.

No single apparel firm or small group of apparel firms dominates the apparel industry, and our competitors vary by operating group and distribution channel. The apparel industry is cyclical and very dependent on the overall level and focus of discretionary consumer spending, which changes as consumer preferences and regional, domestic and international economic conditions change. Also, in recent years consumers have chosen to spend less of their discretionary spending on certain product categories, including apparel, while spending more on services and other product categories.

Further, negative economic conditions often have a longer and more severe impact on the apparel industry than on other industries due, in part, to apparel purchases often being more of a discretionary purchase. The current macroenvironment, with heightened concerns about continued inflation, a global economic recession, geopolitical issues, the availability and cost of credit and elevated interest rates for prolonged periods, is creating a complex and challenging retail environment, which may impact our businesses and exacerbate some of the inherent challenges to our operations.

There remains significant uncertainty in the macroeconomic environment, and the impact of these and other factors could have a major effect on our businesses.

Investments and Opportunities

The evolution in the fashion retail industry presents significant risks, especially for traditional retailers and others who fail or are unable to adapt, but we believe it also presents a tremendous opportunity for brands and retailers to capitalize on the changing consumer environment. We believe our lifestyle brands have true competitive advantages in this new retailing paradigm, and we continue to invest in and leverage technology to serve our consumers when and where they want to be served. We continue to believe that our lifestyle brands, with their strong emotional connections with consumers, are well suited to succeed and thrive in the long term while managing the various challenges facing our industry. Further, each of our brands aims to further enhance its customer-focused, dynamic, thriving, digitally-driven, mobile-centered, cross-channel personalized and seamless shopping experience that recognizes and serves customers in their brand discovery and purchasing habits of the future.

We believe there are ample opportunities to expand the reach of each of our lifestyle brands in the future, including the opening of new direct to consumer locations, e-commerce growth and wholesale operations expansion. In order to expand the reach and maximize the success of each of our brands, we believe we must continue to invest in the lifestyle brands to take advantage of their long-term growth opportunities. We expect Fiscal 2024 will be a particularly heavy year for investment in capital expenditures and expect such investments to primarily be associated with a multi-year project to build a new distribution center in the Southeastern United States to ensure best-in-class direct-to-consumer throughput capabilities for our brands, direct to consumer location build-outs for new, relocated or remodeled locations, technology and related enhancements to support our direct to consumer operations and administrative office expenditures. In addition to our capital investments, we will continue to invest in our SG&A expense infrastructure, including people, technology, advertising and other resources. While we believe that our investments will generate long-term benefits, the investments are likely to have a short-term negative impact on our operating margin as it will take some time for the anticipated sales growth to absorb the incremental costs of these expenditures.

While we believe we have significant opportunities to appropriately deploy our capital and resources in our existing lifestyle brands, we will continue to evaluate opportunities to add additional lifestyle brands, both large and small, to our portfolio if we identify appropriate targets that meet our investment criteria and/or take strategic measures to return capital to our shareholders as and when circumstances merit.

Important factors relating to certain risks, many of which are beyond our ability to control or predict, which could impact our business are described in Part I, Item 1A. Risk Factors of this report.

Operating Groups

We identify our operating groups based on the way our management organizes the components of our business for purposes of allocating resources and assessing performance. Our operating group structure reflects a brand-focused management approach, emphasizing operational coordination and resource allocation across each brand's direct to consumer, wholesale and licensing operations, as applicable. Subsequent to our acquisition of Johnny Was, our business is organized as our Tommy Bahama, Lilly Pulitzer, Johnny Was and Emerging Brands operating groups. Operating results for periods prior to Fiscal 2022 also include the Lanier Apparel operating group, which we exited in Fiscal 2021. For additional information about each of our reportable operating groups as well as Corporate and Other, see Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, and Note 2 of our consolidated financial statements, each included in this report. The table below presents certain financial information about each of our operating groups, as well as Corporate and Other (in thousands).

	Fiscal 2023	Fiscal 2022	Fiscal 2021
Net Sales			
Tommy Bahama	$ 898,807	$ 880,233	$ 724,305
Lilly Pulitzer	343,499	339,266	298,995
Johnny Was [1]	202,859	72,591	—
Emerging Brands	126,825	116,484	90,053
Lanier Apparel [2]	—	—	24,858
Corporate and Other	(515)	2,954	3,868
Consolidated net sales	$ 1,571,475	$ 1,411,528	1,142,079
Operating Income (Loss)			
Tommy Bahama	$ 160,543	$ 172,761	$ 111,733
Lilly Pulitzer	56,110	67,098	63,601
Johnny Was [1]	(104,776)	(1,544)	—
Emerging Brands [3]	6,714	15,602	16,649
Lanier Apparel [2]	—	—	4,888
Corporate and Other [4]	(37,609)	(35,143)	(31,368)
Consolidated Operating Income	$ 80,982	$ 218,774	165,503

[1] The Johnny Was business was acquired on September 19, 2022. Activities for Fiscal 2022 consist of 19 weeks of activity from the acquisition date through January 28, 2023. The operating loss for Johnny Was in Fiscal 2023 resulted from a $111 million impairment charge for goodwill and intangible assets.

[2] In Fiscal 2021, we exited our Lanier Apparel business, which had been focused on moderately priced tailored clothing and related products. The Lanier Apparel exit is discussed in more detail in Note 12 of our consolidated financial statements included in this report.

[3] The operating income for Emerging Brands in Fiscal 2023 included a $2 million impairment charge related to an unconsolidated entity.

[4] The operating loss for Corporate and Other includes a last-in, first-out ("LIFO") accounting charge of $10 million, $3 million and $16 million in Fiscal 2023, Fiscal 2022 and Fiscal 2021, respectively. The operating loss for Corporate and Other in Fiscal 2022 also included $3 million of transaction expenses and integration costs associated with the Johnny Was acquisition. Fiscal 2021 also included a gain on sale of an unconsolidated entity of $12 million.

Tommy Bahama

Tommy Bahama designs, sources, markets and distributes men's and women's sportswear and related products. Tommy Bahama's typical consumer is older than 45 years old, has a household annual income in excess of $100,000, lives in or travels to warm weather and resort locations and embraces a relaxed and casual approach to daily living. Tommy Bahama products can be found in our Tommy Bahama stores and on our Tommy Bahama e-commerce website, tommybahama.com, as well as at better department stores, independent specialty stores and multi-branded e-commerce retailers. We also operate Tommy Bahama food and beverage locations and license the Tommy Bahama name for various product categories. During Fiscal 2023, 96% of Tommy Bahama's sales were in the United States, with the remaining sales in Australia and Canada.

In Fiscal 2023, we increased Tommy Bahama's sales by 2% to $899 million from $880 million in Fiscal 2022. Operating income decreased by 7% to $161 million, or 17.9% of sales, compared to $173 million, or 19.6% of sales, in Fiscal 2022, resulting primarily from our SG&A investments during Fiscal 2023. The operating income achieved in Fiscal 2023 and Fiscal 2022 is considerably higher than the 7.9% operating margin on $677 million of net sales generated in the last pre-pandemic year of Fiscal 2019. The significant improvement in operating margin reflects the results of important initiatives for us in recent years to increase the profitability of the Tommy Bahama operating group. Maintaining the significantly higher post-pandemic operating margin levels continues to be a focus area for the long-term prospects of the Tommy Bahama business.

Direct to Consumer Operations

A key component of our Tommy Bahama strategy is to operate retail stores, e-commerce websites and food and beverage concepts, which we believe permits us to develop and build brand awareness by presenting our products in a setting specifically designed to showcase the aspirational lifestyle on which the products are based. Our Tommy Bahama direct to consumer channels, which consist of full-price retail store, e-commerce, food and beverage and outlet store operations, in the aggregate, represented 83% of Tommy Bahama's net sales in Fiscal 2023. Full-price retail store, e-commerce, food and beverage and outlet store net sales accounted for 37%, 25%, 13% and 8%, respectively, of Tommy Bahama's net sales in Fiscal 2023.

Our Tommy Bahama e-commerce business, which generated $224 million of net sales in Fiscal 2023, has grown significantly over the last few years, including a 5% increase in net sales compared to Fiscal 2022. Our Tommy Bahama websites, including the tommybahama.com website, allow consumers to buy Tommy Bahama products directly from us via the internet. These websites also enable us to increase our database of consumer contacts, which allows us to communicate directly and frequently with consenting consumers. As we reach more customers in the future, we anticipate that our e-commerce distribution channel for Tommy Bahama will continue to grow at a faster pace than our retail store or wholesale operations.

Our direct to consumer strategy for the Tommy Bahama brand also includes locating and operating full-price retail stores in lifestyle shopping centers, resort destinations, brand-appropriate street locations and upscale malls. Generally, we seek to locate our full-price retail stores in shopping areas and malls that have high-profile or upscale consumer brand adjacencies. As of February 3, 2024, the majority of our Tommy Bahama full-price retail stores were in street-front locations or lifestyle centers with the remainder primarily in regional indoor malls, with a number of those regional indoor locations in resort travel destinations. We believe that we have opportunities for continued sales growth for Tommy Bahama, particularly in our women's business, which represented 36% and 34% of sales in our direct to consumer operations in Fiscal 2023 and Fiscal 2022, respectively, with women's swim representing about one-third of the women's business. For Tommy Bahama's domestic full-price retail stores and retail-food and beverage locations operating for the full Fiscal 2023 year, sales per gross square foot, excluding food and beverage sales and food and beverage space, were approximately $815, compared to approximately $790 in Fiscal 2022.

As of February 3, 2024, we operated 22 Tommy Bahama food and beverage locations including 13 restaurants and nine Marlin Bar locations, generally adjacent to a Tommy Bahama full-price retail store location. These retail-food and beverage locations, which generated over 25% of Tommy Bahama's net sales in Fiscal 2023, provide us with the opportunity to immerse customers in the ultimate Tommy Bahama experience. We do not anticipate that the majority of our full-price retail locations will have an adjacent food and beverage location; however, we have determined that an adjacent food and beverage location can further enhance the image or exposure of the brand in select, high-profile, brand appropriate locations. The net sales per square foot in our domestic full-price retail stores that are adjacent to a food and beverage location have historically been approximately twice the sales per square foot of our other domestic full-price retail stores. We believe that the customer immersing themselves into the Tommy Bahama lifestyle by having a meal or a drink at the Tommy Bahama food and beverage location and visiting the adjacent full-price retail store may entice the customer to purchase additional Tommy Bahama merchandise and potentially provide a memorable consumer experience that further enhances the relationship between Tommy Bahama and the consumer. The Marlin Bar concept, like our traditional restaurant locations, is adjacent to one of our full-price retail store locations and serves food and beverages, but in a smaller space and with food options more focused on fast, yet upscale, casual dining, with small plate offerings rather than entrees. We believe that the smaller footprint, reduced labor requirements and lower required capital expenditure of the Marlin Bar concept provides us with the long-term potential for opening additional retail-food and beverage locations that are more in line with evolving customer trends toward fast casual dining, particularly with younger consumers.

Typically, at the end of the summer and holiday season, Tommy Bahama will conduct sales both in-store and online to move end of season product. Utilizing Tommy Bahama's Enterprise Order Management (EOM) system, many online orders will be fulfilled from retail stores, greatly reducing the amount of goods that ultimately get transferred from full-price retail stores to outlet stores. Tommy Bahama utilizes its outlet stores, which generated 8% of total Tommy Bahama sales in Fiscal 2023, and sales to off-price retailers to sell the remaining end of season or excess inventory. Our Tommy Bahama outlet stores are generally located in outlet shopping centers that include other upscale retailers and serve an important role in overall inventory management by often allowing us to sell discontinued and out-of-season products at better prices than are otherwise available from outside parties. We believe that this approach has helped us protect the integrity of the Tommy Bahama brand by allowing our full-price retail stores to limit promotional activity while controlling the distribution of discontinued and out-of-season product. To supplement the clearance items sold in Tommy Bahama outlets and offer a more comprehensive selection of products and sizes, we merchandise our Tommy Bahama outlets with certain made-for products. Currently, we operate one outlet store for approximately every four full-price retail stores.

The table below provides certain information regarding Tommy Bahama direct to consumer locations as of February 3, 2024.

	Full-Price Retail Stores	Retail-Food & Beverage Locations [1]	Outlet Stores	Total
Florida	16	10	5	31
California	15	4	4	23
Texas	6	2	4	12
Hawaii	5	3	1	9
Other states	41	3	14	58
Total domestic	83	22	28	133
Canada	6	—	2	8
Total North America	89	22	30	141
Australia	13	—	4	17
Total	102	22	34	158
Average square feet per store [2]	3,300	4,300	4,400	
Total square feet at year end [2]	340,000	94,000	149,000	

[1]   Consists of 13 traditional format retail-restaurant locations and nine Marlin Bar locations.

[2]   Square feet for retail-food and beverage locations consists of retail square footage and excludes square feet used in the associated food and beverage operations.

During Fiscal 2023, Florida, California, Hawaii and Texas represented 34%, 16%, 12% and 8%, respectively, of our Tommy Bahama direct to consumer retail and retail-food and beverage location sales. Including e-commerce sales, during Fiscal 2023, Florida, California, Hawaii and Texas represented 28%, 15%, 9% and 8%, respectively, of total Tommy Bahama direct to consumer sales.

The table below reflects the changes in store count for Tommy Bahama locations during Fiscal 2023.

	Full-Price Retail Stores	Retail-Food & Beverage Locations	Outlet Stores	Total
Open as of beginning of fiscal year	103	21	33	157
Opened	7	2	3	12
Closed	(8)	(1)	(2)	(11)
Open as of end of fiscal year	102	22	34	158

In future periods, we anticipate that many of our new Tommy Bahama store openings will be Marlin Bar locations that are either new locations or conversions of existing full-price retail stores. Currently, we have five Marlin Bar openings scheduled for Fiscal 2024, including the conversion of Tommy Bahama full-price retail locations in San Antonio, Texas, Charlotte, North Carolina and King of Prussia, Pennsylvania as well as new locations in Sarasota, Florida and Oklahoma City, Oklahoma. We also have other locations in the pipeline for openings in Fiscal 2025 and beyond and anticipate opening at least three Marlin Bar locations in Fiscal 2025, subject to lease negotiation, construction timing and other factors. We continue to look for other appropriate locations for full-price retail stores and Marlin Bars. In addition to the planned Marlin Bars in Fiscal 2024, we are also targeting three new full-price locations and three full-price retail store relocations. We believe that in Fiscal 2024, we may close a limited number of locations, including certain outlets and full-price retail locations.

The construction and/or relocation of retail stores requires a greater amount of initial capital investment than wholesale operations, as well as greater operating costs. In addition to new store openings, we also incur capital expenditure costs related to remodels or expansions of existing stores, particularly when we renew or extend a lease beyond the original lease term, or otherwise determine that a remodel of a store is appropriate. The cost of a Tommy Bahama Marlin Bar is significantly more than the cost of a full-price retail store and can vary significantly depending on a variety of factors. The cost to build out a Marlin Bar location averages $4 million and future locations may be more or less expensive than that amount. For most of our full-price retail stores and our Marlin Bar locations, the landlord often provides certain incentives to fund a portion of our capital expenditures.

Wholesale Operations

To complement our direct to consumer operations and have access to a larger group of consumers, we maintain a wholesale business for Tommy Bahama. Tommy Bahama's wholesale customers include better department stores, specialty stores and multi-brand e-commerce retailers that generally follow a retail model approach with limited discounting. We value our long-standing relationships with our wholesale customers and are committed to working with them to enhance the success of the Tommy Bahama brand within their stores.

With its wide distribution currently, we believe that domestic sales growth in our men's apparel wholesale business may be somewhat limited in the long term. However, we believe that we may have opportunities for wholesale sales increases for our Tommy Bahama women's business in the future, with its appeal evidenced by its performance in our full-price retail stores and e-commerce websites. Wholesale sales for Tommy Bahama accounted for 17% of Tommy Bahama's net sales in Fiscal 2023. Approximately 10% of Tommy Bahama's net sales reflects sales to major department stores with our remaining wholesale sales primarily to specialty stores. During Fiscal 2023, 12% of Tommy Bahama's net sales were to Tommy Bahama's 10 largest wholesale customers, with its largest customer representing less than 5% of Tommy Bahama's net sales.

Tommy Bahama Resort

In Fiscal 2022, Tommy Bahama entered into a licensing arrangement for the first Tommy Bahama resort. Pursuant to the licensing agreement, the Miramonte Resort & Spa in Indian Wells, California was converted into the Tommy Bahama Miramonte Resort & Spa with a successful relaunch in the Third Quarter of Fiscal 2023. Tommy Bahama will earn royalty income calculated as a percentage of revenues associated with the resort. The property is managed and operated by a national commercial and hospitality real estate company with considerable experience in premier resort development and operations.

Lilly Pulitzer

Lilly Pulitzer designs, sources, markets and distributes upscale collections of women's and girl's dresses, sportswear and related products. The Lilly Pulitzer brand was originally created in the late 1950s by Lilly Pulitzer and is an affluent brand with a heritage and aesthetic based on the Palm Beach resort lifestyle. The brand is somewhat unique among women's brands in that it has demonstrated multi-generational appeal, including among young women in college or recently graduated from college; young mothers with their daughters; and women who are not tied to the academic calendar. The brand's 65th anniversary in Fiscal 2024 sets the stage for continued investment in brand enhancement that is the culmination of a multi-year initiative of modernizing the brand. Enhancements in Fiscal 2024 will include a visual refresh of the brand across retail store locations, marketing, packaging, and merchandising.

Lilly Pulitzer products can be found on our Lilly Pulitzer website, lillypulitzer.com, in our owned Lilly Pulitzer stores, and in Lilly Pulitzer Signature Stores, which are described below, as well as in independent specialty stores and better department stores. During Fiscal 2023, 38%, 35% and 14% of Lilly Pulitzer's net sales were for women's dresses, sportswear, and Luxletic athleisure products, respectively, with the remaining sales consisting of Lilly Pulitzer accessories, including scarves, bags, jewelry and belts, children's apparel, swim, footwear and licensed products.

Direct to Consumer Operations

Lilly Pulitzer's direct to consumer distribution channel, which consists of e-commerce operations and full-price retail stores, represented 84% of Lilly Pulitzer's net sales in Fiscal 2023. A key element of our Lilly Pulitzer strategy is the lillypulitzer.com website, which generated $175 million, or 51%, of Lilly Pulitzer's net sales in Fiscal 2023. Another key component of our Lilly Pulitzer direct to consumer strategy is to operate our own Lilly Pulitzer stores, which represented 33% of Lilly Pulitzer's net sales in Fiscal 2023.

The Lilly Pulitzer e-commerce business has experienced double-digit percentage growth for many years, and we anticipate that the net sales growth of the e-commerce business will remain strong in the future. We utilize the Lilly Pulitzer website as an effective means of liquidating discontinued or out-of-season inventory in a brand appropriate manner and at gross margins in excess of 40% via e-commerce flash clearance sales. These sales create a significant amount of excitement with loyal Lilly Pulitzer consumers, who are looking for an opportunity to purchase Lilly Pulitzer products at a discounted price and are also important in attracting new consumers to the Lilly Pulitzer brand. These e-commerce flash clearance sales typically run for two to three days during end of season clearance periods allowing the Lilly Pulitzer website to generally remain full price for the remainder of the year. During Fiscal 2023, 35% of Lilly Pulitzer's e-commerce sales, or 18% of Lilly Pulitzer's net sales, were e-commerce flash clearance sales.

Our full-price retail store strategy for the Lilly Pulitzer brand includes operating full-price retail stores in higher-end lifestyle shopping centers and malls, resort destinations and brand-appropriate street locations. As of February 3, 2024, about 40% of our Lilly Pulitzer full-price stores were located in outdoor regional lifestyle centers and approximately one-quarter of our Lilly Pulitzer stores were located in indoor regional malls, with the remaining locations in resort or street locations. In certain seasonal locations such as Nantucket, Massachusetts and Watch Hill, Rhode Island, our stores are only open during the resort season. Additionally, we may open temporary pop-up stores in certain locations.

Lilly Pulitzer's full-price retail store sales per gross square foot for Fiscal 2023 were approximately $737 for the full-price retail stores which were open the full Fiscal 2023 year, as compared to $765 in Fiscal 2022. The table below provides certain information regarding Lilly Pulitzer direct to consumer locations as of February 3, 2024.

	Full-Price Retail Stores
Florida	21
Massachusetts	6
Virginia	5
North Carolina	5
Other	23
Total	60
Average square feet per store	2,500
Total square feet at year-end	152,000

During Fiscal 2023, 51% of Lilly Pulitzer's full-price retail store sales were in stores located in Florida with no other state generating more than 10% of full-price retail store sales. Including e-commerce sales, during Fiscal 2023, Florida represented 34% of total Lilly Pulitzer direct to consumer sales.

The table below reflects the changes in direct to consumer location count for Lilly Pulitzer stores during Fiscal 2023.

	Full-Price Retail Stores
Open as of beginning of fiscal year	59
Opened	4
Closed	(3)
Open as of end of fiscal year	60

Currently, we expect to open at least five new full-price retail stores in Fiscal 2024, with the anticipated new stores in Florida, Rhode Island, Massachusetts, Georgia and Arizona. We are in the process of identifying sites or negotiating leases for additional locations. We continue to look for other appropriate locations and anticipate returning to a pace of opening as many as five to six locations per year in the future. At the same time, we may relocate or close a limited number of locations at lease expiration, or sooner based on store performance. The construction or relocation of retail stores requires a greater amount of initial capital investment than wholesale operations, as well as greater operating costs. In addition to new store openings, we also incur capital expenditure costs related to remodels or expansions of existing stores, particularly when we renew or extend a lease beyond the original lease term, or otherwise determine that a remodel of a store is appropriate.

Wholesale Operations

To complement our direct to consumer operations and have access to a larger group of consumers, we maintain wholesale operations for Lilly Pulitzer. These wholesale operations, which represented 16% of Lilly Pulitzer's net sales in Fiscal 2023, are primarily with Signature Stores, independent specialty stores, better department stores and multi-branded e-commerce retailers that generally follow a retail model approach with limited discounting. During Fiscal 2023, approximately one-quarter of Lilly Pulitzer's wholesale sales were to Lilly Pulitzer's Signature Stores, approximately one-fifth of Lilly Pulitzer's wholesale sales were to specialty stores and less than one-fifth of Lilly Pulitzer's wholesale sales, or less than 5% of Lilly Pulitzer's net sales, were to department stores. The remaining wholesale sales were primarily to off-price retailers and national accounts, including on-line retailers. Lilly Pulitzer's net sales to its 10 largest wholesale customers represented 9% of Lilly Pulitzer's net sales in Fiscal 2023 with its largest customer representing less than 5% of Lilly Pulitzer's net sales.

An important part of Lilly Pulitzer's wholesale distribution is sales to Signature Stores. For these stores, we enter into agreements whereby we grant the other party the right to independently operate one or more stores as a Lilly Pulitzer Signature Store, subject to certain conditions, including designating substantially all floor space specifically for Lilly Pulitzer products and adhering to certain trademark usage requirements. We sell products to these Lilly Pulitzer Signature Stores on a wholesale basis and do not receive royalty income associated with these sales. As of February 3, 2024, there were 46 Lilly Pulitzer Signature Stores.

Johnny Was

In the Third Quarter of Fiscal 2022, we acquired the Johnny Was California lifestyle brand and related operations, which includes the design, sourcing, marketing and distribution of collections of affordable luxury, artisan-inspired bohemian apparel, accessories and home goods. The Johnny Was brand was founded in 1987 and continues to transcend fashion trends with its beautifully crafted, globally inspired products and demonstrates a unique ability to combine and mix elevated fabrics, patterns, bespoke prints and artisanal embroidery that distinguishes its product in the marketplace. Johnny Was products can be found on the Johnny Was website, johnnywas.com, and in our full-price retail stores as well as select department stores and specialty stores. During Fiscal 2023, approximately 90% of the net sales of Johnny Was were for women's apparel, with the remaining sales consisting of Johnny Was accessories, including home products, shoes, scarves, handbags, and jewelry.

Direct to Consumer Operations

The Johnny Was direct to consumer distribution channel, which consists of e-commerce operations and the Johnny Was retail stores, represented 79% of the Johnny Was net sales in Fiscal 2023. A key element of the Johnny Was strategy is the johnnywas.com website, which generated $84 million of net sales, or 41% of the net sales of Johnny Was, in Fiscal 2023. Another key component of our Johnny Was direct to consumer strategy is to operate our own Johnny Was stores, which represented 38% of the net sales of Johnny Was in Fiscal 2023.

Our full-price retail store strategy for the Johnny Was brand includes operating full-price retail stores in higher-end lifestyle shopping centers and malls, resort destinations and brand-appropriate street locations. As of February 3, 2024, about 75% of the Johnny Was full-price stores were located in lifestyle centers, open air shopping environments or street front locations with the remaining 25% of locations in indoor regional malls. Full-price retail store sales per gross square foot for Johnny Was for Fiscal 2023 were approximately $664. Full-price retail store sales per gross square foot for Johnny Was were approximately $740 for the full-price retail stores which were open the full 12 months ended January 28, 2023.

Our Johnny Was outlet stores are generally located in outlet shopping centers that include other upscale retailers and serve an important role in overall inventory management by often allowing us to sell discontinued and out-of-season products at better prices than are otherwise available from outside parties.

The table below provides certain information regarding Johnny Was direct to consumer locations as of February 3, 2024.

	Full-Price Retail Stores	Outlet Stores	Total
California	17	2	19
Florida	8	1	9
Texas	8	—	8
New York	4	—	4
Other states	35	—	35
Total	72	3	75
Average square feet per store	1,600	1,400	
Total square feet at year end	117,000	4,200	

During Fiscal 2023, 28%, 14% and 13% of the retail store sales of Johnny Was were in stores located in California, Texas and Florida, respectively. During Fiscal 2023, including e-commerce sales, California, Texas, and Florida represented 23%, 14% and 11%, respectively, of our total Johnny Was direct to consumer sales.

The table below reflects the changes in store count for Johnny Was during Fiscal 2023.

	Full-Price Retail Stores	Outlet Stores	Total
Open as of beginning of fiscal year	65	2	67
Opened	10	1	11
Closed	(3)	—	(3)
Open as of end of fiscal year	72	3	75

Currently, we expect to open approximately 10 new full-price retail stores in Fiscal 2024. During Fiscal 2024, we anticipate opening full-price retail stores across the country including stores in California, Florida, Idaho, Missouri, Massachusetts and New York. We believe that in Fiscal 2024, we may relocate or close a limited number of locations at lease expiration, or sooner based on store performance. The construction or relocation of retail stores requires a greater amount of initial capital investment than wholesale operations, as well as greater ongoing operating costs. The cost to build out a Johnny Was retail store is typically less than $0.5 million. In addition to new store openings, we also incur capital expenditure costs related to remodels or expansions of existing stores, particularly when we renew or extend a lease beyond the original lease term, or otherwise determine that a remodel of a store is appropriate.

Wholesale Operations

To complement our direct to consumer operations and have access to a larger group of consumers, we maintain wholesale operations for Johnny Was. These wholesale operations are primarily with better independent specialty and department stores and multi-branded e-commerce retailers that generally follow a retail model approach with limited discounting. During Fiscal 2023, 21% of the net sales of Johnny Was were sales to wholesale customers and approximately 40% and 35% of the wholesale sales of Johnny Was were to specialty stores and department stores, respectively. The remaining wholesale sales were primarily to off-price retailers and retailers in countries outside of the United States. Net sales to the 10 largest wholesale customers of Johnny Was represented 10% of the net sales of Johnny Was during Fiscal 2023 with its largest customer representing less than 5% of Johnny Was' net sales.

Emerging Brands

Emerging Brands, which was organized in Fiscal 2022, consists of the operations of our smaller, earlier stage Southern Tide, TBBC, Duck Head and Jack Rogers brands. Investments in smaller lifestyle brands that are unconsolidated entities are included within Emerging Brands. Each of the brands included in Emerging Brands designs, sources, markets and distributes apparel and related products bearing its respective trademarks and is supported by Oxford's emerging brands team that provides certain support functions to the smaller brands, including marketing and advertising execution, analysis and other functions. The shared resources provide for operating efficiencies and enhanced knowledge sharing across the brands. We acquired Southern Tide in 2016, Duck Head in 2016, TBBC in 2017 and Jack Rogers, a footwear brand, in 2023.

The table below reflects the net sales (in thousands) for Fiscal 2023 by brand for each brand included in Emerging Brands.

	Fiscal 2023
Southern Tide	$ 69,017
TBBC	43,524
Duck Head	12,780
Jack Rogers [1]	1,504
Total Emerging Brands net sales	$ 126,825

[1] The Jack Rogers business was acquired during the Fourth Quarter of Fiscal 2023 and reflects activity from the acquisition date through February 3, 2024.

The brands distribute their products on their brand-specific e-commerce websites, southerntide.com, thebeaufortbonnetcompany.com, duckhead.com and jackrogersusa.com, as well as wholesale channels of distribution for each brand that may include independent specialty retailers, better department stores and brand specific Signature Stores. During Fiscal 2023, the majority of the net sales of both Southern Tide and Duck Head were wholesale sales, while the majority of TBBC and Jack Rogers sales were direct to consumer sales.

Also, a key component of our Southern Tide and TBBC growth strategy is to expand our direct to consumer retail store operations after both brands opened their first retail store locations in recent years. The table below provides certain information regarding the Emerging Brands direct to consumer locations as of February 3, 2024.

	Southern Tide	TBBC	Total Emerging Brands
Florida	9	2	11
South Carolina	3	1	4
Massachusetts	3	—	—
North Carolina	2	—	2
Other states	2	—	2
Total	19	3	22
Average square feet per store	1,600	1,400	
Total square feet at year end	30,000	4,200	

The table below reflects the changes in direct to consumer location count for Emerging Brands during Fiscal 2023.

	Southern Tide	TBBC	Total Emerging Brands
Open as of beginning of fiscal year	6	3	9
Opened / Acquired	13	—	13
Closed	—	—	—
Open as of end of fiscal year	19	3	22

We opened a total of 13 new Southern Tide stores during Fiscal 2023, including the acquisition of three former Southern Tide signature stores located in Massachusetts during the First Quarter of Fiscal 2023 and three additional former signature stores in the Fourth Quarter of Fiscal 2023, two of which are in South Carolina and one in Georgia. We also opened a total of seven stores in Florida, South Carolina, North Carolina and Texas. During Fiscal 2024, we expect to open approximately 10 additional Southern Tide stores, with stores in Florida, Texas, Alabama, Virginia and New York. Additionally, for TBBC, we anticipate opening at least one new store during Fiscal 2024. We continue to look at additional opportunities for new full-price store locations for both Southern Tide and TBBC. The operation of full-price retail stores requires a greater amount of initial capital investment than wholesale operations, as well as greater ongoing operating costs. We anticipate that most future retail store openings for Southern Tide and TBBC will generally be approximately 1,500 to 2,000 square feet; however, the determination of actual size of the store will depend on a variety of criteria, including the potential opportunities that become available.

Lanier Apparel

In Fiscal 2021, we exited our Lanier Apparel business, which had been focused on moderately priced tailored clothing and related products. This decision aligns with our stated business strategy of developing and marketing compelling lifestyle brands. It also took into consideration the increased macroeconomic challenges faced by the Lanier Apparel business, many of which were magnified by the COVID-19 pandemic. The operating results of the Lanier Apparel business in Fiscal 2021 largely consisted of activities associated with the wind down of operations following our Fiscal 2020 decision to exit the business. Refer to Note 12 and Note 2 of our consolidated financial statements included in this report for additional information about the Lanier Apparel exit and Fiscal 2021 operating results.

Corporate and Other

Corporate and Other is a reconciling category for reporting purposes and includes our corporate offices, substantially all financing activities, the elimination of inter-segment sales, any other items that are not allocated to the operating groups, including LIFO inventory accounting adjustments as our LIFO pool does not correspond to our operating group definitions, the operations of our Lyons, Georgia distribution center, our Oxford America business, which generated net sales of $1 million and was exited in Fiscal 2022, and our initial $8 million minority ownership interest in a property in Indian Wells, California that was converted and rebranded in Fiscal 2023 as the Tommy Bahama Miramonte Resort & Spa.

TRADEMARKS

We own trademarks, many of which are very important and valuable to our business, including Tommy Bahama®, Lilly Pulitzer®, Johnny Was®, Southern Tide®, The Beaufort Bonnet Company®, Duck Head® and Jack Rogers®. Generally, our trademarks are subject to registrations and pending applications throughout the world for use on apparel and, in some cases, apparel-related products, accessories and home furnishings, as well as in connection with retail services. We continue to evaluate our worldwide usage and registration of our trademarks. In general, trademarks remain valid and enforceable as long as the trademarks are used in connection with our products and services in the relevant jurisdiction and the required registration renewals are filed. Important factors relating to risks associated with our trademarks include, but are not limited to, those described in Part I, Item 1A. Risk Factors.

ADVERTISING AND MARKETING

During Fiscal 2023, we incurred $105 million, or 7% of net sales, of advertising expense. Advertising and marketing are an integral part of the long-term strategy for our lifestyle brands, and we therefore devote significant resources to these efforts. Thus, we believe that it is very important that our brands communicate regularly with consumers about product offerings or other brand events in order to maintain and strengthen connections with consumers. Our advertising emphasizes the respective brand's image and lifestyle and attempts to engage individuals within the target consumer demographic and guide them on a regular basis to our e-commerce websites, direct to consumer locations or wholesale customers' stores and websites in search of our products.

We increasingly utilize digital marketing, social media and email, and continue to use traditional direct mail communications, to interact with our consumers. We vary our engagement tactics to elevate the consumer experience as we attract new consumers, drive conversion, build loyalty, activate consumer advocacy and address the transformation of consumer shopping behaviors. Our creative marketing teams design and produce imagery and content, social media strategies and email and print campaigns designed to inspire the consumer and drive traffic to the brand. We attempt to increase our brand awareness through a strategic emphasis on technology and the elevation of our digital presence which encompasses e-commerce, mobile e-commerce, digital media, social media and influencer marketing. In this environment where many people are digital-first consumers, we continue to enhance our approach to digital marketing and invest in analytical capabilities to promote a more personalized experience across our distribution channels. At the same time, we continue to innovate to better meet consumer online shopping preferences (e.g. loyalty, ratings and reviews and mobile phone applications) and build brand equity. The ongoing trend towards a digital first consumer provided a catalyst for accelerating the implementation of new direct to consumer business models and consumer engagement programs, such as selling through social media.

Marketing initiatives in our direct to consumer operations may include special event promotions, including loyalty award card, Flip Side, Friends & Family and gift with purchase events and a variety of public relations activities designed to create awareness of our brands and products, drive traffic to our websites and stores, convert new consumers and increase demand and loyalty. Our various initiatives are effective in increasing online and in-store traffic resulting in the proportion of our sales that occur during our promotional marketing initiatives, such as Tommy Bahama's Friends & Family events, increasing in recent years, which puts some downward pressure on our direct to consumer gross margins.

Our marketing may also include sponsorships, collaborations, and co-branding initiatives, which may be for a particular cause or non-profit organization that is expected to resonate with target consumers. For certain of our wholesale customers, we may also provide point-of-sale materials and signage to enhance the presentation of our products at their retail locations and/or participate in cooperative advertising programs.

PRODUCT DESIGN

We believe that one of the key competitive factors in the apparel industry is the design of differentiated, innovative or otherwise compelling product that resonates with our target consumers. Our ability to compete successfully in the apparel industry is dependent on our proficiency in foreseeing changes and trends in fashion and consumer preference and presenting appealing products for consumers. Our design-led, commercially informed lifestyle brand operations strive to provide exciting, differentiated products each season.

Each of our lifestyle brands' products are designed and developed by dedicated brand-specific teams who focus on the target consumer for the respective brand. The design process includes feedback from buyers, consumers and sales agents, along with market trend research. Our apparel products generally incorporate fabrics made of cotton, silk, linen, polyester, cellulosic fibers, leather and other natural and man-made fibers, or blends of two or more of these materials.

PRODUCT SOURCING

We intend to maintain flexible, diversified, cost-effective sourcing operations that provide high-quality apparel and related products. Our operating groups, either internally, using in-house employees located in the United States and/or Hong Kong, or through the use of third-party vendors or buying agents, manage the production and sourcing of substantially all of our apparel and related products from non-exclusive, third party producers located in foreign countries.

Although we place a high value on long-term relationships with our suppliers of apparel and related products and have used many of our suppliers for a number of years, we do not have long-term contracts with our suppliers. Instead, we conduct business on an order-by-order basis. Thus, we compete with other companies for the production capacity of independent manufacturers. We believe that this approach provides us with the greatest flexibility in identifying the appropriate manufacturers while considering quality, cost, timing of product delivery and other criteria. During Fiscal 2023, we purchased our products from approximately 260 suppliers, with a significant concentration of suppliers in Asia. Our 10 largest suppliers provided approximately one-third of our product purchases. During Fiscal 2023, no individual third party manufacturer, licensee or other supplier provided more than 10% of our product purchases in total. We generally acquire products sold in our food and beverage operations from various third party domestic suppliers.

During Fiscal 2023, approximately 41% and 23% of our apparel and related products acquired directly by us or via vendors or buying agents, were from producers located in China and Vietnam, respectively, with no other country representing more than 10% of such purchases. Johnny Was, which was acquired in 2022, sources approximately 90% of its products from China. While we have and will continue to work on diversifying our supplier base and reducing the concentration of manufacturing from China in the future, the majority of fibers included in our apparel and other products currently originate in China even if the products are manufactured elsewhere.

We purchase our apparel and related products from third-party producers, substantially all as package purchases of finished goods. These products are manufactured to our design and fabric specifications with oversight by us or our third-party vendors or buying agents. The use of third-party producers reduces the amount of capital investment required by us, as operating manufacturing facilities requires a significant amount of capital investment, labor and oversight. We depend on third-party producers to secure a sufficient supply of specified raw materials, adequately finance the production of goods ordered and maintain sufficient manufacturing and shipping capacity. We believe that purchasing substantially all of our products as package purchases allows us to reduce our working capital requirements as we are not required to purchase, or finance the purchase of, the raw materials or other production costs related to our apparel and related product purchases until we take ownership of the finished goods, which typically occurs when the goods are shipped by the third-party producers.

As the manufacture and transportation of apparel and related products for our brands may take as many as six months for each season, we typically make commitments months in advance of when products will arrive in our full-price retail stores or our wholesale customers' stores. As our merchandising departments must estimate our requirements for finished goods purchases for our own full-price retail stores and e-commerce sites based on historical product demand data and other factors, and as purchases for our wholesale accounts must be committed to prior to the receipt of all wholesale customer orders, we carry the risk that we have purchased more inventory than will ultimately be desired or that we will not have purchased sufficient inventory to satisfy demand, resulting in lost sales opportunities.

CORPORATE RESPONSIBILITY

We recognize that our business operations throughout the value chain impact people and the environment and believe that, as a leading apparel company, we have a responsibility to reduce those impacts. Our Board is ultimately charged with overseeing the risks to our business on behalf of our shareholders, and we believe that our Board's active involvement in oversight of environmental, social and governance ("ESG") initiatives affords us tremendous benefits. We report routinely to our Board and/or various Board committees about ESG risks and strategies and communicate insights provided by our directors to our brands to assist in formulating ESG goals and initiatives.

Reducing our Impact

We are committed to identifying and executing commercially viable corporate responsibility initiatives in furtherance of a safer, more sustainable world. To support this objective, we organized a new Corporate Responsibility team at the end of Fiscal 2022 to efficiently manage environmental sustainability, social responsibility and traceability across the enterprise. Drawing on existing expertise from our Tommy Bahama initiatives, the new function ensures a consistent approach to corporate responsibility across our brands. The team reports to our General Counsel, with input from our Executive Leadership Team, and will focus in the immediate future on assessing corporate responsibility risks and opportunities, establishing baseline metrics and objectives and collaborating with our brands on potential brand-specific initiatives.

As part of our commitment to source our products in a lawful, ethical and socially responsible manner, we have implemented a supplier corporate responsibility program applicable to vendors and producers from whom we purchase apparel and related products. The program includes a comprehensive Supplier Code of Conduct that requires compliance with applicable laws as well as other international business and ethical standards, including related human rights, health, safety, working conditions, environmental and other requirements. We also require all vendors from whom we purchase goods to adhere to the United States Customs and Border Protection's Customs Trade Partnership Against Terrorism program, including standards relating to facility, procedural, personnel and cargo security.

We monitor compliance with our Supplier Code of Conduct and applicable laws and regulations through social assessments performed by credible third parties and require our suppliers to partner with us to remediate issues identified. Social assessments of our tier 1 and strategic tier 2 producers are required annually or more frequently. In the event we determine that a supplier cannot or will not remediate issues, we will discontinue use of the supplier.

We also continue to participate in various trade associations and organizations to drive industry-wide collective action and ensure we remain informed about emerging laws, risks, opportunities and best practices. We are an active member of the American Apparel & Footwear Association (AAFA) and in 2023, we transitioned Tommy Bahama's membership in Cascale (formerly the Sustainable Apparel Coalition) to an enterprise-wide membership to support each of our brands in their journeys toward more responsible production. Additionally, various combinations of our brands are members of the Textile Exchange, Better Cotton, and the Good Cashmere Standard by the Aid by Trade Foundation to further our adoption of preferred materials.

ENRICHING OUR COMMUNITIES

Since our founding in 1942, we have prided ourselves on being model citizens for the communities in which we operate. We focus our community initiatives on programs that can impact a broad set of constituents where we operate. Our community partners include the United Way of Greater Atlanta, the Woodruff Arts Center and Grady Hospital, and each of our operating groups partners with organizations improving quality of life in the communities where our customers and employees live and work.

In 2020, we announced the launch of the Oxford Educational Access Initiative to further our goal of reducing economic and racial inequality through access to education. We believe that every child, regardless of race or economic circumstance, deserves the chance to learn and be successful. Over the course of four years beginning in 2021, we have committed to fund an aggregate of $1 million to community organizations with innovative program models that address a broad spectrum of educational challenges that children in underserved communities face. Each of our brands has selected recipient organizations that are working to address disparities in educational access and barriers to success for children in our local communities.

IMPORT RESTRICTIONS AND OTHER GOVERNMENT REGULATIONS

We are exposed to certain risks as a result of our international operations as substantially all of our merchandise, as well as the products purchased by our licensing partners, is manufactured by foreign suppliers. Products imported by us, or imported by others and ultimately sold to us, are subject to customs, trade and other laws and regulations governing their entry into the United States and other countries where we sell our products, including various federal, state, local and foreign laws and regulations that govern any of our activities that may have adverse environmental, health and safety effects. Noncompliance with these laws and regulations may result in significant monetary penalties.

Substantially all of the merchandise we acquire is subject to certain duties which are assessed on the value of the imported product. These amounts represent a component of the inventories we sell and are included in cost of goods sold in our consolidated statements of operations. We paid total duties of $58 million on products imported into the United States directly by us in Fiscal 2023, with the average duty rate on those products of approximately 19% of the value of the imported product in Fiscal 2023. Duty rates vary depending on the type of garment, fiber content and country of origin and are subject to change in future periods. In addition, while the World Trade Organization's member nations have eliminated quotas on apparel and textiles, the United States and other countries into which we import our products are still allowed in certain circumstances to unilaterally impose "anti-dumping" or "countervailing" duties in response to threats to their comparable domestic industries.

Although we have not been materially inhibited from sourcing products from desired markets in the past, we cannot assure that significant impediments will not arise in the future as we expand product offerings and enter into new markets. In recent years the United States government has implemented additional duties on certain product categories across various industries. It is possible that additional duty increases could occur in future years, which could have a significant unfavorable impact on the apparel retail industry and our cost of goods sold, operations, net sales, net earnings and cash flows. Our management regularly monitors proposed regulatory changes and the existing regulatory environment, including any impact on our operations or on our ability to import products. As a result of these changes and increased costs of production in certain countries that unfavorably impact our cost of goods sold, we continue to make changes in our supply chain, including exiting certain factories and sourcing those products from a factory in a different foreign country.

In addition, apparel and other related products sold by us are subject to stringent and complex product performance and security and safety standards, laws and other regulations. These regulations relate principally to product labeling, product content, certification of product safety and importer security procedures. We believe that we are in material compliance with those regulations. Our licensed products and licensing partners are also generally subject to such regulations.

Important factors relating to risks associated with government regulations, including forced labor laws, include those described in Part I, Item 1A. Risk Factors.

DISTRIBUTION CENTERS

We operate a number of distribution centers. Our Auburn, Washington, King of Prussia, Pennsylvania and Los Angeles, California distribution centers serve our Tommy Bahama, Lilly Pulitzer and Johnny Was operating groups, respectively. Additionally, a third-party distribution center in Los Angeles, California provides distribution services for the Johnny Was e-commerce operations. Our Lyons, Georgia distribution center provides primary distribution services for our smaller Southern Tide, TBBC and Duck Head businesses, as well as certain distribution services for our Lilly Pulitzer and Tommy Bahama businesses.

In Fiscal 2023, we began a multi-year Southeastern United States distribution center enhancement project in Lyons, Georgia to build a new facility to ensure best-in-class direct-to-consumer throughput capabilities for our brands. The new facility will provide direct to consumer support for all of our brands, including the East Coast operations of Tommy Bahama. We anticipate total capital expenditures in excess of $130 million over the life of the project, with the majority of the spend occurring in Fiscal 2024, and expect completion of the new facility in the Second Half of Fiscal 2025.

Activities at the distribution centers include receiving finished goods from suppliers, inspecting the products and shipping the products to our retail store, e-commerce and wholesale customers, as applicable. We seek to maintain sufficient levels of inventory at the distribution centers to support our direct to consumer operations, as well as pre-booked, at-once and some in-stock replenishment orders for our wholesale customers. We use a local third party distribution center for our Tommy Bahama Australia operations.

In Fiscal 2023, 80% of our net sales were direct to consumer sales, which are filled on a current basis; accordingly, an order backlog is not material to our business.

INFORMATION TECHNOLOGIES

We believe that sophisticated information systems and functionality are important components of maintaining our competitive position and supporting continued growth of our businesses, particularly in the ever-changing consumer shopping environment. Our information systems are designed to provide effective retail store, e-commerce, food and beverage and wholesale operations while emphasizing efficient point-of-sale, distribution center, design, sourcing, order processing, marketing, customer relationship management, accounting and other functions. We periodically evaluate the adequacy of our information technologies and upgrade or enhance our systems to gain operating efficiencies, to provide additional consumer access and to support our anticipated growth as well as other changes in our business. We believe that, where possible, continuous upgrading and enhancements to our information systems with newer technology that offers greater efficiency, functionality and reporting capabilities is critical to our operations and financial condition.

LICENSING AND OTHER DISTRIBUTION ARRANGEMENTS

We license certain of our trademarks, including the Tommy Bahama and Lilly Pulitzer names, to licensees in categories beyond our brands' core product categories. We believe licensing is an attractive business opportunity for our larger lifestyle brands. Once a brand is more fully established, licensing typically requires modest additional investment but can yield high-margin income. It also affords the opportunity to enhance overall brand awareness and exposure. In evaluating a licensee for our brands, we consider the candidate's experience, financial stability, sourcing expertise and marketing ability. We also evaluate the marketability and compatibility of the proposed licensed products with the brand image and our own products.

Our agreements with our licensees are brand specific, relate to specific geographic areas and have expirations at various dates in the future, with contingent renewal options in limited cases. Generally, the agreements require minimum royalty payments as well as royalty payments based on specified percentages of the licensee's net sales of the licensed products as well as certain obligations for advertising and marketing. Our license agreements generally provide us the right to approve all products, advertising and proposed channels of distribution.

We license the Tommy Bahama brand for a broad range of product categories including indoor furniture, outdoor furniture, beach chairs, bedding and bath linens, fabrics, leather goods and gifts, headwear, hosiery, sleepwear, shampoo, toiletries, fragrances, cigar accessories, distilled spirits, resort operations and other products. Third party license arrangements for Lilly Pulitzer products include stationery and gift products; home furnishing products; and eyewear.

In addition to our license arrangements for the specific product categories listed above, we may enter into certain international distributor agreements which allow third parties to distribute apparel and other products on a wholesale and/or retail basis within certain countries or regions. As of February 3, 2024, we have agreements for the distribution of Tommy Bahama products in the Middle East and parts of Latin America. The products sold by the distributors generally are identical to the products sold in our own Tommy Bahama stores. In addition to selling Tommy Bahama goods to wholesale accounts, the distributors may, in some cases, operate a limited number of their own retail stores. Additionally, we have arrangements for distribution of Johnny Was products in certain countries. None of our international distributor agreements are expected to generate growth that would materially impact our operating results in the near term.

SEASONAL ASPECTS OF BUSINESS

Each of our operating groups is impacted by seasonality as the demand by specific product or style, as well as by distribution channel, may vary significantly depending on the time of year. As a result, our quarterly operating results and working capital requirements fluctuate significantly from quarter to quarter. Typically, the demand for products for our larger brands is higher in the spring, summer and holiday seasons and lower in the fall season (the third quarter of our fiscal year). Thus, our third quarter historically has had the lowest net sales and net earnings compared to other quarters. Further, the impact of certain unusual or non-recurring items, economic conditions, our e-commerce flash clearance sales, wholesale product shipments, weather, acquisitions or other factors affecting our operations may vary from one year to the next. Therefore, due to the potential impact of these items, we do not believe that net sales or operating income by quarter in Fiscal 2023 are necessarily indicative of the expected proportion of amounts by quarter for future periods.

HUMAN CAPITAL MANAGEMENT

Our key strategy is to own brands that make people happy, and we recognize that successful execution of our strategy starts with people. We believe treating people fairly and with respect is key to long-term success and, more importantly, is simply the right thing to do.

As of February 3, 2024, we employed over 6,000 individuals globally, more than 96% of whom were in the United States. Approximately 77% of our employees were retail store and food and beverage employees. Our employee base fluctuates during the year, as we typically hire seasonal employees to support our retail store and food and beverage operations, primarily during the holiday selling season. None of our employees as of February 3, 2024 were represented by a union.

Commitment to our Core Values

Our actions are guided by our company's core values:
- *Integrity* – Build trust through honest relationships. Do the right thing.
- *Respect* – Have respect for oneself and for one another. Lead by example. Exercise humility.
- *Inclusion* – Root our relationships with one another in understanding, awareness and mutual respect. Value and embrace diversity. Welcome the respectful, open expression of differing ideas and perspectives.
- *Accountability* – Own our words, decisions and actions. Earn our reputation.
- *Teamwork* – Show up for each other. Solve problems through good and transparent communication. Know we are strongest when we work as a team.
- *Curiosity* – Improve and innovate. Simplify and streamline. Embrace change. Challenge ourselves.

We believe that our adherence to these core values in everything we do as a company furthers our good relations with employees, suppliers and customers.

Commitment to Human Rights and our Code of Conduct

We are committed to respecting human rights in our business operations, including throughout our supply chain and product life cycle. As part of our supplier audit processes, we conduct human rights due diligence to identify risks and work to mitigate them, and our Supplier Code of Conduct sets forth minimum social responsibility requirements to ensure that the human rights of all people in our value chain are respected. We do not tolerate harassment, discrimination, violence or retaliation of any kind.

Our Code of Conduct applies to all employees, officers and directors in our organization and addresses, among other topics, compliance with laws, avoiding conflicts of interest, gifts and entertainment, bribery and kickbacks, anti-discrimination and anti-harassment and reporting misconduct. Our General Counsel takes responsibility for reviewing and refreshing our Code of Conduct; educating our team members about our expectations; and, as applicable, enforcing the Code of Conduct. All employees at the time of hire are required to read and certify compliance with the Code of Conduct and are given an opportunity to ask questions.

Talent and Development

We are always looking for great people to join our team. We recognize that in order to remain competitive, we must attract, develop and retain top caliber employees in our design, marketing, merchandising, information technology and other functions, as well as in our direct to consumer locations and distribution centers. Competition for talented employees is intense.

In furtherance of attracting and retaining employees committed to our core values and business strategy, we maintain competitive compensation programs that include a variety of components, including competitive pay consistent with skill level, experience and knowledge, as well as comprehensive benefit plans consisting of health and welfare plans, retirement benefits and paid leave for our employee base in the United States.

We continue to assess how well we are doing in managing performance, developing our people and putting our talent to its highest and best use across our company. Our aim is greater employee engagement and ultimately a more effective organization. As part of our commitment to our people, throughout our brands and businesses, we provide employees with training, growth and development opportunities, including on-the-job training, learning and development programs, and other educational programs. Outside of the United States, we work with outside partners familiar with the local markets and laws to ensure our rewards are competitive within that jurisdiction and support employee well-being.

Diversity & Inclusion

Our ongoing commitment to having the best people includes a commitment to equal opportunity. We believe in a diverse and inclusive workplace that respects and invites differing ideas and perspectives. We have a number of initiatives to ensure that our hiring, retention and advancement practices promote fair and equal opportunities across our workforce and ensure that we will have the best people in the industry to support our businesses going forward.

Our diversity and inclusion strategies begin at the recruiting stage, where we seek to attract and hire the most qualified candidates possible, without regard to race, ethnicity, national origin, gender, age, sexual orientation, genetics or other protected characteristics. We reinforce our values and goals through our Code of Conduct and other workplace policies, with an anonymous, confidential ethics hotline that allows our employees to voice concerns. We also seek to ensure that our pay and rewards programs and advancement opportunities are consistent with our culture of equality.

As of February 3, 2024, our domestic workforce, which comprised over 96% of our employee population, was self-disclosed as 34% male, 66% female and less than 1% undisclosed or choosing not to identify. Among our management employees, who comprise approximately 19% of our workforce, the self-disclosed figures were 29% male, 71% female and less than 1% undisclosed or choosing not to identify. As of February 3, 2024, the self-disclosed ethnicity of our domestic workforce was 59% white (not Hispanic or Latino) and 41% non-white, whereas for management employees, the self-disclosed ethnicity figures were 71% white (not Hispanic or Latino) and 29% non-white.

INFORMATION

Oxford Industries, Inc. is a Georgia corporation originally founded in 1942. Our corporate headquarters are located at 999 Peachtree Street, N.E., Ste. 688, Atlanta, Georgia 30309. Our internet address is oxfordinc.com. Copies of our annual report on Form 10-K, proxy statement, quarterly reports on Form 10-Q and current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge on our website the same day that they are electronically filed with the SEC. We also use our website as a means of disclosing additional information, including for complying with our disclosure obligations under the SEC's Regulation FD (Fair Disclosure). The information on our website is not and should not be considered part of this Annual Report on Form 10-K and is not incorporated by reference in this document.

Item 1A. *Risk Factors*

The risks described below highlight some of the factors that could materially affect our operations. If any of these risks actually occurs, our business, financial condition, prospects and/or operating results may be adversely affected. These are not the only risks and uncertainties we face. Additional risks and uncertainties that we currently consider immaterial or are not presently known to us may also adversely affect our business.

Risks Related to our Industry and Macroeconomic Conditions

Our business and financial condition are heavily influenced by general economic and market conditions which are outside of our control.

We are a consumer products company and are highly dependent on consumer discretionary spending and retail traffic patterns, particularly in the United States. The demand for apparel products changes as regional, domestic and international economic conditions change and may be significantly impacted by trends in consumer confidence and discretionary consumer spending patterns. These trends may be influenced by employment levels; recessions; inflation and elevated interest rates; fuel and energy costs; tax rates; personal debt levels; savings rates; stock market and housing market volatility; shifting social ideology; concerns about the political and economic climate; and general uncertainty about the future. The factors impacting consumer confidence and discretionary consumer spending patterns are outside of our control and difficult to predict, and, often, the apparel industry experiences longer periods of recession and greater declines than the general economy.

Recently, the U.S. economy has been impacted by elevated inflation rates, which has created a complex and challenging retail environment that has affected consumer spending and consumer preferences. In Fiscal 2023 and continuing into Fiscal 2024, the prevailing macroeconomic concerns have led to conservative purchase order decisions for future seasons by many of our wholesale customers. A decline in consumer confidence or change in discretionary consumer spending could reduce our sales, increase our inventory levels, result in more promotional activities and/or lower our gross margins, any or all of which may adversely affect our business and financial condition.

We operate in a highly competitive industry with significant pricing pressures and heightened customer expectations.

We operate in a highly competitive industry in which the principal competitive factors are the reputation, value and image of brand names; design of differentiated, innovative or otherwise compelling product; consumer preference; price; quality; marketing (including through rapidly shifting digital and social media vehicles); product fulfillment capabilities; and customer service. The highly competitive apparel industry is characterized by low barriers to entry, with new competition entering the marketplace regularly. There are numerous domestic and foreign apparel designers, distributors, importers, licensors and retailers. Some of these companies may be significantly larger or more diversified than us and/or have significantly greater financial resources than we do.

Competition in the apparel industry is particularly enhanced in the digital marketplace for our rapidly growing e-commerce businesses, where there are new entrants in the market, greater pricing pressure and heightened customer expectations and competitive pressure related to, among other things, customer engagement, delivery speed, shipping charges and return privileges. In addition, fast fashion, value fashion and off-price retailers, as well as the more recent declines in spending within the consumer and retail sector, have contributed to additional promotional pressure. These and other competitive factors within the apparel industry may result in reduced sales, increased costs, lower prices for our products and/or decreased margins.

Failure to anticipate and adapt to changing fashion trends and consumer preferences could harm our reputation and financial performance.

We believe that our ability to compete successfully is directly related to our proficiency in foreseeing changes and trends in fashion and consumer preference and presenting appealing products for consumers when and where they seek them. Although certain of our products carry over from season to season, the apparel industry is subject to rapidly changing fashion trends and shifting consumer expectations. The increasing shift to digital brand engagement and social media communication, as well as the attempted replication of our products by competitors, presents emerging challenges for our business. The apparel industry is also impacted by changing consumer preferences regarding spending categories generally, including shifts away from traditional consumer product spending and towards "experiential" spending and sustainable products. There can be no assurance that we will be able to successfully evaluate and adapt our products to align with evolving trends. Any failure on our part to develop and market appealing products could harm the reputation and desirability of our brands and products and/or result in weakened financial performance.

Our operations and those of our suppliers, vendors and wholesale customers may be affected by changes in weather patterns, natural or man-made disasters, public health crises, war, terrorism or other catastrophes.

Our sales volume and operations and the operations of third parties on whom we rely, including our suppliers, vendors, licensees and wholesale customers, may be adversely affected by unseasonable or severe weather conditions or other climate-related events, natural or man-made disasters, hurricanes, public health crises, pandemics, war, terrorist attacks, including heightened security measures and responsive military actions, or other catastrophes which may cause consumers to alter their purchasing habits or result in a disruption to our operations, such as the damage to, and temporary closure of, our Tommy Bahama restaurant and retail store in Naples, Florida due to Hurricane Ian in September 2022 and the destruction of our Tommy Bahama Marlin Bar in Lahaina, Hawaii by wildfires in August 2023. Our business may also be adversely affected by instability, disruption or destruction, regardless of cause. These events may result in closures of our retail stores, restaurants, offices or distribution centers and/or declines in consumer traffic, which could have a material adverse effect on our business, results of operations or financial condition. Because of the seasonality of our business, the concentration of a significant proportion of our retail stores and wholesale customers in certain geographic regions, including a resort and/or coastal focus for most of our lifestyle brands, and the concentration of our sourcing and distribution center operations, the occurrence of such events could disproportionately impact our business, financial condition and operating results.

The ongoing war between Russia and Ukraine and the ongoing war between Israel and Hamas have adversely affected the global economy and resulted in economic sanctions, geopolitical instability and market disruption. Although we do not have operations or generate revenues in the impacted regions, the geopolitical tensions related to the wars could result in broader impacts that expand into other markets, cyberattacks, supply chain and logistics disruptions, including shipping disruptions in the Red Sea region, and lower consumer demand, any of which could have a material adverse effect on our business and operations.

Risks Related to our Business Strategy and Operations

Failure to maintain the reputation or value of our brands could harm our business operations and financial condition.

Our success depends on the reputation and value of our brand names. The value of our brands could be diminished by actions taken by us or by our licensees, wholesale customers or others who have an interest in our brands. Actions that could cause harm to our brands include failing to respond to emerging fashion trends or meet consumer quality expectations; selling products bearing our brands through distribution channels that are inconsistent with customer expectations; becoming overly promotional; or setting up consumer expectations for promotional activity for our products. In addition, social media is a critical marketing and customer acquisition and customer retention strategy in today's technology-driven retail environment, and the value of our brands could be adversely affected if we do not effectively and accurately communicate our brand message through social media vehicles, including with respect to our social responsibility and environmental sustainability initiatives. The concentration in our portfolio heightens the risks we face if one of our larger brands is adversely impacted by actions we or third parties take with respect to that brand.

The improper or detrimental actions of a licensee or wholesale customer, including a third party distributor in an international market, or for example, the operator of the Tommy Bahama Miramonte Resort & Spa, which opened in late-2023 and is an unproven concept with previously untested brand and operating standards, could also significantly impact the perception of our brands. While we enter into comprehensive license and similar collaborative agreements with third party licensees covering product design, product quality, brand standards, sourcing, social compliance, distribution, operations, manufacturing and/or marketing requirements and approvals, there can be no guarantee our brands will not be negatively impacted through our association with products or concepts outside of our core apparel products and by the market perception of the third parties with whom we associate. In addition, we cannot always control the marketing and promotion of our products by our wholesale customers, and actions by such parties could diminish the value or reputation of one or more of our brands and have an adverse effect on our sales, gross margins and business operations.

The appeal of our brands may also depend on the perceived relevance and success of our initiatives related to corporate responsibility and our commitments to operating our business in a socially responsible fashion. Risks related to corporate responsibility include increased stakeholder focus on social and environmental sustainability matters, including forced labor, chemical use, energy and water use, packaging and waste, animal welfare and land use. We may also be required to incur substantial costs to comply with the amalgamation of differing or conflicting state, federal or international laws or regulations or the rules of government agencies requiring disclosure of risks and initiatives related to corporate responsibility and the collection, certification and disclosure of operational data, and any failure to comply with such requirements could result in fines, penalties or negative public perception of our brands or drive decisions on whether we can continue or expand our business in certain markets. We may also face increased pressure from stakeholders or the public to voluntarily expand our disclosures, make commitments, set targets or establish additional goals and take actions to meet them, which could expose us to market, operational and execution costs or risks. The metrics we disclose may not meet stakeholder expectations and may impact our reputation and the value of our brands, and a failure to achieve progress on our metrics on a timely basis, or at all, could adversely affect our business and financial performance.

Our inability to execute our direct to consumer and portfolio-level strategies in response to shifts in consumer shopping behavior could adversely affect our financial results and operations.

One of our key long-term initiatives over the last several years has been to grow our branded businesses through distribution strategies that allow our consumers to access our brands whenever and wherever they choose to shop. Our ability to anticipate and transform our business in response to the manner in which consumers seek to transact business and access products requires us to introduce new retail, restaurant and other concepts in suitable locations; anticipate and implement innovations in sales and marketing technology to align with our consumers' shopping preferences; invest in appropriate digital and other technologies; establish the infrastructure necessary to support growth; maintain brand specific websites and mobile applications that offer the functionality and security customers expect; and effectively enhance our advertising and marketing activities, including our social media presence, to maintain our current customers and attract and introduce new consumers to our brands and offerings.

For the last several years, the retail apparel market has been evolving very rapidly in ways that are disruptive to traditional fashion retailers. These changes included declines in bricks and mortar retail traffic; entry into the fashion retail space by large e-commerce retailers and others with significant financial resources and enhanced distribution capabilities; increased costs to attract and retain consumers; increased investment in technology and multi-channel distribution strategies by large, traditional bricks and mortar and big box retailers; ongoing emphasis on off-price and fast fashion channels of distribution, in particular those who offer brand label products at clearance; and increased appeal for consumers of products that incorporate sustainable materials and processes in the supply chain and/or otherwise reflect their social or personal values. In response, fashion retailers and competing brands have increasingly offered greater transparency for consumers in product pricing and engaged in increased promotional activities, both online and in-store. These trends accelerated in recent years and are likely to continue to evolve in ways that may not yet be evident.

In response to these evolving and rapidly changing trends in consumer shopping behavior, we have made and expect to continue to make significant investments in expanding our digital capabilities and technologies in three key areas: mobile technology; digital marketing; and the digital customer experience. Although we have experienced significant growth in our e-commerce businesses in recent years, there is no assurance that we will realize a return on these investments, be successful in continuing to grow our e-commerce businesses over the long term or that any increase we may see in net sales from our e-commerce business will not cannibalize, or be sufficient to offset any decreases in, net sales from bricks and mortar retail stores. Any inability on our part to effectively adapt to rapidly evolving consumer behavioral trends may result in lost sales, increase our costs and/or adversely impact our results of operations, financial condition, reputation and credibility.

We may be unable to grow our business through organic growth, which could have a material adverse effect on our business, financial condition, liquidity and results of operations.

A key component of our business strategy is organic growth in our brands. Organic growth may be achieved by, among other things, increasing sales in our direct to consumer channels; selling our products in new markets; increasing our market share in existing markets; expanding the demographic appeal of our brands; expanding our margins through product cost reductions, price increases or otherwise; expanding the customer reach of our brands through new and enhanced advertising initiatives; and increasing the product offerings and concepts within our various operating groups. Successful growth of our business is also subject to our ability to implement plans for expanding and/or maintaining our existing businesses at satisfactory levels. We may not be successful in achieving suitable organic growth, and our inability to grow our business may have a material adverse effect on our business, financial condition, liquidity and results of operations.

In addition, investments we make in technology, advertising and infrastructure, retail stores and restaurants, office and distribution center facilities, personnel and elsewhere may not yield the full benefits we anticipate, and sales growth may be outpaced by increases in operating costs, putting downward pressure on our operating margins and adversely affecting our results of operations. If we are unable to increase our revenues organically, we may be required to pursue other strategic initiatives, including reductions in costs and/or acquisitions, which may inhibit our ability to increase profitability.

The acquisition of new businesses is inherently risky, and we cannot be certain that we will realize the anticipated benefits of any acquisition.

Growth of our business through acquisitions of lifestyle brands that fit within our business model is a key component of our long-term business strategy, as evidenced by our acquisition of Johnny Was in Fiscal 2022.

Integrating an acquired business, regardless of the size of the acquired operations, is a complex, time-consuming and expensive process. The integration process could create a number of challenges and adverse consequences for us associated with the integration of product lines, support functions, employees, sales teams and outsourced manufacturers; employee turnover, including key management and creative personnel of the acquired business and our existing businesses; disruption in product cycles for newly acquired product lines; maintenance of acceptable standards, controls, procedures and policies; operating a business in new geographic territories; diversion of the attention of our management from other areas of our business; and the impairment of relationships with customers of the acquired and existing businesses. As a result of these challenges or other factors, the benefits of an acquisition may not materialize to the extent or within the time periods anticipated.

In addition, the competitive climate for desirable acquisition candidates drives higher market multiples, and we may pay more to consummate an acquisition than the value we ultimately derive from the acquired business. Acquisitions may cause us to incur debt or make dilutive issuances of our equity securities, and may result in certain impairment or amortization charges in our statements of operations, as evidenced by the noncash impairment charges for goodwill and intangible assets of $111 million recognized in Johnny Was in the Fourth Quarter of Fiscal 2023, which was driven by the challenging macroeconomic environment and elevated interest rates during Fiscal 2023. Additionally, as a result of acquisitions, we may become responsible for unexpected liabilities that we failed or were unable to discover in the course of performing due diligence, or may incur material, unrecoverable costs to evaluate and pursue an acquisition that is ultimately not consummated.

As the fashion retail environment evolves, our investment criteria for acquisitions has grown to include smaller brands and non-controlling investments in burgeoning brands seeking debt or equity financing. The limited operating history, less experienced management teams and less sophisticated systems, infrastructure and relationships generally associated with such brands may heighten the risks associated with acquisitions generally. Minority investments present additional risks, including the potential disproportionate distraction to our management team relative to the potential financial benefit; the potential for a conflict of interest; the damage to our reputation of associating with a brand which may take actions inconsistent with our values; and the financial risks associated with making an investment in an unproven business model, including the potential for impairment charges such as the $2 million noncash impairment charges recognized in Fiscal 2023 from our equity method investment in a smaller lifestyle brand that resulted from that entity, which we do not control, forecasting continued, future losses.

The divestiture or discontinuation of businesses and product lines could result in unexpected liabilities and adversely affect our financial condition, cash flows and results of operations.

From time to time, we may also divest or discontinue businesses, product lines and/or wholesale relationships that do not align with our strategy or provide the returns that we expect or desire. Such dispositions and/or discontinuations may result in unexpected liabilities, which could adversely affect our financial condition and results of operations.

Our business could be harmed if we fail to maintain proper inventory levels.

Many factors, such as economic conditions, fashion trends, consumer preferences, the financial condition of our wholesale customers and weather, make it difficult to accurately forecast demand for our products. In order to meet the expected demand for our products in a cost-effective manner, we make commitments for production several months prior to our receipt of goods and almost entirely without firm commitments from our customers. Depending on the demand for our products, we may be unable to sell the products we have ordered or that we have in our inventory, which may result in inventory markdowns or the sale of excess inventory at discounted prices and through off-price channels. These events could significantly harm our operating results and impair the image of our brands. Conversely, if we underestimate the timing or extent of demand for our products or if we are unable to access our products when we need them, for example due to a third party manufacturer's inability to source materials or produce goods in a timely fashion or as a result of delays in the delivery of products to us, we may experience inventory shortages, which might result in lost sales, unfilled orders, negatively impacted customer relationships, and diminished brand loyalty, any of which could harm our business. These risks relating to inventory may also escalate as our direct to consumer sales, for which we do not have any advance purchase commitments, continue to increase as a proportion of our consolidated net sales.

We are subject to risks associated with leasing real estate for our retail stores and restaurants.

We lease all of our retail store and restaurant locations. Successful operation of our retail stores and restaurants depends, in part, on our ability to identify desirable, brand appropriate locations; the overall ability of the location to attract a consumer base sufficient to make sales volume profitable; our ability to negotiate satisfactory lease terms and employ qualified personnel; and our ability to timely construct and complete any build out and open the location in accordance with our plans. A decline in the volume of consumer traffic at our retail stores and restaurants, due to economic conditions, shifts in consumer shopping preferences or technology, a decline in the popularity of malls or lifestyle centers in general or at those in which we operate, the closing of anchor stores or other adjacent tenants or otherwise, could have a negative impact on our sales, gross margins and results of operations. Our growth may be limited if we are unable to identify new locations with consumer traffic sufficient to support a profitable sales level or the local market reception to a new retail store opening is inconsistent with our expectations.

Our retail store and restaurant leases generally represent long-term financial commitments, with substantial costs at lease inception for a location's design, leasehold improvements, fixtures and systems installation and recurring fixed costs. On an ongoing basis, we review the financial performance of our retail and restaurant locations in order to determine whether continued operation is appropriate. Even if we determine that it is desirable to exit a particular location, we may be unable to close an underperforming location due to continuous use clauses and/or because negotiating an early termination would be cost prohibitive. In addition, due to the fixed-cost structure associated with these operations, negative cash flows or the closure of a retail store or restaurant could result in impairment of leasehold improvements, impairment of operating lease assets and/or other long-lived assets, severance costs, lease termination costs or the loss of working capital, which could adversely impact our business and financial results. Furthermore, as each of our leases expire and as competition and rental rates for prime retail and restaurant locations continues to accelerate, as we have experienced in recent years, we may be unable to negotiate renewals, either on commercially acceptable terms or at all, including as a result of shifts in how shopping center operators seek to merchandise the particular center's lineup, which could force us to close retail stores and/or restaurants in desirable locations.

Furthermore, a deterioration in the financial condition of shopping center operators or developers could, for example, limit their ability to invest in improvements and finance tenant improvements for us and other retailers and lead consumers to view these locations as less desirable. In addition, if our e-commerce businesses continue to grow, they may do so in part by attracting existing customers, rather than new customers, who choose to purchase products from us online through our websites rather than from our physical stores, thereby reducing the financial performance of our bricks and mortar operations, which could have a material adverse effect on our results of operations or financial condition.

We make use of debt to finance our operations, which could expose us to risks that adversely affect our business, financial position and operating results.

Our levels of debt vary as a result of the seasonality of our business, investments in our operations, acquisitions we undertake and working capital needs. Our debt levels may increase or decrease from time to time under our existing facility or potentially under new facilities, or the terms or forms of our financing arrangements may change. Our indebtedness under the U.S. Revolving Credit Agreement includes certain obligations and limitations, including the periodic payment of principal, interest and unused line fees, maintenance of certain covenants and certain other limitations. The negative covenants in the U.S. Revolving Credit Agreement limits our ability to, among other things, incur debt, guaranty certain obligations, incur liens, pay dividends, repurchase common stock, make investments, sell assets or make acquisitions. These obligations and limitations may increase our vulnerability to adverse economic and industry conditions, place us at a competitive disadvantage compared to any competitors that may be less leveraged and limit our flexibility in carrying out our business plans and planning for, or reacting to, change.

In addition, we are subject to interest rate risk on the indebtedness under our variable rate U.S. Revolving Credit Agreement, particularly in the current macroeconomic environment. An increase in the interest rate environment would require us to pay a greater amount towards interest on our borrowings.

The continued growth of our business depends on our access to sufficient funds. If the need arises in the future to finance expenditures in excess of those supported by our U.S. Revolving Credit Agreement, we may need to seek additional funding through debt or equity financing. Our ability to obtain that financing will depend on many factors, including prevailing market conditions, our financial condition and our ability to negotiate favorable terms and conditions. The terms of any such financing or our inability to secure such financing could adversely affect our ability to execute our strategies, and the negative covenants in our debt agreements, now or in the future, may increase our vulnerability to adverse economic and industry conditions and/or limit our flexibility in carrying out our business strategy and plans.

The loss of one or more of our key wholesale customers, or a significant adverse change in a customer's financial position, could negatively impact our net sales and profitability.

We generate a material percentage of our wholesale sales, which was 20% of our net sales in Fiscal 2023, from a few key customers. Although our largest customer only represented less than 4% of our consolidated net sales in Fiscal 2023, the failure to increase or maintain our sales with our key customers as much as we anticipate would have a negative impact on our growth prospects and any decrease or loss of these customers' business could result in a decrease in our net sales and operating income if we are unable to capture these sales through our direct to consumer operations or other wholesale accounts. Over the last several years, department stores and other large retailers have faced increased competition from online competitors, declining sales and profitability and tightened credit markets, resulting in store closures, bankruptcies and financial restructurings. Restructuring of our customers' operations, continued store closures or increased direct sourcing by customers could negatively impact our net sales and profitability.

We also extend credit to most of our key wholesale customers without requiring collateral, which results in a large amount of receivables from just a few customers. A significant adverse change in a customer's financial position or ability to satisfy its obligations to us could cause us to limit or discontinue business with that customer, in some cases after we have already made product purchase commitments for inventory; require us to assume greater credit risk relating to that customer's receivables; or limit our ability to collect amounts related to shipments to that customer. In addition, a decision by one or more of our key wholesale customers to terminate its relationship with us or to reduce its purchases, whether motivated by competitive considerations, a change in desired product assortment, quality or style issues, financial difficulties, economic conditions or otherwise, could also adversely affect our business.

Risks Related to Cybersecurity and Information Technology

Cybersecurity attacks and/or breaches of information security or privacy could disrupt our operations, cause us to incur additional expenses, expose us to litigation and/or cause us financial harm.

Cybersecurity attacks continue to become increasingly sophisticated, and experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our assets or disrupt our systems. We collect, use, store and transmit sensitive and confidential business information and personal information of our customers, employees, suppliers and others as an ongoing part of our business operations, and we are regularly subject to attempts by attackers to gain unauthorized access to our networks, systems and data, or to obtain, change or destroy confidential information. In addition, customers may use devices or software that are beyond our control environment to purchase our products, which may provide additional avenues for attackers to gain access to confidential information, and our embracing and implementation of remote work arrangements for a substantial portion of our employees may increase our vulnerability to cybersecurity attacks. Additionally, the security systems of businesses that we acquire could pose additional risks to us, such as those related to the collection, use, maintenance and disclosure of data, or present other cybersecurity vulnerabilities.

Despite our implementation of security measures, if an actual or perceived data security breach occurs, whether as a result of cybersecurity attacks, computer viruses, vandalism, ransomware, human error or otherwise, or if there are perceived vulnerabilities in our systems, the image of our brands and our reputation and credibility could be damaged, and, in some cases, our continued operations may be impaired or restricted. Ongoing and increasing costs to enhance cybersecurity protection and prevent, eliminate or mitigate vulnerabilities are significant. Although we have business continuity plans and other safeguards in place, our operations may be adversely affected by an actual or perceived data security breach. Costs to resolve any litigation or to investigate and remediate any actual or perceived breach could result in significant financial losses and expenses, as well as lost sales. While we continue to evolve and modify our business continuity plans, there can be no assurance in an escalating threat environment that they will be effective in avoiding disruption and business impacts.

In addition, the regulatory environment governing our use of individually identifiable data is complex, and compliance with new and modified state, federal and international privacy and security laws may require us to modify our operations and/or incur costs to make necessary systems changes and implement new administrative processes, which may include deploying additional personnel and protection technologies, training employees and engaging third party experts and consultants. In addition, because we process and transmit payment card information, we are subject to the payment card industry data security standard and card brand operating rules, which provide for a comprehensive set of rules relating to the retention and/or transmission of payment card information. If we do not comply with the applicable standards, we may be subject to fines or restrictions on our ability to accept payment cards, which could have a material adverse effect on our operations.

As part of our routine operations, we also contract with third party service providers to store, process and transmit personal information of our customers and employees. Although we may contractually require that these providers implement reasonable security measures, we cannot control third parties and cannot guarantee that a security breach will not occur at their location or within their systems. Privacy breaches of confidential information stored or used by our third party service providers or disruptions in their systems may expose us to the same risks as a breach of our own systems, including negative publicity, potential out-of-pocket costs and adverse effects on our business and customer relationships.

Our operations are reliant on information technology, and any interruption or other failure could have an adverse effect on our business or results of operations.

The efficient operation of our business depends on information technology. This requires us to devote significant financial and employee resources to information technology initiatives and operations. Information systems are used in all stages of our operations and as a method of communication, both internally and with our customers, service providers and suppliers. Many of our information technology solutions are operated and/or maintained by third parties, including our use of cloud-based solutions. Additionally, each of our operating groups uses e-commerce websites, point-of-sale systems, enterprise order management systems, warehouse management systems and wholesale ordering systems to acquire, manage, sell and distribute goods. Our management also relies on information systems to provide relevant and accurate information in order to allocate resources, manage operations and forecast, account for and report our operating results. Service interruptions may occur as a result of a number of factors, including power outages, consumer traffic levels, computer viruses, sabotage, hacking or other unlawful activities by third parties, human error, disasters or failures to properly install, upgrade, integrate, protect, repair or maintain our various systems, networks and e-commerce websites.

All of these events could have a material adverse effect on our financial condition and results of operations. In light of the current geopolitical environment, there are heightened risks that our information technology systems, as well as those of third parties on whom we rely in order to conduct our operations, could be compromised by threat actors.

Reliance on outdated technology or failure to upgrade our information technology systems and capabilities could impair the efficient operation of our business and our ability to compete.

Any failure to timely upgrade our technology systems and capabilities may impair our ability to market, sell and deliver products to our customers, efficiently conduct our operations, facilitate customer engagement in today's digital marketplace and/or meet the needs of our management. We regularly evaluate upgrades or enhancements to our information systems to more efficiently and competitively operate our businesses, including periodic upgrades to digital commerce and marketing, warehouse management, guest relations, omnichannel and/or enterprise order management systems in our businesses. Digital commerce and marketing have continued to increase in importance to our business, and we have invested and will continue to invest significant capital in the digital strategies, systems, expertise and capabilities necessary for us to compete effectively in this arena. Upgrades to our systems may be expensive undertakings, may not be successful and/or could be abandoned. We may also experience difficulties during the implementation, upgrade or subsequent operation of our systems, including the risk of introducing cybersecurity vulnerabilities into our systems or the loss of certain functionality, information from our legacy systems and/or efficient interfaces with third party and continuing systems. Temporary processes or solutions, including manual operations, which may be required to be instituted in the short term could also significantly increase the risk of loss or corruption of data and information. Additionally, if such upgraded information technology systems fail to operate or are unable to support our growth, our store operations and websites could be severely disrupted, and we could be required to make significant additional expenditures to remedy any such failure.

Risks Related to our Sourcing and Distribution Strategies

Our reliance on third party producers in foreign countries to meet our production demands exposes us to risks that could disrupt our supply chain, increase our costs and negatively impact our operations.

We source substantially all of our products from non-exclusive, third party producers located in foreign countries. Although we place a high value on long-term relationships with our suppliers, we do not have long-term supply contracts but instead conduct business on an order-by-order basis. Therefore, we compete with other companies for the production capacity of independent manufacturers. We also depend on the ability of these third party producers to secure a sufficient supply of raw materials, adequately finance the production of goods ordered and maintain sufficient manufacturing and shipping capacity, and in some cases, the products we purchase and the raw materials that are used in our products are available only from one source or a limited number of sources. Although we monitor production in third party manufacturing locations, we cannot be certain that we will not experience operational difficulties with our manufacturers, such as the reduction of available production capacity, errors in complying with product specifications, insufficient quality control, failures to meet production deadlines or increases in manufacturing costs. In addition, we may experience disruptions in our supply chain as we continue to diversify the jurisdictions from which we source products. Any such difficulties may impact our ability to deliver quality products to our customers on a timely basis, increase our costs, negatively impact our customer relationships and result in lower net sales and profits.

Our operations are dependent on the global supply chain, and the impact of supply chain constraints may adversely impact our business and operating results.

Our operations in recent years have been, and may continue to be, impacted by supply chain constraints, labor shortages and raw material shortages, resulting in increased costs for raw materials, longer lead times, port congestion and increased freight costs. As a result of these factors within the global supply chain, our gross margins may be adversely impacted. We also rely on logistics providers to transport our products to our distribution centers. Delays in shipping may cause us to have to use more expensive air freight or other more costly methods to ship our products. Failure to adequately produce and timely ship our products to customers could lead to increased costs and lost sales, negatively impact our relationships with customers, and adversely impact our brand reputation.

Any disruption or failure in our primary distribution facilities may materially adversely affect our business or operations.

We rely on our primary distribution facilities in order to support our direct to consumer and wholesale operations, meet customer fulfillment expectations, manage inventory, complete sales and achieve operating efficiencies. We may have a greater risk than our peers due to the concentration of our distribution facilities, as substantially all of our products for each operating group are distributed through one or two principal distribution centers. Although we continue to enhance our enterprise order management capabilities to deliver products from other physical locations, our ability to effectively support our direct to consumer and wholesale operations, meet customer expectations, manage inventory and achieve objectives for operating efficiencies depends on the proper operation of these distribution facilities, each of which manages the receipt, storage, sorting, packing and distribution of finished goods. In addition, initiatives to build new distribution centers or enhance existing distribution centers, such as our multi-year project to build a new distribution center in the Southeastern United States that will provide significant or exclusive support for all of our brands, or to transition operations among distribution facilities or third party service providers, may be subject to delays, cost overruns, supply chain disruptions or inability to obtain labor or materials which could result in substantial expense to us, disrupt our operations and divert the attention of our management. In addition, we may face challenges integrating the distribution center with the systems supporting our brands and transitioning operations to the distribution center around peak selling seasons, and there can be no assurance that any such investments will achieve anticipated efficiencies.

If any of our primary distribution facilities were to shut down or otherwise become inoperable or inaccessible for any reason, including as a result of natural or man-made disasters, pandemics or epidemics, human error, or cybersecurity attacks or computer viruses, or if we are unable to receive or ship the goods in a distribution center, as a result of a technology failure, labor shortages or otherwise, we could experience a substantial loss of inventory, a reduction in sales, higher costs, insufficient inventory at our retail stores to meet consumer expectations and longer lead times associated with the distribution of our products. In addition, for the distribution facilities that we operate, there are substantial fixed costs associated with these large, highly automated distribution centers, and we could experience reduced operating and cost efficiencies during periods of economic weakness. Any disruption to our distribution facilities or in their efficient operation could negatively affect our operating results and our customer relationships.

Fluctuations and volatility in the cost and availability of raw materials, labor and freight may materially increase our costs.

We and our third party suppliers rely on the availability of raw materials at reasonable prices. The principal fabrics used in our business are cotton, silk, linen, polyester, cellulosic fibers, leather, and other natural and man-made fibers, or blends of two or more of these materials. The prices paid for these fabrics depend on the market price for raw materials used to produce them. The cost of the materials and components that are used in our manufacturing process, such as oil-related commodity prices and other raw materials, such as dyes and chemicals, and other costs, can fluctuate. We historically have not entered into any futures contracts to hedge commodity prices. In recent years, we experienced increased costs of raw materials, including cotton, that impacted our production costs. These price increases could continue in future years.

Employment costs represented more than 40% of our consolidated SG&A in Fiscal 2023, and we have seen increases in the cost of labor in our retail, restaurant and distribution center operations as well as at many of our suppliers in recent years. Employment costs are affected by labor markets, as well as various federal, state and foreign laws governing matters such as minimum wage rates, overtime compensation and other requirements. In addition, in recent years, there has been significant political pressure and legislative action to increase the minimum wage rate in many of the jurisdictions in which we operate. We have also experienced increases in freight costs and distribution and logistics functions and may continue to see such cost and capacity pressures. Although we attempt to mitigate the effect of increases in our cost of goods sold, labor costs, occupancy costs, other operational costs and SG&A items through sourcing initiatives and by selectively increasing the prices of our products, we may be unable to fully pass on these costs to our customers, and material increases in our costs may reduce the profitability of our operations and/or adversely impact our results of operations.

Labor-related matters, including labor disputes, may adversely affect our operations.

We may be adversely affected as a result of labor disputes in our own operations or in those of third parties with whom we work. Our business depends on our ability to source and distribute products in a timely manner, and our new retail store and restaurant growth is dependent on timely construction of our locations. While we are not subject to any organized labor agreements and have historically enjoyed good employee relations, there can be no assurance that we will not experience work stoppages or other labor problems in the future with our employees. In addition, potential labor disputes at independent factories where our goods are produced, shipping ports or transportation carriers create risks for our business, particularly if a dispute results in work slowdowns, lockouts, strikes or other disruptions during our peak manufacturing, shipping and selling seasons. Further, we plan our inventory purchases and forecasts based on the anticipated timing of retail store and restaurant openings, which could be delayed as a result of a number of factors, including labor disputes among contractors engaged to construct our locations or within government licensing or permitting offices or the unavailability of qualified contractors due to labor shortages. Any potential labor dispute, either in our own operations or in those of third parties on whom we rely, could materially affect our costs, decrease our sales, harm our reputation or otherwise negatively affect our operations.

Our geographic concentration exposes us to certain regional risks.

Our operations and retail and restaurant locations are heavily concentrated in the United States and certain geographic areas within the United States, including Florida, California, Texas and Hawaii for our Tommy Bahama operations; Florida for our Lilly Pulitzer operations; California for our Johnny Was operations; and Florida for our Emerging Brands operations. Additionally, the wholesale sales for our businesses are also geographically concentrated, including in geographic areas where we have concentrations of our own retail store and restaurant locations. Due to these concentrations, as well as our brands' association with the resort lifestyle and destinations, we have heightened exposure to factors that impact these regions, including general economic conditions, weather patterns, climate-related conditions, natural disasters, public health crises, changing demographics and other factors.

Our international operations, including foreign sourcing, result in an exposure to fluctuations in foreign currency exchange rates.

We are exposed to certain currency exchange risks in conducting business outside of the United States. Substantially all of our product purchases are from foreign vendors and are denominated in U.S. dollars. If the value of the U.S. dollar decreases relative to certain foreign currencies in the future, then the prices that we negotiate for products could increase and we may be unable to pass this increase on to customers, which would negatively impact our margins. However, if the value of the U.S. dollar increases between the time a price is set and payment for a product, the price we pay may be higher than that paid for comparable goods by competitors that pay for goods in local currencies, and these competitors may be able to sell their products at more competitive prices. An increase in the value of the U.S. dollar compared to other currencies in which we have sales could also result in lower levels of sales and earnings reported in our consolidated statements of operations and lower gross margins. Additionally, currency fluctuations could also disrupt the business of our independent manufacturers by making their purchases of raw materials more expensive and difficult to finance.

Risks Related to Regulatory, Tax and Financial Reporting Matters

Our business is subject to various federal, foreign, state and local laws and regulations, and the costs of compliance with, or the violation of, such laws and regulations could have an adverse effect on our costs or operations.

We are subject to an increasing number of evolving and stringent standards, laws and other regulations, including those relating to labor, employment, privacy and data security, consumer protection, marketing, health, product performance, content and safety, anti-bribery, taxation, customs, logistics and other operational matters. These laws and regulations, in the United States and abroad, are complex and often vary widely by jurisdiction, making it difficult for us to ensure that we are currently or will in the future be compliant with all applicable laws and regulations in all the states and countries in which we operate. In addition to the local laws of the foreign countries in which we operate, we are subject to certain anti-corruption laws, including the U.S. Foreign Corrupt Practices Act. If any of our international operations, or our employees or agents, violates such laws, we could become subject to sanctions or other penalties that could negatively affect our reputation, business and operating results.

We have seen many new laws and regulations going into effect or being proposed in recent years, including in areas such as consumer and data privacy, matters related to corporate responsibility marketing and trade. We may be required to make significant expenditures and devote significant time and management resources to comply with any existing or future laws or regulations, and a violation of applicable laws and regulations by us, or any of our suppliers or licensees, may restrict our ability to import products, require a recall of our products, lead to fines or otherwise increase our costs, negatively impact our ability to attract and retain employees or materially limit our ability to operate our business. In addition, regardless of whether any allegations of violations of the laws and regulations governing our business are valid or whether we ultimately become liable, we may be materially affected by negative publicity as a result of such allegations.

Changes in international trade regulation could increase our costs and/or disrupt our supply chain.

Due to our international sourcing activities, we are exposed to risks associated with changes in the laws and regulations governing the importing and exporting of apparel products into and from the countries in which we operate. These risks include imposition of antidumping, countervailing or other duties, tariffs, taxes or quota restrictions; government-imposed restrictions as a result of public health issues; changes in customs procedures for importing apparel products; restrictions on the transfer of funds to or from foreign countries; and the issuance of sanctions and trade orders. Any of these factors may disrupt our supply chain, and we may be unable to offset any associated cost increases by shifting production to suitable manufacturers in other jurisdictions in a timely manner or at acceptable prices, and future regulatory actions or changes in international trade regulation may provide our competitors with a material advantage over us or render our products less desirable in the marketplace.

There has been heightened trade tension between the United States and China, from which we sourced 41% of our products in Fiscal 2023 and from which Johnny Was has sourced more than 90% of its products in recent years, with multiple rounds of increased U.S. tariffs on China-imported goods implemented in 2018 and 2019. It is unclear what, if any, additional actions might be considered or implemented, particularly in the current geopolitical environment. Significant tariffs or other restrictions placed on Chinese imports and any related countermeasures that are taken by China could have an adverse effect on our financial condition or results of operations.

Any violation or perceived violation of our Supplier Code of Conduct or environmental and social compliance programs, including by our manufacturers or vendors, could have a material adverse effect on our brands.

We have a robust legal, social and environmental compliance program, including a Supplier Code of Conduct and vendor compliance standards. The reputation of our brands could be harmed if we or our third-party producers and vendors, substantially all of which are located outside the United States, fail to meet appropriate human rights, environmental, product safety and product quality standards. Despite our efforts, we cannot ensure that our producers and vendors will at all times conduct their operations in accordance with ethical practices or that the products we purchase will always meet our safety and quality control standards, and any failure to do so could disrupt our supply chain and adversely affect our business operations.

The presence or perception of forced labor in our supply chain in spite of our efforts to ensure that our third-party producers and vendors meet human rights and labor standards could result in adverse impacts on our business, including the detention of goods at U.S. ports of entry, challenges in identifying replacement vendors and harm to our reputation. While we have diversified the jurisdictions from which we source products and product inputs, our manufacturing operations remain concentrated in Asia, cotton is among the principal raw materials used in many of our goods and even the cotton used in our products manufactured outside of China largely originates from Chinese fabric mills. Starting in Fiscal 2020, the U.S. Government issued withhold release orders in response to concerns regarding forced labor in the Xinjiang Uyghur Autonomous Region (the "XUAR") of China. The XUAR is a globally significant source of cotton production, much of which is controlled by the Xinjiang Production and Construction Corporation ("XPCC") and its affiliates. The Uyghur Forced Labor Prevention Act ("UFLPA"), which was enacted in 2021, created a rebuttable presumption that goods produced in whole or in part in the XUAR or connected with certain listed companies, including the XPCC and its affiliates, were produced using forced labor and are, therefore, barred from entry into the United States. Requirements for enhanced supply chain traceability, monitoring and risk screening, including pursuant to the UFLPA, have increased our compliance costs. Furthermore, while we do not knowingly source any products or product inputs from the XUAR, we have no known involvement with the XPCC, its affiliates or other entity list companies and we prohibit our suppliers from using forced labor, our supply chain is complex, and we may not have the ability to completely map and monitor it. We could be subject to penalties, fines or sanctions if any of the producers from which we purchase goods is found or suspected to have dealings, directly or indirectly, with the XUAR or entity list companies, and any actions taken by customs officials to block the import of products suspected of being manufactured with forced labor, whether or not founded, could adversely impact our operations and financial results.

Furthermore, consumers are increasingly attuned to the environmental and social impact of the products they purchase and companies with which they do business. A failure to effectively convey our core principles to our customers and investors or to accurately communicate our social responsibility and environmental sustainability initiatives and respond to concerns raised about them, including through our websites and social media channels, could result in a negative public perception of our brands and products and negatively impact our business.

As a multi-national apparel company, we may experience fluctuations in our tax liabilities and effective tax rate.

As a multi-national apparel company, we are subject to income taxes in the United States and various foreign jurisdictions. We record our income tax liability based on an analysis and interpretation of local tax laws and regulations, which requires a significant amount of judgment and estimation. In addition, we may from time to time modify our operations in an effort to minimize our consolidated income tax expense. Our effective income tax rate in any particular period or in future periods may be affected by a number of factors, including a shift in the mix of revenues, income and/or losses among domestic and international sources during a year or over a period of years; changes in tax laws, regulations or international tax treaties; the outcome of income tax audits; the difference between the income tax deduction and the previously recognized income tax benefit related to the vesting of equity-based compensation awards; and the resolution of uncertain tax positions, any of which could adversely affect our effective income tax rate and profitability. Further, changes to U.S. and foreign tax laws and compliance with new tax laws could have a material adverse effect on our tax expense, cash flows and operations.

Impairment charges for goodwill or intangible assets could have a material adverse impact on our financial results.

The carrying values of our goodwill and intangible assets, including those recorded in connection with our acquisition of a business, are subject to periodic impairment testing. Impairment testing of goodwill and intangible assets requires us to make estimates about future performance and cash flows that are inherently uncertain and can be affected by numerous factors, including changes in economic conditions, income tax rates, our results of operations and competitive conditions in the industry. In Fiscal 2023, we recognized $111 million of noncash impairment charges for goodwill and intangible assets in connection with the operations of Johnny Was, which was driven by the prevailing macroeconomic environment's impact on near-term expectations for our business operations and higher interest rates. Future impairment charges may have a material adverse effect on our consolidated financial statements or results of operations.

Any failure to maintain liquor licenses or comply with applicable regulations could adversely affect the profitability of our restaurant operations.

The restaurant industry requires compliance with a variety of federal, state and local regulations. In particular, all of our Tommy Bahama restaurants and Marlin Bars serve alcohol and, therefore, maintain liquor licenses. Our ability to maintain our liquor licenses and other permits depends on our compliance with applicable laws and regulations. The loss of a liquor license or other critical permits would adversely affect the profitability of that restaurant. Additionally, as a participant in the restaurant industry, we face risks related to food quality, food-borne illness, injury, health inspection scores and labor relations. The negative impact of adverse publicity relating to allegations of actual or perceived violations at one of our restaurants may extend beyond the restaurant involved to affect some or all of our other restaurants, as well as the image of the Tommy Bahama brand as a whole.

General Risks

Our business depends on our senior management and other key personnel, and failure to successfully attract, retain and implement succession of our senior management and key personnel or to attract, develop and retain personnel to fulfill other critical functions may have an adverse effect on our operations and ability to execute our strategies.

Our senior management has substantial experience in the apparel and related industries, with our Chairman and Chief Executive Officer Mr. Thomas C. Chubb III having worked with our company for more than 30 years, including in various executive management capacities. Our success depends on disciplined execution at all levels of our organization, including our senior management, and continued succession planning. Competition for qualified personnel is intense, and we compete to attract and retain these individuals with other companies that may have greater financial resources than us. While we believe that we have depth within our management team, the unexpected loss of any of our senior management, or the unsuccessful integration of new leadership, could harm our business and financial performance. In addition, we may be unable to retain or recruit qualified personnel in key areas such as product design, sales, marketing (including individuals with key insights into digital and social media marketing strategies), distribution, technology, sourcing and other support functions, which could result in missed sales opportunities and harm to key business relationships.

In recent years, we have experienced staffing shortages, higher turnover rates and challenges in recruiting and retaining qualified employees at all levels of our organization, which may continue in the future. Our inability or failure to recruit and retain skilled personnel, or the still undeterminable longer term impact of our embracing remote and hybrid work arrangements on professional development and progression, retention and company culture, could adversely impact our business, financial performance, reputation, ability to keep up with the needs of our customers and overall customer satisfaction.

We may be unable to protect our trademarks and other intellectual property.

We believe that our trademarks and other intellectual property rights have significant value and are important to our continued success and our competitive position due to their recognition by consumers and retailers. Substantially all of our consolidated net sales are attributable to branded products for which we own the trademark. Therefore, our success depends to a significant degree on our ability to protect and preserve our intellectual property. We rely on laws in the United States and other countries to protect our proprietary rights. However, we may not be able to sufficiently prevent third parties from using our intellectual property without our authorization, particularly in those countries where the laws do not protect our proprietary rights as fully as in the United States. We have also experienced challenges with enforcing our intellectual property rights on third party e-commerce websites, especially those based in foreign jurisdictions. The use of our intellectual property or similar intellectual property by others could reduce or eliminate any competitive advantage we have developed, causing us to lose sales or otherwise harm the reputation of our brands.

We devote significant resources to the registration and protection of our trademarks and to anti-counterfeiting efforts. Despite these efforts, we regularly discover products that infringe our proprietary rights or that otherwise seek to mimic or leverage our intellectual property. Counterfeiting and other infringing activities typically increase as brand recognition increases, and association of our brands with inferior counterfeit reproductions or third-party labels could adversely affect the integrity and reputation of our brands.

Additionally, there can be no assurance that the actions that we have taken will be adequate to prevent others from seeking to block sales of our products as violations of proprietary rights. As we extend our brands into new product categories and new product lines and expand the geographic scope of the sourcing, distribution and marketing of our brands' products, we could become subject to litigation or challenge based on allegations of the infringement of intellectual property rights of third parties, including by various third parties who have acquired or claim ownership rights in some of our trademarks internationally. In the event a claim of infringement against us is successful or would otherwise affect our operations, we may be required to pay damages, royalties, license fees or other costs to continue to use intellectual property rights that we had been using, or we may be unable to obtain necessary licenses from third parties at a reasonable cost or within a reasonable time. Litigation and other legal action of this type, regardless of whether it is successful, could result in substantial costs to us and diversion of the attention of our management and other resources.

We are subject to periodic litigation, which may cause us to incur substantial expenses or unexpected liabilities.

From time to time, we are involved in litigation matters, which may relate to employment practices, consumer protection, intellectual property infringement, product liability and contract disputes, and which may include a class action, and we are subject to various claims and pending or threatened lawsuits in the ordinary course of our business operations. Often, these cases raise complex factual and legal issues and, due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of any such proceedings. Regardless of the outcome or whether the claims have merit, legal proceedings may be expensive and require significant management time.

Our common stock price may be highly volatile, and we may be unable to meet investor and analyst expectations.

Our common stock, which is currently listed on the New York Stock Exchange, may be subject to extreme and unpredictable fluctuations in price. The market price of our common stock may decline, or litigation may ensue, if the results of our operations or projected results do not meet the expectations of securities analysts or our shareholders, investors are unreceptive to an announcement of changes in our business or our strategic initiatives or securities analysts who follow our company change their ratings or estimates of our future performance. Our stock price may also change suddenly as a result of other factors beyond our control, including general economic conditions, new or modified legislation impacting our industry, announcements by our competitors, or sales of our stock by existing shareholders.

The stock market has also experienced periods of general volatility which result in fluctuations in stock prices unrelated or disproportionate to operating performance. We cannot provide assurances that there will continue to be an active trading market for our stock, and the price of our common stock may also be affected by illiquidity or perceived illiquidity of our shares. In addition, although we have paid dividends in each quarter since we became a public company in July 1960, we may discontinue or reduce dividend payments based upon several factors, including the terms of our credit facility and applicable law, the need for funding for our strategic initiatives or other capital expenditures and our future cash needs. Any modification or suspension of dividends could cause our stock price to decline. We also may be subject, from time to time, to legal and business challenges or disruptions in the operation of our company due to actions instituted by activist shareholders or others.

Other factors may have an adverse effect on our business, results of operations and financial condition.

Other risks, many of which are beyond our ability to control or predict, could negatively impact our business and financial performance, including changes in social, political, labor, health and economic conditions; changes in the operations or liquidity of any of the parties with which we conduct our business, or in the access to capital markets for any such parties; increasing costs of customer acquisition, activation and retention; consolidation in the retail industry; and other factors. Any of these risks, and others of which we are not aware or that we currently consider to be immaterial, could, individually or in the aggregate, have a material adverse effect on our business, financial condition and results of operations.

Item 1B. *Unresolved Staff Comments*

None.

Item 1C. *Cybersecurity*

We maintain a comprehensive process for identifying, assessing, and managing material risks from cybersecurity threats. We obtain input, as appropriate, for our cybersecurity risk management program from threat intelligence services, cybersecurity consultants, and multiple external sources. Our cybersecurity program is managed by our Head of Cyber Security, whose team is responsible for leading enterprise-wide cybersecurity strategy, risk assessment, and management policies, standards, architecture, and processes. The Head of Cyber Security has a master's degree in cybersecurity, maintains industry certifications, and has over 20 years of prior work experience in various roles involving information technology, cybersecurity, and compliance. We augment our cybersecurity team with consultants, contract resources, and managed security service providers when needed. Our executive leadership team, along with input the Head of Cyber Security, are responsible for our overall enterprise risk management system and processes and regularly consider cybersecurity risks in the context of other material risks to the company.

Our Board has delegated to its Audit Committee oversight responsibility for cyber risks and incidents relating to cybersecurity threats, including compliance with disclosure requirements. The Head of Cyber Security provides quarterly reports to our Audit Committee regarding cyber risk trends, technology security risks, projects to continually enhance our information security systems, cybersecurity strategy, and the emerging threat landscape. The Audit Committee reports any findings and recommendations, as appropriate, to the full Board for consideration. Our cybersecurity program is periodically evaluated by internal and external resources to evaluate and enhance the effectiveness of our information security policies, controls, and procedures. The results of those reviews are reported to senior management and the Audit Committee. As part of our cyber risk management program, we track and log security incidents across our enterprise and perform third-party risk assessments to identify and attempt to mitigate risks from third parties such as vendors and suppliers.

Despite our efforts, we cannot eliminate all risks from cybersecurity threats or incidents or provide assurances that we have not experienced an undetected cybersecurity incident. In addition, while we have implemented a risk management process to mitigate cybersecurity risks that arise from utilizing third party service providers, suppliers, and vendors, our control over and ability to monitor the security posture of third parties with whom we do business remains limited and there can be no assurance that we can prevent, mitigate, or remediate the risk of any compromise or failure in the security infrastructure owned or controlled by such third parties.

For more information on our cybersecurity related risks, see Part I, Item 1A. Risk Factors of this Report.

Item 2. *Properties*

We lease and own space for our direct to consumer locations, distribution centers, and sales/administration offices in various locations. We believe that our existing properties are well maintained, are in good operating condition and will be adequate for our present level of operations.

In the ordinary course of business, we enter into lease agreements for our direct to consumer operations, including leases for full-price retail store, food and beverage and outlet store space. The leases have varying terms and expirations and may have provisions to extend, renew or terminate the lease agreement, among other terms and conditions. At times, we may determine that it is appropriate to close certain direct to consumer or other locations that no longer meet our investment criteria, by either not renewing the lease, exercising an early termination option, negotiating an early termination or otherwise. Despite prevailing market conditions becoming increasingly competitive and commanding significantly higher rents for the most desired properties, we anticipate that we will be able to extend our leases for existing leases in desirable locations, to the extent that they expire in the near future, on terms that are satisfactory to us, or if necessary, locate substitute properties on acceptable terms. The terms and conditions of lease renewals or relocations may not be as favorable as existing leases.

Details of the principal administrative, sales and distribution facilities used in our operations, including approximate square footage, are as follows:

Location	Primary Use	Operating Group	Square Footage	Lease Expiration
Seattle, Washington	Sales/administration	Tommy Bahama	125,000	2026
Auburn, Washington [1]	Distribution center	Tommy Bahama	335,000	2025
King of Prussia, Pennsylvania	Sales/administration and distribution center	Lilly Pulitzer	160,000	Owned
Los Angeles, California	Sales/administration	Johnny Was	30,000	2032
Los Angeles, California	Administration and distribution center	Johnny Was	70,000	2025
Atlanta, Georgia	Sales/administration	Corporate/Other	30,000	2026
Lyons, Georgia	Distribution center	Various	420,000	Owned

[1] The lease on the Auburn, Washington Distribution center was extended in Fiscal 2024 through Fiscal 2035.

Item 3. *Legal Proceedings*

From time to time, we are a party to litigation and regulatory actions arising in the ordinary course of business. These actions may relate to trademark and other intellectual property, employee relations matters, real estate, licensing arrangements, importing or exporting regulations, product safety requirements, taxation or other topics. We are not currently a party to any litigation or regulatory action or aware of any proceedings contemplated by governmental authorities that we believe could reasonably be expected to have a material impact on our financial position, results of operations or cash flows. However, our assessment of any litigation or other legal claims could potentially change in light of the discovery of additional factors not presently known or determinations by judges, juries, or others which are not consistent with our evaluation of the possible liability or outcome of such litigation or claims.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market and Dividend Information

Our common stock is listed and traded on the New York Stock Exchange under the symbol "OXM." As of March 24, 2024, there were 255 record holders of our common stock.

On March 25, 2024, our Board of Directors approved a cash dividend of $0.67 per share payable on May 3, 2024 to shareholders of record as of the close of business on April 19, 2024. Although we have paid dividends each quarter since we became a public company in July 1960, we may discontinue or modify dividend payments at any time if we determine that other uses of our capital, including payment of outstanding debt, funding of acquisitions, funding of capital expenditures or repurchases of outstanding shares, may be in our best interest; if our expectations of future cash flows and future cash needs outweigh the ability to pay a dividend; or if the terms of our credit facility, other debt instruments or applicable law limit our ability to pay dividends. We may borrow to fund dividends or repurchase shares in the short term subject to the terms and conditions of our credit facility, other debt instruments and applicable law. All cash flow from operations will not be paid out as dividends or repurchases of our common stock. For details about limitations on our ability to pay dividends, see the discussion of our $325 million Fourth Amended and Restated Credit Agreement (as amended, the "U.S. Revolving Credit Agreement") in Note 6 of our consolidated financial statements and Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, both contained in this report.

Recent Sales of Unregistered Securities

We did not sell any unregistered equity securities during Fiscal 2023.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We have certain stock incentive plans as described in Note 8 to our consolidated financial statements included in this report, all of which are publicly announced plans. Under the plans, we can repurchase shares from employees to cover employee tax liabilities related to the vesting of shares of our stock. During the Fourth Quarter of Fiscal 2023, no shares were repurchased pursuant to these plans.

As disclosed in our Quarterly Report on Form 10-Q for the Third Quarter of Fiscal 2021, and in subsequent filings, on December 7, 2021, our Board of Directors authorized us to spend up to $150 million to repurchase shares of our stock. This authorization superseded and replaced all previous authorizations to repurchase shares of our stock and has no automatic expiration. Pursuant to the Board of Directors' authorization, in the First Quarter of Fiscal 2023, we entered into a $20 million open market stock repurchase program (Rule 10b5-1 plan) to acquire shares of our stock. During the Second Quarter of Fiscal 2023 and the Third Quarter of Fiscal 2023, we repurchased 186,000 and 10,000 shares, respectively, of our common stock for $19 million and $1 million, respectively. Over the life of the $20 million open market repurchase program we repurchased 196,000 shares, or 1%, of our outstanding shares at the commencement of the program for an average price of $102 per share.

During the Fourth Quarter of Fiscal 2023, we did not repurchase any shares of our stock pursuant to this authorization. After considering the repurchases during Fiscal 2023 as of February 3, 2024, there were no amounts remaining under the open market repurchase program and $30 million remaining under the Board of Directors' authorization.

Stock Price Performance Graph

The graph below reflects cumulative total shareholder return (assuming an initial investment of $100 and the reinvestment of dividends) on our common stock compared to the cumulative total return for a period of five years, beginning February 2, 2019, and ending February 3, 2024, of (1) The S&P SmallCap 600 Index and (2) The S&P 500 Apparel, Accessories and Luxury Goods.



| | | **INDEXED RETURNS** | | | | |
| | **Base Period** | | **Years Ended** | | | |
Company / Index	**2/2/19**	**2/1/20**	**1/30/21**	**1/29/22**	**1/28/23**	**2/3/24**
Oxford Industries, Inc.	**100**	91.67	88.01	111.12	164.80	138.81
S&P SmallCap 600 Index	**100**	106.63	131.34	142.26	141.93	147.56
S&P 500 Apparel, Accessories & Luxury Goods	**100**	92.13	90.11	88.75	64.72	52.88

Item 6. *Reserved*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis of our results of operations, cash flows, liquidity and capital resources compares Fiscal 2023 to Fiscal 2022 and should be read in conjunction with our consolidated financial statements contained in this report.

The results of operations, cash flows, liquidity and capital resources for Fiscal 2022 compared to Fiscal 2021 are not included in this report on Form 10-K. For a discussion of our results of operations, cash flows, liquidity and capital resources for Fiscal 2022 compared to Fiscal 2021 and certain other financial information related to Fiscal 2022 and Fiscal 2021, refer to the "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II. Item 7 of our 2022 Annual Report on Form 10-K, filed with the SEC on March 28, 2023, which is available on the SEC's website at www.sec.gov and under the Investor Relations section of our website at www.oxfordinc.com.

OVERVIEW

Business Overview

We are a leading branded apparel company that designs, sources, markets and distributes products bearing the trademarks of our Tommy Bahama, Lilly Pulitzer, Johnny Was, Southern Tide, TBBC, Duck Head and Jack Rogers lifestyle brands.

Our business strategy is to drive excellence across a portfolio of lifestyle brands that create sustained, profitable growth. We consider lifestyle brands to be those brands that have a clearly defined and targeted point of view inspired by an appealing lifestyle or attitude. Furthermore, we believe lifestyle brands that create an emotional connection can command greater loyalty and higher price points and create licensing opportunities. We believe the attraction of a lifestyle brand depends on creating compelling product, effectively communicating the respective lifestyle brand message and distributing products to consumers where and when they want them. We believe the principal competitive factors in the apparel industry are the reputation, value, and image of brand names; design of differentiated, innovative or otherwise compelling product; consumer preference; price; quality; marketing (including through rapidly shifting digital and social media vehicles); product fulfillment capabilities; and customer service. Our ability to compete successfully in the apparel industry is dependent on our proficiency in foreseeing changes and trends in fashion and consumer preference and presenting appealing products for consumers. Our design-led, commercially informed lifestyle brand operations strive to provide exciting, differentiated fashion products each season as well as certain core products that consumers expect from us.

On September 19, 2022, we acquired Johnny Was. Johnny Was products are sold through the Johnny Was website and full-price retail stores and outlets as well as select department stores and specialty stores. We continue to execute acquisition and integration activities in connection with the Johnny Was acquisition, such as investing in distribution and technology infrastructure. The financial information included in the results of operations discussion below for Fiscal 2022, includes only the nineteen weeks from the September 19, 2022 acquisition through January 28, 2023. Therefore, the amounts included in the results of operations below for Fiscal 2022 are not indicative of results for a full year. Refer to Note 4 and Note 2 of our consolidated financial statements included in this report for additional information about the Johnny Was acquisition.

During Fiscal 2023, 80% of our consolidated net sales were through our direct to consumer channels of distribution, which consist of our brand specific full-price retail stores, e-commerce websites and outlets, as well as our Tommy Bahama food and beverage operations. The remaining 20% of our net sales was generated through our wholesale distribution channels, which complement our direct to consumer operations and provide access to a larger base of consumers. Our wholesale operations consist of sales of products bearing the trademarks of our lifestyle brands to various specialty stores, better department stores, Signature Stores, multi-branded e-commerce retailers and other retailers.

For additional information about our business and each of our operating groups, see Part I, Item 1. Business included in this report. Important factors relating to certain risks which could impact our business are described in Part I, Item 1A. Risk Factors of this report.

Industry Overview

We operate in a highly competitive apparel market that continues to evolve rapidly with the expanding application of technology to fashion retail. No single apparel firm or small group of apparel firms dominates the apparel industry, and our competitors vary by operating group and distribution channel. The apparel industry is cyclical and very dependent on the overall level and focus of discretionary consumer spending, which changes as consumer preferences and regional, domestic and international economic conditions change. Also, in recent years consumers have chosen to spend less of their discretionary spending on certain product categories, including apparel, while spending more on services and other product categories. Further, negative economic conditions often have a longer and more severe impact on the apparel industry than on other industries due, in part, to apparel purchases often being more of a discretionary purchase.

This competitive and evolving environment requires that brands and retailers approach their operations, including marketing and advertising, very differently than they have historically and may result in increased operating costs and investments to generate growth or even maintain existing sales levels. While the competition and evolution present significant risks, especially for traditional retailers who fail or are unable to adapt, we believe it also presents a tremendous opportunity for brands and retailers to capitalize on the changing consumer environment.

The current macroenvironment, with heightened concerns about continuing inflationary trends, a global economic recession, geopolitical issues, the availability and cost of credit and elevated interest rates for prolonged periods, combined with heightened promotional activity in our industry, is creating a complex and challenging retail environment, which has impacted our businesses and financial results during Fiscal 2023 and exacerbated some of the inherent challenges to our operations and may continue to do so in the future. There remains significant uncertainty in the macroeconomic environment, and the impact of these and other factors could have a major effect on our businesses.

However, we believe our lifestyle brands have true competitive advantages, and we continue to invest in our brands' direct to consumer initiatives and distribution capabilities while further leveraging technology to serve our consumers when and where they want to be served. We continue to believe that our lifestyle brands, with their strong emotional connections with consumers, are well suited to succeed and thrive in the long term while managing the various challenges facing our industry in the current environment.

Key Operating Results

The following table sets forth our consolidated operating results (in thousands, except per share amounts) for Fiscal 2023 and Fiscal 2022:

	Fiscal	
	Fiscal 2023	Fiscal 2022
Net sales	$ 1,571,475	$ 1,411,528
Operating income	$ 80,982	$ 218,774
Net earnings	$ 60,703	$ 165,735
Net earnings per diluted share	$ 3.82	$ 10.19
Weighted average shares outstanding - diluted	15,906	16,259

Net earnings per diluted share were $3.82 in Fiscal 2023 compared to $10.19 in Fiscal 2022. The 63% decrease in net earnings per diluted share was primarily due to a 63% decrease in net earnings partially offset by a 2% reduction in weighted average shares outstanding due to open market share repurchases in Fiscal 2022 and Fiscal 2023. The decreased net earnings was primarily due to (1) lower operating income at Johnny Was primarily resulting from the noncash $111 million impairment charge recognized in the Fourth Quarter of Fiscal 2023, (2) lower operating income at Tommy Bahama, Lilly Pulitzer and Emerging Brands, (3) increased interest expense, (4) a higher operating loss at Corporate and Other and (5) lower royalty income. These decreases were offset by a lower effective tax rate.

During Fiscal 2023 we generated $244 million of cash flows from operations, which exceeded our cash used for capital expenditures, dividends and share repurchases. With our long history of strong positive cash flows from operations exceeding cash requirements for capital expenditures and dividends and our strong balance sheet, we believe our anticipated future cash flows from operations will provide sufficient cash to satisfy our ongoing operating cash requirements, ample funds to continue to invest in our lifestyle brands, the project to build a new distribution center in the Southeastern United States, direct to consumer initiatives and information technology projects, additional cash flow to repay outstanding debt and sufficient cash for other strategic initiatives.

OPERATING GROUPS

We identify our operating groups based on the way our management organizes the components of our business for purposes of allocating resources and assessing performance. Our operating group structure reflects a brand-focused management approach, emphasizing operational coordination and resource allocation across each brand's direct to consumer, wholesale and licensing operations, as applicable. Subsequent to our acquisition of Johnny Was in September 2022, our business is organized as our Tommy Bahama, Lilly Pulitzer, Johnny Was and Emerging Brands operating groups. Operating results for periods prior to Fiscal 2022 also include the Lanier Apparel operating group, which we exited in Fiscal 2021. For a more extensive description of our reportable operating groups and Corporate and Other, see Part I, Item 1. Business and Note 2 of our consolidated financial statements, both included in this report.

COMPARABLE SALES

We often disclose comparable sales in order to provide additional information regarding changes in our results of operations between periods. Our disclosures of comparable sales include net sales from our full-price retail stores and e-commerce sites, excluding sales associated with e-commerce flash clearance sales. We believe that the inclusion of both full-price retail stores and e-commerce sites in the comparable sales disclosures is a more meaningful way of reporting our comparable sales results, given similar inventory planning, allocation and return policies, as well as our cross-channel marketing and other initiatives for the direct to consumer channels. For our comparable sales disclosures, we exclude (1) outlet store sales and e-commerce flash clearance sales, as those clearance sales are used primarily to liquidate end of season inventory, which may vary significantly depending on the level of end of season inventory on hand and generally occur at lower gross margins than our non-clearance direct to consumer sales, and (2) food and beverage sales, as we do not currently believe that the inclusion of food and beverage sales in our comparable sales disclosures is meaningful in assessing our total company operations. Comparable sales information reflects net sales, including shipping and handling revenues, if any, associated with product sales.

For purposes of our disclosures, comparable sales consists of sales through e-commerce sites and any physical full-price retail store that was owned and open as of the beginning of the prior fiscal year and which did not have during the relevant periods, and is not within the current fiscal year scheduled to have, (1) a remodel or other event which would result in a closure for an extended period of time (which we define as a period of two weeks or longer), (2) a greater than 15% change in the size of the retail space due to expansion, reduction or relocation to a new retail space or (3) a relocation to a new space that is significantly different from the prior retail space. For those stores which are excluded based on the preceding sentence, the stores continue to be excluded from comparable sales until the criteria for a new store is met subsequent to the remodel, relocation, or other event. A full-price retail store that is remodeled will generally continue to be included in our comparable sales metrics as a store is not typically closed for longer than a two-week period during a remodel; however, a full-price retail store that is relocated generally will not be included in our comparable sales metrics until that store has been open in the relocated space for the entirety of the prior fiscal year because the size or other characteristics of the store typically change significantly from the prior location. Any stores that were closed during the prior fiscal year or current fiscal year, or which we expect to close or vacate in the current fiscal year, as well as any pop-up or temporary store locations, are excluded from our comparable sales metrics.

Definitions and calculations of comparable sales differ among retail companies, and therefore comparable sales metrics disclosed by us may not be comparable to the metrics disclosed by other companies.

DIRECT TO CONSUMER LOCATIONS

The table below provides information about the number of direct to consumer locations for our brands as of the dates specified. For acquired businesses, locations are only included subsequent to the date of acquisition. The amounts below include our permanent locations and exclude any pop-up or temporary store locations which have an initial lease term of 12 months or less.

	February 3, 2024	January 28, 2023	January 29, 2022	January 30, 2021
Tommy Bahama full-price retail stores	102	103	102	105
Tommy Bahama retail-food & beverage locations	22	21	21	20
Tommy Bahama outlets	34	33	35	35
Total Tommy Bahama locations	158	157	158	160
Lilly Pulitzer full-price retail stores	60	59	58	59
Johnny Was full-price retail stores	72	65	—	—
Johnny Was outlets	3	2	—	—
Total Johnny Was locations	75	67	—	—
Southern Tide full-price retail stores	19	6	4	3
TBBC full-price retail stores	3	3	1	—
Total Oxford direct to consumer locations	315	292	221	222

RESULTS OF OPERATIONS

The following table sets forth the specified line items in our consolidated statements of operations both in dollars (in thousands) and as a percentage of net sales. We have calculated all percentages based on actual data, but percentage columns may not add due to rounding.

	Fiscal 2023		Fiscal 2022		Fiscal 2021	
Net sales	$ 1,571,475	100.0 %	$ 1,411,528	100.0 %	$ 1,142,079	100.0 %
Cost of goods sold	575,890	36.6 %	522,673	37.0 %	435,861	38.2 %
Gross profit	995,585	63.4 %	888,855	63.0 %	706,218	61.8 %
SG&A	820,705	52.2 %	692,004	49.0 %	573,636	50.2 %
Impairment of goodwill and intangible assets	113,611	7.2 %	—	— %	—	— %
Royalties and other operating income	19,713	1.3 %	21,923	1.6 %	32,921	2.9 %
Operating income	80,982	5.2 %	218,774	15.5 %	165,503	14.5 %
Interest expense, net	6,036	0.4 %	3,049	0.2 %	944	0.1 %
Earnings before income taxes	74,946	4.8 %	215,725	15.3 %	164,559	14.4 %
Income taxes	14,243	0.9 %	49,990	3.5 %	33,238	2.9 %
Net earnings	$ 60,703	3.9 %	$ 165,735	11.7 %	$ 131,321	11.5 %
Net earnings per share	$ 3.82		$ 10.19		$ 7.78	
Weighted average shares outstanding - diluted	15,906		16,259		16,869	

The following table presents the proportion of our consolidated net sales, including any net sales of Johnny Was and Lanier Apparel, by distribution channel for each period presented. We have calculated all percentages below on actual data, and percentages may not add to 100 due to rounding.

	Fiscal 2023	Fiscal 2022	Fiscal 2021
Retail	39 %	39 %	39 %
E-commerce	34 %	33 %	32 %
Food & beverage	7 %	8 %	8 %
Wholesale	20 %	20 %	20 %
Total	100 %	100 %	100 %

FISCAL 2023 COMPARED TO FISCAL 2022

The discussion and tables below compare certain line items included in our consolidated statements of operations for Fiscal 2023, which includes 53 weeks, to Fiscal 2022, which includes 52 weeks, except where indicated otherwise. Each dollar and share amount included in the tables is in thousands except for per share amounts. We have calculated all percentages based on actual data, and percentage columns in tables may not add due to rounding. Individual line items of our consolidated statements of operations, including gross profit, may not be directly comparable to those of our competitors, as classification of certain expenses may vary by company.

Net Sales

	Fiscal			
	Fiscal 2023	Fiscal 2022	$ Change	% Change
Tommy Bahama	$ 898,807	$ 880,233	$ 18,574	2.1 %
Lilly Pulitzer	343,499	339,266	4,233	1.2 %
Johnny Was	202,859	72,591	130,268	NM %
Emerging Brands	126,825	116,484	10,341	8.9 %
Corporate and Other	(515)	2,954	(3,469)	(117.4)%
Consolidated net sales	$ 1,571,475	$ 1,411,528	$ 159,947	11.3 %

Consolidated net sales were $1.6 billion in the 53 week Fiscal 2023 compared to net sales of $1.4 billion in the 52 week Fiscal 2022. The 11% increase in net sales included (1) a $130 million increase in sales for Johnny Was, which we owned for 19 out of the 52 weeks of Fiscal 2022 and (2) single-digit percentage increases in each of our Tommy Bahama, Lilly Pulitzer, and Emerging Brands operating groups. We estimate that the 53rd week in Fiscal 2023 provided an approximate $16 million benefit to our consolidated net sales.

The increase in net sales by distribution channel consisted of the following:

- an increase in full-price e-commerce sales of $66 million, or 16%, including (1) a $53 million increase in full-price e-commerce sales in Johnny Was and (2) an increase in full-price e-commerce sales in Tommy Bahama and Emerging Brands. These increases were partially offset by a decrease in full-price e-commerce sales in Lilly Pulitzer;

- an increase in full-price retail store sales of $46 million, or 9%, including (1) a $47 million increase in full-price retail store sales in Johnny Was and (2) an increase in full-price retail store sales in Emerging Brands. These increases were partially offset by a decrease in full-price retail sales in Tommy Bahama. Lilly Pulitzer full-price retail sales were comparable in Fiscal 2023 to Fiscal 2022;

- an increase in wholesale sales of $30 million, or 11%, including (1) a $26 million increase in wholesale sales for Johnny Was and (2) an increase in wholesale sales in Tommy Bahama. These increases were partially offset by a decrease in wholesale sales in Emerging Brands. Lilly Pulitzer wholesale sales were comparable in Fiscal 2023 to Fiscal 2022;

- an increase in e-commerce flash clearance sales of $7 million, or 13%;

- an increase in food and beverage sales of $7 million, or 6%; and

- an increase in outlet sales of $7 million, or 10%, including a $3 million increase in outlet sales in Johnny Was.

Tommy Bahama:

Tommy Bahama net sales increased $19 million, or 2%, in Fiscal 2023, with an increase in (1) e-commerce sales of $10 million, or 5%, (2) wholesale sales of $8 million, or 5%, (3) food and beverage sales of $7 million, or 6%, and (4) outlet sales of $3 million, or 5%. These increases were partially offset by a decrease in full-price retail sales of $9 million, or 3%. The following table presents the proportion of net sales by distribution channel for Tommy Bahama for each period presented:

	Fiscal 2023	Fiscal 2022
Retail	45 %	46 %
E-commerce	25 %	24 %
Food & beverage	13 %	13 %
Wholesale	17 %	17 %
Total	100 %	100 %

Lilly Pulitzer:

Lilly Pulitzer net sales increased $4 million, or 1%, in Fiscal 2023, with an increase in e-commerce flash clearance sales of $7 million, or 13%. This increase was partially offset by a decrease in full-price e-commerce sales of $3 million, or 3%. Wholesale sales and full-price retail sales were comparable in Fiscal 2023 to Fiscal 2022. The following table presents the proportion of net sales by distribution channel for Lilly Pulitzer for each period presented:

	Fiscal 2023	Fiscal 2022
Retail	33 %	33 %
E-commerce	51 %	51 %
Wholesale	16 %	16 %
Total	100 %	100 %

Johnny Was:

Johnny Was net sales were $203 million in Fiscal 2023. We owned Johnny Was for 19 out of the 52 weeks of Fiscal 2022. The following table presents the proportion of net sales by distribution channel for Johnny Was for each period presented:

	Fiscal 2023	Fiscal 2022
Retail	38 %	36 %
E-commerce	41 %	42 %
Wholesale	21 %	22 %
Total	100 %	100 %

Emerging Brands:

Emerging Brands net sales increased $10 million, or 9%, in Fiscal 2023, including $2 million of sales in Jack Rogers that was acquired during the Fourth Quarter of Fiscal 2023. Sales increases in Southern Tide and Duck Head were partially offset by a slight sales decrease in TBBC. By distribution channel, the $10 million increase included increases of (1) $7 million, or 126%, in retail sales as we opened new retail locations and (2) $6 million, or 12%, in e-commerce. These increases were partially offset by a $3 million, or 5%, decrease in wholesale sales that includes the impact of the acquisition and conversion of six former Southern Tide Signature Store operations to company owned retail stores. The following table presents the proportion of net sales by distribution channel for Emerging Brands for each period presented:

	Fiscal 2023	Fiscal 2022
Retail	11 %	6 %
E-commerce	43 %	42 %
Wholesale	46 %	52 %
Total	100 %	100 %

Corporate and Other:

Corporate and Other net sales primarily consist of net sales to third parties for our Lyons, Georgia distribution center operations as well as net sales of our Oxford America business, which we exited in Fiscal 2022. The decrease in net sales was primarily due to the exit of Oxford America.

Gross Profit

The tables below present gross profit by operating group and in total for Fiscal 2023 and Fiscal 2022, as well as the change between those two periods and gross margin by operating group and in total. Our gross profit and gross margin, which is calculated as gross profit divided by net sales, may not be directly comparable to those of our competitors, as the statement of operations classification of certain expenses may vary by company.

	Fiscal 2023	Fiscal 2022	$ Change	% Change
Tommy Bahama	$ 579,118	$ 567,557	$ 11,561	2.0 %
Lilly Pulitzer	226,206	225,028	1,178	0.5 %
Johnny Was	137,567	44,765	92,802	NM %
Emerging Brands	61,798	53,012	8,786	16.6 %
Corporate and Other	(9,104)	(1,507)	(7,597)	NM %
Consolidated gross profit	$ 995,585	$ 888,855	$ 106,730	12.0 %
Notable items included in amounts above:				
LIFO adjustments in Corporate and Other	$ 9,605	$ 2,667		
Inventory step-up charge included in Johnny Was	$ —	$ 4,230		

	Fiscal 2023	Fiscal 2022
Tommy Bahama	64.4 %	64.5 %
Lilly Pulitzer	65.9 %	66.3 %
Johnny Was	67.8 %	61.7 %
Emerging Brands	48.7 %	45.5 %
Corporate and Other	NM %	NM %
Consolidated gross margin	63.4 %	63.0 %

The increased gross profit of 12% was primarily due to the 11% increase in net sales as well as increased consolidated gross margin. The higher gross margin included (1) the higher gross margin of Johnny Was for a full Fiscal 2023 relative to only 19 weeks in Fiscal 2022, with Fiscal 2022 gross margin for Johnny Was impacted by purchase accounting, (2) fewer inventory markdowns in the Emerging Brands operating group and (3) reduced freight costs resulting primarily from lower ocean freight rates. These increases were partially offset by (1) increased e-commerce flash clearance sales in Lilly Pulitzer, (2) increased sales during the loyalty award, Flip Side marketing, and end of season clearance events in Tommy Bahama and (3) $7 million in higher LIFO accounting charges in Fiscal 2023 compared to Fiscal 2022. We estimate that the 53rd week in Fiscal 2023 resulted in approximately $10 million of additional gross profit.

Tommy Bahama:

The comparable gross margin for Tommy Bahama was primarily due to increased sales during special event promotions, including loyalty award card, Flip Side, Friends & Family and gift with purchase events and end of season clearance events. This decrease was partially offset by (1) reduced freight costs resulting primarily from lower ocean freight rates, (2) improved gross margin at food & beverage locations primarily resulting from lower food costs and (3) improved gross margin in outlet stores due primarily to the availability of newer product from full-price retail stores.

Lilly Pulitzer:

The lower gross margin for Lilly Pulitzer was primarily due to (1) a change in sales mix with flash clearance sales representing a larger proportion of net sales, (2) higher loyalty reward discounts driven by the new loyalty program implemented in 2023 and (3) a change in sales mix with off-price sales representing a larger proportion of wholesale sales. These decreases were partially offset by (1) an increase in initial product margins and (2) reduced freight costs resulting primarily from lower ocean freight rates.

Johnny Was:

Gross margin for Fiscal 2023 was 67.8% compared to 61.7% in Fiscal 2022 for the 19 weeks from September 19, 2022 through the end of Fiscal 2022. Gross margin in Fiscal 2022 was unfavorably impacted by $4 million of incremental cost of goods sold resulting from the charge related to the step up of inventory to fair value at acquisition.

Emerging Brands:

The higher gross margin for Emerging Brands was primarily due to (1) fewer inventory markdowns and (2) a change in sales mix with direct to consumer sales representing a greater proportion of net sales. This increase was partially offset by lower gross margin on wholesale sales due to off-price wholesale sales of previously marked down inventory representing a greater proportion of wholesale sales.

Corporate and Other:

The gross profit in Corporate and Other primarily includes the impact of LIFO accounting adjustments, the sales of the Lyons, Georgia distribution center operations to third parties and the sales of the Oxford America business. The primary driver for the decreased gross profit was the $7 million higher LIFO accounting charge. The LIFO accounting impact in Corporate and Other in each period includes the net impact of (1) a charge in Corporate and Other when inventory that had been marked down in an operating group in a prior period was ultimately sold, (2) a credit in Corporate and Other when inventory had been marked down in an operating group in the current period, but had not been sold as of period end and (3) the change in the LIFO reserve.

SG&A

	Fiscal 2023		Fiscal 2022		$ Change		% Change
SG&A	$	820,705	$	692,004	$ 128,701		18.6 %
SG&A (as a % of net sales)		52.2 %		49.0 %			
Notable items included in amounts above:							
Amortization of Johnny Was intangible assets	$	13,852	$	5,194			
Transaction expenses and integration costs associated with the Johnny Was acquisition included in Corporate and Other	$	—	$	2,783			

SG&A was $821 million in Fiscal 2023 compared to SG&A of $692 million in Fiscal 2022 with approximately $85 million, or 66%, of the increase due to the SG&A of Johnny Was. The 19% increase in total SG&A in Fiscal 2023 included the following, each of which includes the SG&A of Johnny Was: (1) increased employment costs of $46 million, primarily due to increased head count, pay rate increases and other employment cost increases, including in our direct to consumer and distribution center operations partially offset by lower incentive compensation amounts, (2) a $22 million increase in advertising expense, (3) a $15 million increase in occupancy expenses, (4) a $12 million increase in variable expenses related to higher sales, including credit card transaction fees, supplies, commissions, royalties and other expense, (5) a $9 million increase in amortization of intangible assets, (6) a $6 million increase in depreciation expense and (7) a $5 million increase in administrative expenses including professional fees, travel and other items. These increases were partially offset by the lack of $3 million in transaction expenses associated with the Johnny Was acquisition in Fiscal 2022. We estimate that the 53rd week in Fiscal 2023 resulted in approximately $11 million of incremental SG&A.

Impairment of goodwill, intangible assets and equity method investments

As a result of the annual impairment assessments performed in the Fourth Quarter of Fiscal 2023, noncash impairment charges for goodwill and intangible assets totaling $111 million were recognized in the Johnny Was reporting unit. The impairment charges for Johnny Was reflect the current challenging macroeconomic environment that has resulted in a more cautious consumer and elevated interest rates for prolonged periods. The more cautious consumer has both negatively impacted Johnny Was' wholesale customers and direct to consumer operations resulting in Johnny Was not performing as originally projected for Fiscal 2023 and the moderation of forecasted revenue and operating income in future years. Interest rates also increased significantly after the acquisition of Johnny Was in September 2022 and have remained at elevated levels, leading to an increase in discount rates used in our impairment analyses. Refer to Note 5 in the consolidated financial statements included in this report for additional disclosure regarding the Johnny Was impairment charges recognized in Fiscal 2023. There were no impairment charges for goodwill or intangible assets in Fiscal 2022.

In the Fourth Quarter of Fiscal 2023, we also recognized noncash impairment charges of $2 million related to an equity method investment in a smaller lifestyle brand that resulted from the entity's forecast of future losses. Refer to "Equity Investments in Unconsolidated Entities" in Note 1 in the consolidated financial statements for additional disclosure regarding the impairment charge recognized in Fiscal 2023. There were no impairment charges for equity method investments in Fiscal 2022.

Royalties and other operating income

	Fiscal 2023	Fiscal 2022	$ Change	% Change
Royalties and other operating income	$ 19,713	$ 21,923	$ (2,210)	(10.1)%
Notable items included in amounts above:				
Gain on sale of Merida manufacturing facility	$ (1,756)	$ —		

Royalties and other operating income typically consist of royalty income received from third parties from the licensing of our brands. Royalty income in Fiscal 2023 decreased by $2 million primarily due to (1) $2 million of lower royalties and other operating income in Tommy Bahama resulting from lower sales of our licensing partners and (2) a $2 million loss recognized in the Tommy Bahama Miramonte Resort & Spa reflected in Corporate and Other. The Tommy Bahama Miramonte Resort & Spa was remodeled and rebranded during Fiscal 2023 which led to increased expenses during the remodel and relaunch periods. These decreases were partially offset by a $2 million gain on the sale of the Merida manufacturing facility in Mexico in Fiscal 2023.

Operating income

	Fiscal 2023	Fiscal 2022	$ Change	% Change
Tommy Bahama	$ 160,543	$ 172,761	$ (12,218)	(7.1)%
Lilly Pulitzer	56,110	67,098	(10,988)	(16.4)%
Johnny Was	(104,776)	(1,544)	(103,232)	NM %
Emerging Brands	6,714	15,602	(8,888)	(57.0)%
Corporate and Other	(37,609)	(35,143)	(2,466)	NM %
Consolidated operating income	$ 80,982	$ 218,774	$ (137,792)	(63.0)%
Notable items included in amounts above:				
LIFO adjustments in Corporate and Other	$ 9,605	$ 2,667		
Inventory step-up charge included in Johnny Was	$ —	$ 4,230		
Amortization of Johnny Was intangible assets	$ 13,852	$ 5,194		
Transaction expenses and integration costs associated with the Johnny Was acquisition included in Corporate and Other	$ —	$ 2,783		
Johnny Was goodwill and intangible asset impairment charge	$ 111,136	$ —		
Impairment of investment in unconsolidated entity	$ 2,475	$ —		
Gain on sale of Merida manufacturing facility	$ (1,756)	$ —		

Operating income was $81 million in Fiscal 2023 compared to $219 million in Fiscal 2022. The decreased operating income included lower operating income in all operating groups including an increased operating loss in Corporate and Other. Changes in operating income (loss) by operating group are discussed below.

Tommy Bahama:

	Fiscal 2023	Fiscal 2022	$ Change	% Change
Net sales	$ 898,807	$ 880,233	$ 18,574	2.1 %
Gross profit	$ 579,118	$ 567,557	$ 11,561	2.0 %
Gross margin	64.4 %	64.5 %		
Operating income	$ 160,543	$ 172,761	$ (12,218)	(7.1)%
Operating income as % of net sales	17.9 %	19.6 %		

The decreased operating income for Tommy Bahama was primarily due to (1) increased SG&A and (2) lower royalty income. These decreases were partially offset by higher sales. The increased SG&A was primarily due to (1) $14 million of increased employment costs, (2) a $4 million increase in advertising expense, (3) $4 million of increased variable expenses and (4) a $1 million increase in occupancy expenses. These increases were partially offset by a $3 million decrease in administrative expenses including professional fees, travel and other items.

Lilly Pulitzer:

	Fiscal 2023	Fiscal 2022	$ Change	% Change
Net sales	$ 343,499	$ 339,266	$ 4,233	1.2 %
Gross profit	$ 226,206	$ 225,028	$ 1,178	0.5 %
Gross margin	65.9 %	66.3 %		
Operating income	$ 56,110	$ 67,098	$ (10,988)	(16.4)%
Operating income as % of net sales	16.3 %	19.8 %		

The decreased operating income for Lilly Pulitzer was due to (1) increased SG&A and (2) lower gross margin. These decreases were partially offset by higher sales. The increased SG&A was primarily due to (1) $4 million of increased employment costs, (2) $4 million of increased depreciation and (3) $2 million of increased variable expenses.

Johnny Was:

	Fiscal 2023		Fiscal 2022		$ Change		% Change
Net sales	$	202,859	$	72,591	$	130,268	NM %
Gross profit	$	137,567	$	44,765	$	92,802	NM %
Gross margin		67.8 %		61.7 %			
Operating loss	$	(104,776)	$	(1,544)	$	(103,232)	NM %
Operating loss as % of net sales		(51.6)%		(2.1)%			
Notable items included in amounts above:							
Johnny Was goodwill and intangible asset impairment charge	$	111,136	$	—			
Inventory step-up charge included in Johnny Was	$	—	$	4,230			
Amortization of Johnny Was intangible assets	$	13,852	$	5,194			

The operating results for Johnny Was in Fiscal 2023 include a full year of operations. Fiscal 2022 only included the 19 weeks from September 19, 2022, through the end of the fiscal year. The lower operating results for Johnny Was in Fiscal 2023 were primarily due to (1) the $111 million impairment charge for goodwill and intangible assets in the Fourth Quarter of Fiscal 2023, (2) a $9 million increase in amortization of intangible assets and (3) $1 million of costs associated with the implementation of a new e-commerce platform. These decreases were offset by the absence of $4 million of inventory step-up charges recorded in Fiscal 2022.

Emerging Brands:

	Fiscal 2023		Fiscal 2022		$ Change		% Change
Net sales	$	126,825	$	116,484	$	10,341	8.9 %
Gross profit	$	61,798	$	53,012	$	8,786	16.6 %
Gross margin		48.7 %		45.5 %			
Operating income	$	6,714	$	15,602	$	(8,888)	(57.0)%
Operating income as % of net sales		5.3 %		13.4 %			
Notable items included in amounts above:							
Impairment of investment in unconsolidated entity	$	2,475	$	—			

The decreased operating income for Emerging Brands was due to (1) increased SG&A and (2) an impairment charge in an unconsolidated entity. These decreases were partially offset by (1) higher sales and (2) higher gross margin. The increased SG&A included (1) higher SG&A associated with new retail store operations, including related employment costs, occupancy costs and administrative expenses, (2) higher advertising expense and (3) increased variable expenses resulting from increased sales.

Corporate and Other:

	Fiscal 2023		Fiscal 2022		$ Change		% Change
Net sales	$	(515)	$	2,954	$	(3,469)	(117.4)%
Gross profit	$	(9,104)	$	(1,507)	$	(7,597)	NM %
Operating loss	$	(37,609)	$	(35,143)	$	(2,466)	NM %
Notable items included in amounts above:							
LIFO adjustments in Corporate and Other	$	9,605	$	2,667			
Transaction expenses and integration costs associated with the Johnny Was acquisition	$	—	$	2,783			
Gain on sale of Merida manufacturing facility	$	(1,756)	$	—			

The increased operating loss in Corporate and Other was primarily a result of (1) the $7 million higher LIFO accounting charge in Fiscal 2023 relative to Fiscal 2022 and (2) a $2 million equity investment loss associated with the Tommy Bahama Miramonte Resort & Spa. This decrease was partially offset by (1) decreased SG&A, including decreased incentive compensation amounts, (2) a $2 million gain on the sale of the Merida manufacturing facility in Mexico and (3) the lack of $3 million of transaction expenses and integration costs associated with the Johnny Was acquisition incurred in Fiscal 2022.

Interest expense, net

	Fiscal 2023		Fiscal 2022		$ Change		% Change
Interest expense, net	$	6,036	$	3,049	$	2,987	98.0 %

The higher interest expense in Fiscal 2023 was primarily due to a higher average outstanding debt balance and increased interest rates during Fiscal 2023 than Fiscal 2022. We expect average debt levels in Fiscal 2024 to be lower than Fiscal 2023.

Income taxes

	Fiscal 2023		Fiscal 2022		$ Change		% Change
Income tax expense	$	14,243	$	49,990	$	(35,747)	(71.5)%
Effective tax rate		19.0 %		23.2 %			

Both Fiscal 2023 and Fiscal 2022 benefitted from the net favorable impact of certain items that resulted in a lower tax rate than the more typical annual effective tax rate of approximately 25%. Thus, the effective tax rates for Fiscal 2023 and Fiscal 2022 are not indicative of the effective tax rate expected in future periods. Refer to Note 11 of our consolidated financial statements included in this report for our income tax rate reconciliation and other information about our income tax expense for Fiscal 2023 and Fiscal 2022.

The income tax expense in Fiscal 2023 included the benefit of the vesting of restricted stock awards at a price significantly higher than the grant date fair value, the favorable utilization of research and development tax credits, changes in the fair value of life insurance policies associated with our deferred compensation plans and certain adjustments to the U.S. taxation on foreign earnings. These favorable items were partially offset by unfavorable items related to the non-deductible amounts associated with executive compensation.

The income tax expense in Fiscal 2022 included the benefit of the reversal of $2 million of valuation allowances associated with net operating loss carry-forward amounts, the utilization of net operating loss carry-forward amounts to offset current year income in certain jurisdictions, a favorable provision to return adjustment and the impact of the vesting of employee stock awards. These favorable items were partially offset by various unfavorable items related to non-deductible amounts associated with executive compensation, changes in the fair value of life insurance policies associated with our deferred compensation plans and other items.

Net earnings

	Fiscal 2023	Fiscal 2022
Net sales	$ 1,571,475	$ 1,411,528
Operating income	$ 80,982	$ 218,774
Net earnings	$ 60,703	$ 165,735
Net earnings per diluted share	$ 3.82	$ 10.19
Weighted average shares outstanding - diluted	15,906	16,259

Net earnings per diluted share were $3.82 in Fiscal 2023 compared to $10.19 in Fiscal 2022. The 63% decrease in net earnings per diluted share included a 63% decrease in net earnings as well as a 2% reduction in weighted average shares outstanding due to open market share repurchases in Fiscal 2022 and Fiscal 2023. The decreased net earnings were primarily due to (1) lower operating income at Johnny Was primarily due to the $111 million Johnny Was impairment charge recognized in the Fourth Quarter of Fiscal 2023, (2) lower operating income at Tommy Bahama, Lilly Pulitzer, and Emerging Brands, (3) increased interest expense, (4) a higher operating loss at Corporate and Other and (5) lower royalty income. These decreases were partially offset by a lower effective tax rate.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Our primary source of revenue and cash flow is through our design, sourcing, marketing and distribution of branded apparel products bearing the trademarks of our Tommy Bahama, Lilly Pulitzer, Johnny Was, Southern Tide, TBBC, Duck Head and Jack Rogers lifestyle brands. We primarily distribute our products to our customers via direct to consumer channels of distribution, but we also distribute our products via wholesale channels of distribution.

Our primary uses of cash flow include the purchase of our branded apparel products from third party suppliers located outside of the United States, as well as operating expenses, including employee compensation and benefits, operating lease commitments and other occupancy-related costs, marketing and advertising costs, information technology costs, variable expenses, distribution costs, other general and administrative expenses and the periodic payment of interest. Additionally, we use our cash to fund capital expenditures and other investing activities, dividends, share repurchases and repayment of indebtedness, if any. In the ordinary course of business, we maintain certain levels of inventory, extend credit to our wholesale customers and pay our operating expenses. Thus, we require a certain amount of ongoing working capital to operate our business. Our need for working capital is typically seasonal with the greatest working capital requirements to support our larger spring, summer and holiday direct to consumer seasons. Our capital needs depend on many factors including the results of our operations and cash flows, future growth rates, the need to finance inventory levels and the success of our various products.

We have a long history of generating sufficient cash flows from operations to satisfy our cash requirements for our ongoing capital expenditure needs as well as payment of dividends and repayment of our debt. Thus, we believe our anticipated future cash flows from operating activities will provide (1) sufficient cash over both the short and long term to satisfy our ongoing operating cash requirements, (2) ample funds to continue to invest in our lifestyle brands, direct to consumer initiatives and information technology projects, (3) additional cash flow to repay outstanding debt and (4) sufficient cash for other strategic initiatives. Also, if cash inflows are less than cash outflows, we have access to amounts under our $325 million Fourth Amended and Restated Credit Agreement (as amended, the "U.S. Revolving Credit Agreement"), subject to its terms, which is described below.

Working Capital

($ in thousands)	February 3, 2024	January 28, 2023	$ Change	% Change
Total current assets	$ 293,115	$ 330,463	$ (37,348)	(11.3)%
Total current liabilities	$ 240,644	$ 269,639	(28,995)	(10.8)%
Working capital	$ 52,471	$ 60,824	$ (8,353)	(13.7)%
Working capital ratio	1.22	1.23		

Our working capital ratio is calculated by dividing total current assets by total current liabilities. Current assets as of February 3, 2024 decreased from January 28, 2023 primarily due to decreased inventories of $61 million. These decreases were partially offset by an increase in (1) receivables of $19 million and (2) prepaid expenses and other current assets of $5 million. Current liabilities as of February 3, 2024 decreased from January 28, 2023 primarily due to decreases in (1) accrued compensation of $11 million driven primarily by decreased accrued incentive compensation, (2) accounts payable of $9 million and (3) current operating lease liabilities of $9 million.

Balance Sheet

The following tables set forth certain information included in our consolidated balance sheets (in thousands). Below each table are explanations for any significant changes in the balances as of February 3, 2024 as compared to January 28, 2023.

Current Assets:

	February 3, 2024	January 28, 2023	$ Change	% Change
Cash and cash equivalents	$ 7,604	$ 8,826	$ (1,222)	(13.8)%
Receivables, net	63,362	43,986	19,376	44.1 %
Inventories, net	159,565	220,138	(60,573)	(27.5)%
Income tax receivable	19,549	19,440	109	0.6 %
Prepaid expenses and other current assets	43,035	38,073	4,962	13.0 %
Total current assets	$ 293,115	$ 330,463	$ (37,348)	(11.3)%

Cash and cash equivalents were $8 million as of February 3, 2024, compared to $9 million as of January 28, 2023. The cash and cash equivalents balance as of February 3, 2024 and January 28, 2023 represent typical cash amounts maintained on an ongoing basis in our operations, which generally ranges from $5 million to $10 million at any given time. Any excess cash is generally used to repay amounts outstanding under our U.S. Revolving Credit Agreement.

The increased receivables, net as of February 3, 2024, was primarily due to (1) higher wholesale trade receivables resulting primarily from higher wholesale sales in Tommy Bahama and Lilly Pulitzer in the Fourth Quarter of Fiscal 2023, (2) increased tenant improvement allowance receivables due from landlords resulting from our increased store openings during Fiscal 2023 and (3) an insurance claim filed as a result of the wildfire on the island of Maui that destroyed the Tommy Bahama Marlin Bar in Lahaina, Hawaii in the Third Quarter of Fiscal 2023.

Inventories, net, included a $83 million and $76 million LIFO reserve as of February 3, 2024, and January 28, 2023, respectively. Inventories decreased in our Tommy Bahama, Lilly Pulitzer and Emerging Brands operating groups primarily due to continuing initiatives to focus on closely managing inventory purchases and reducing on-hand inventory levels. We believe that inventory levels in all operating groups are appropriate to support anticipated sales plans.

The increase in prepaid expenses and other current assets as of February 3, 2024, was primarily due to an increase in prepaid software costs.

Non-current Assets:

	February 3, 2024		January 28, 2023		$ Change		% Change
Property and equipment, net	$	195,137	$	177,584	$	17,553	9.9 %
Intangible assets, net		262,101		283,845		(21,744)	(7.7)%
Goodwill		27,190		120,498		(93,308)	(77.4)%
Operating lease assets		263,934		240,690		23,244	9.7 %
Other assets, net		32,188		32,209		(21)	(0.1)%
Deferred income taxes		24,179		3,376		20,803	616.2 %
Total non-current assets	$	804,729	$	858,202	$	(53,473)	(6.2)%

Property and equipment, net as of February 3, 2024, increased primarily due to the capital expenditures exceeding depreciation during Fiscal 2023.

The decrease in goodwill and intangible assets, net as of February 3, 2024, was primarily due to the $99 million and $12 million goodwill and intangible assets, net, impairment charges in Johnny Was during Fiscal 2023, respectively, as discussed in Note 5 of our consolidated financial statements included in this report. Intangible assets, net as of February 3, 2024, further decreased due to the amortization of intangible assets acquired in the acquisition of Johnny Was. The decrease in goodwill resulting from the Johnny Was impairment charge was partially offset by (1) the acquisition of Jack Rogers, (2) the acquisition of six former Southern Tide signature stores and (3) measurement period adjustments related to the acquisition of Johnny Was.

Operating lease assets as of February 3, 2024, increased primarily due to the addition of new leased locations, or the extension of existing leased locations, exceeding the recognition of amortization related to existing operating leases and the termination or reduced term of certain operating leases.

Deferred income taxes increased as of February 3, 2024, due primarily to the impairment of the Johnny Was goodwill and intangible asset balances that resulted in a change from a net deferred income tax liability position to a net deferred income tax asset position.

Liabilities:

	February 3, 2024		January 28, 2023		$ Change		% Change
Total current liabilities	$	240,644	$	269,639	$	(28,995)	(10.8)%
Long-term debt		29,304		119,011		(89,707)	— %
Non-current portion of operating lease liabilities		243,703		220,709		22,994	10.4 %
Other non-current liabilities		23,279		20,055		3,224	16.1 %
Deferred income taxes		—		2,981		(2,981)	(100.0)%
Total liabilities	$	536,930	$	632,395	$	(95,465)	(15.1)%

Current liabilities decreased as of February 3, 2024, primarily due to (1) decreases in accounts payable, which was primarily due to decreased payables associated with lower inventory in transit, (2) decreases in accrued incentive compensation and (3) lower current operating lease related liabilities resulting from lease payments partially offset by the addition and extension of several leased locations. During Fiscal 2023, several new leased locations were added, and several locations were extended, which led to the addition of primarily non-current operating lease liabilities.

The reduction in long-term debt was the result of continuing initiatives to pay down our long-term debt balance.

Deferred income taxes decreased as of February 3, 2024, due primarily to the impairment of the Johnny Was goodwill and intangible asset balances that resulted in a change from a net deferred income tax liability position to a net deferred income tax asset position.

Statement of Cash Flows

The following table sets forth the net cash flows resulting in the change in our cash and cash equivalents (in thousands):

	Fiscal 2023	Fiscal 2022	Fiscal 2021
Cash provided by operating activities	$ 244,284	$ 125,610	$ 198,006
Cash used in investing activities	(83,981)	(151,747)	(181,572)
Cash used in financing activities	(161,172)	(11,527)	(38,175)
Net change in cash and cash equivalents	$ (869)	$ (37,664)	$ (21,741)

Cash and cash equivalents were $8 million as of February 3, 2024, compared to $9 million as of January 28, 2023. Changes in cash flows in Fiscal 2023 and Fiscal 2022 related to operating activities, investing activities and financing activities are discussed below.

Operating Activities:

In Fiscal 2023 and Fiscal 2022, operating activities provided $244 million and $126 million of cash, respectively. The cash flow from operating activities for each period primarily consisted of net earnings for the relevant period adjusted, as applicable, for non-cash activities including impairment charges, depreciation, amortization, equity-based compensation, gains on sale of assets and other non-cash items as well as the net impact of changes in deferred income taxes and operating assets and liabilities. In Fiscal 2023, changes in operating assets and liabilities had a slightly unfavorable impact on cash flow from operations primarily driven by decreases in current liabilities and increases in prepaid expenses and receivables partially offset by significant decreases in inventory balances. In Fiscal 2022 the changes in operating assets and liabilities had a significant net unfavorable impact on cash flow from operations driven primarily by increases in inventory and prepaid expenses.

Investing Activities:

In Fiscal 2023 and Fiscal 2022, investing activities used $84 million and $152 million of cash, respectively. On an ongoing basis, our cash flow primarily consists of our capital expenditures, which totaled $74 million and $47 million in Fiscal 2023 and Fiscal 2022, respectively.

In addition to our capital expenditures in Fiscal 2023, we paid (1) $12 million during Fiscal 2023 associated with acquisitions, including Jack Rogers and six former Southern Tide Signature Stores, and a working capital settlement associated with the acquisition of Johnny Was. We also received $2 million from the sale of the Merida manufacturing facility in Mexico. During Fiscal 2022, we paid $264 million for the acquisition of Johnny Was and also converted $165 million of short-term investments into cash to fund a portion of the acquisition.

In Fiscal 2024, our cash flow used in investing activities is expected to primarily consist of our capital expenditure investments in (1) the multi-year project to build a new distribution center in the Southeastern United States (2) direct to consumer operations, including opening, relocating and remodeling locations and (3) information technology initiatives, including e-commerce capabilities.

Financing Activities:

In Fiscal 2023 and Fiscal 2022, financing activities used $161 million and $12 million of cash, respectively. In Fiscal 2023, we repurchased $30 million of shares, including repurchased shares of our stock pursuant to an open market stock repurchase program and equity awards in respect of employee tax withholding liabilities; paid $42 million of dividends; and paid $2 million in deferred financing costs associated with the amendment of the U.S. Revolving Credit Agreement. In Fiscal 2022, we repurchased $95 million of shares, including repurchased shares of our stock pursuant to an open market stock repurchase program and of equity awards in respect of employee tax withholding liabilities; paid

$35 million of dividends; and paid $2 million of contingent consideration for the final contingent consideration payment related to the TBBC acquisition.

If net cash requirements are less than our net cash flows, we may repay amounts outstanding on our U.S. Revolving Credit Agreement, if any, consistent with our net repayment of $90 million of long-term debt in Fiscal 2023. Alternatively, to the extent we are in a net debt position and our net cash requirements exceed our net cash flows, we may borrow amounts from our U.S. Revolving Credit Agreement consistent with our borrowing of $119 million in Fiscal 2022 to fund our investing and financing activities that exceeded cash flow from operations.

Liquidity and Capital Resources

We have a long history of generating sufficient cash flows from operations to satisfy our cash requirements for our ongoing capital expenditure needs as well as payment of dividends and repayment of our debt. Thus, we believe our anticipated future cash flows from operating activities will provide (1) sufficient cash over both the short and long term to satisfy our ongoing operating cash requirements, (2) ample funds to continue to invest in our lifestyle brands, the project to build a new distribution center in the Southeastern United States, direct to consumer initiatives and information technology projects, (3) additional cash flow to repay outstanding debt and (4) sufficient cash for other strategic initiatives.

Our capital needs depend on many factors including the results of our operations and cash flows, future growth rates, the need to finance inventory and the success of our various products. To the extent cash flow needs in the future exceed cash flow provided by our operations, we will have access, subject to its terms, to our U.S. Revolving Credit Agreement to provide funding for operating activities, capital expenditures and acquisitions, if any, and any other investing or financing activities.

Our cash and debt, as well as availability, levels in future periods will not be comparable to historical amounts, particularly after the completion of the acquisition of Johnny Was in Fiscal 2022. Further, we continue to assess, and may possibly make changes to, our capital structure, which we may achieve by borrowing from additional credit facilities, selling debt or equity securities or repurchasing additional shares of our stock in the future. Changes in our capital structure, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

$325 Million U.S. Revolving Credit Agreement

On March 6, 2023, we amended the U.S. Revolving Credit Agreement to, among other things, mature in March 2028. As of February 3, 2024, we had borrowings of $29 million, issued standby letters of credit of $5 million, and availability of $288 million under the U.S. Revolving Credit Agreement. The U.S. Revolving Credit Agreement amended and restated our Fourth Amended and Restated Credit Agreement (the "Prior Credit Agreement").

Pursuant to the U.S. Revolving Credit Agreement, the interest rate applicable to our borrowings under the U.S. Revolving Credit Agreement is based on either the Term Secured Overnight Financing Rate plus an applicable margin of 135 to 185 basis points or prime plus an applicable margin of 25 to 75 basis points.

The U.S. Revolving Credit Agreement generally (1) is limited to a borrowing base consisting of specified percentages of eligible categories of assets, (2) accrues variable-rate interest (weighted average interest rate of 7% as of February 3, 2024), unused line fees and letter of credit fees based upon average utilization or unused availability, as applicable, (3) requires periodic interest payments with principal due at maturity and (4) is secured by a first priority security interest in substantially all of the assets of Oxford Industries, Inc. and its domestic subsidiaries, including accounts receivable, books and records, chattel paper, deposit accounts, equipment, certain general intangibles, inventory, investment property (including the equity interests of certain subsidiaries), negotiable collateral, life insurance policies, supporting obligations, commercial tort claims, cash and cash equivalents, eligible trademarks, proceeds and other personal property.

The U.S. Revolving Credit Agreement is subject to several affirmative covenants regarding the delivery of financial information, compliance with law, maintenance of property, insurance requirements and conduct of business.

Also, the U.S. Revolving Credit Agreement is subject to certain negative covenants or other restrictions including, among other things, limitations on our ability to (1) incur debt, (2) guaranty certain obligations, (3) incur liens, (4) pay dividends to shareholders, (5) repurchase shares of our common stock, (6) make investments, (7) sell assets or stock of subsidiaries, (8) acquire assets or businesses, (9) merge or consolidate with other companies or (10) prepay, retire, repurchase or redeem debt.

Additionally, the U.S. Revolving Credit Agreement contains a financial covenant that applies only if excess availability under the agreement for three consecutive business days is less than the greater of (1) $23.5 million or (2) 10% of availability. In such a case, our fixed charge coverage ratio as defined in the U.S. Revolving Credit Agreement must not be less than 1.0 to 1.0 for the immediately preceding 12 fiscal months for which financial statements have been delivered. This financial covenant continues to apply until we have maintained excess availability under the U.S. Revolving Credit Agreement of more than the greater of (1) $23.5 million or (2) 10% of availability for 30 consecutive days.

We believe that the affirmative covenants, negative covenants, financial covenants and other restrictions under the U.S. Revolving Credit Agreement are customary for those included in similar facilities entered into at the time we amended the U.S. Revolving Credit Agreement. During Fiscal 2023 and as of February 3, 2024, no financial covenant testing was required pursuant to our U.S. Revolving Credit Agreement or the Prior Credit Agreement, as applicable, as the minimum availability threshold was met at all times. As of February 3, 2024, we were compliant with all applicable covenants related to the U.S. Revolving Credit Agreement.

Operating Lease Commitments:

In the ordinary course of business, we enter into long-term real estate lease agreements for our direct to consumer locations, which include both retail store and food and beverage locations, and office and warehouse/distribution space, as well as leases for certain equipment. Our real estate leases have varying terms and expirations and may have provisions to extend, renew or terminate the lease agreement at our discretion, among other provisions. Our real estate lease terms are typically for a period of 10 years or less and typically require monthly rent payments with specified rent escalations during the lease term. Our real estate leases usually provide for payments of our pro rata share of real estate taxes, insurance and other operating expenses applicable to the property, and certain of our leases require payment of sales taxes on rental payments. Also, our direct to consumer location leases often provide for contingent rent payments based on sales if certain sales thresholds are achieved. Base rent amounts specified in the leases are included in determining the operating lease liabilities included in our consolidated balance sheet, while amounts for real estate taxes, sales tax, insurance, other operating expenses and contingent rent applicable to the properties pursuant to the respective leases are not included in determining the operating lease liabilities included in our consolidated balance sheets.

These leases require us to make a substantial amount of cash payments on an annual basis. Base rent amounts required to be paid in the future over the remaining lease terms under our existing leases as of February 3, 2024, totaled $368 million, including $79 million, $64 million, $58 million, $45 million and $39 million of required payments in each of the next five years. Additionally, amounts for real estate taxes, sales tax, insurance, other operating expenses and contingent rent applicable to the properties pursuant to the respective operating leases are required to be paid in the future, but the amounts payable in future periods are, in most cases, not quantified in the lease agreement or are dependent on factors which may not be known at this time. Such amounts incurred in Fiscal 2023 totaled $48 million.

Refer to Note 1 and Note 7 of our consolidated financial statements for additional disclosures about our operating lease agreements and related commitments.

Capital Expenditures:

We anticipate capital expenditures for Fiscal 2024 to increase compared to the $74 million in Fiscal 2023. The planned increase is primarily due the commencement of a significant multi-year project at our new Lyons, Georgia distribution center to modernize the operations into a more efficient e-commerce distribution center for our brands, increased investment in our various technology systems initiatives, increased Marlin Bar openings and increases in store openings in Tommy Bahama, Lilly Pulitzer, Johnny Was, Southern Tide and TBBC. Our capital expenditure amounts in future years will fluctuate from the amounts incurred in prior years depending on the investments we believe appropriate for that year to support future expansion of our businesses.

Dividends:

On March 25, 2024, our Board of Directors approved a cash dividend of $0.67 per share payable on May 3, 2024 to shareholders of record as of the close of business on April 19, 2024.

Although we have paid dividends each quarter since we became a public company in July 1960, including $42 million in total, or $2.60 per common share, in Fiscal 2023, we may discontinue or modify dividend payments at any time if we determine that other uses of our capital, including payment of outstanding debt, funding of acquisitions, funding of capital expenditures or repurchases of outstanding shares, may be in our best interest; if our expectations of future cash flows and future cash needs outweigh the ability to pay a dividend; or if the terms of our credit facility, other debt instruments or applicable law limit our ability to pay dividends. We may borrow to fund dividends or repurchase shares in the short term subject to the terms and conditions of our credit facility, other debt instruments and applicable law. All cash flow from operations will not be paid out as dividends. For details about limitations on our ability to pay dividends, see the discussion of our U.S. Revolving Credit Agreement above and in Note 6 of our consolidated financial statements contained in this report.

Share Repurchases:

As disclosed in our Quarterly Report on Form 10-Q for the Third Quarter of Fiscal 2021, and in subsequent filings, on December 7, 2021, our Board of Directors authorized us to spend up to $150 million to repurchase shares of our stock. This authorization superseded and replaced all previous authorizations to repurchase shares of our stock and has no automatic expiration. Pursuant to the Board of Directors' authorization, we entered into a $20 million open market stock repurchase program (Rule 10b5-1 plan) in the First Quarter of Fiscal 2023 to acquire shares of our stock, under which we repurchased shares of our stock totaling: (1) $19 million in Second Quarter of Fiscal 2023 and (2) $1 million in the Third Quarter of Fiscal 2023, which completed the purchases pursuant to the open market stock repurchase program. Over the life of the $20 million open market repurchase program we repurchased 196,000 shares, or 1% of our outstanding shares at the commencement of the program for an average price of $102 per share.

After considering the repurchases during Fiscal 2023, as of February 3, 2024, there were no amounts remaining under the open market repurchase program and $30 million remaining under the Board of Directors' authorization.

Other Liquidity Items:

We have not entered into agreements which meet the SEC's definition of an off balance sheet financing arrangement, other than operating leases, and have made no financial commitments or guarantees with respect to any unconsolidated subsidiaries or special purpose entities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP in a consistent manner. The preparation of these financial statements requires the selection and application of accounting policies. Further, the application of GAAP requires us to make estimates and judgments about future events that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures. We base our estimates on historical experience, current trends and various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

Actual results may differ from these estimates under different assumptions or conditions. We believe it is possible that other professionals, applying reasonable judgment to the same set of facts and circumstances, could develop and support a range of alternative estimated amounts. We believe that we have appropriately applied our critical accounting policies. However, in the event that inappropriate assumptions or methods were used relating to the critical accounting policies, our consolidated statements of operations could be materially misstated.

A detailed summary of significant accounting policies is included in Note 1 of our consolidated financial statements contained in this report. The following is a brief discussion of the more significant estimates, assumptions and judgments we use or the amounts most sensitive to change from outside factors.

Revenue Recognition and Accounts Receivable

Our revenue consists of direct to consumer sales, including our retail store, e-commerce and food and beverage operations, and wholesale sales, as well as royalty income, which is included in royalties and other income in our consolidated statements of operations. We recognize revenue when performance obligations under the terms of the contracts with our customers are satisfied, which generally occurs when we deliver our products to our direct to consumer and wholesale customers.

In our direct to consumer operations, which represented 80% of our consolidated net sales in Fiscal 2023, consumers have certain rights to return product within a specified period and are eligible for certain point of sale discounts. We make estimates of reserves for products which were sold prior to the balance sheet date but that we anticipate may be returned by the consumer subsequent to that date. The determination of direct to consumer return reserve amounts requires judgment and consideration of historical and current trends, evaluation of current economic trends and other factors. As of February 3, 2024, our direct to consumer return reserve liability was $13 million compared to $12 million as of January 28, 2023. A 10% change in the direct to consumer sales return reserve as of February 3, 2024 would have had an impact of less than $1 million on net earnings in Fiscal 2023.

In the ordinary course of our wholesale operations, we offer discounts, allowances and cooperative advertising support to some of our wholesale accounts for certain products. As certain allowances, other deductions and returns are not finalized until the end of a season, program or other event which may not have occurred yet, we estimate such discounts, allowances and returns on an ongoing basis to estimate the consideration from the customer that we expect to ultimately receive. Significant considerations in determining our estimates for these amounts for wholesale customers may include historical and current trends, agreements with customers, projected seasonal or program results, an evaluation of current economic conditions, specific program or product expectations and retailer performance. As of February 3, 2024, our total reserves for discounts, returns and allowances for our wholesale businesses were $3 million compared to $4 million as of January 28, 2023. If these allowances changed by 10% it would have had an impact of less than $1 million on net earnings in Fiscal 2023.

We extend credit to certain wholesale customers based on an evaluation of the customer's financial capacity and condition, usually without requiring collateral. We recognize estimated provisions for credit losses based on our historical collection experience, the financial condition of our customers, an evaluation of current economic conditions, anticipated trends, and the risk characteristics of the receivables, each of which is subjective and requires certain assumptions. As of both February 3, 2024 and January 28, 2023, our provision for credit losses for our wholesale receivables was $1 million. If the provision for credit losses changed by 10% it would have had an impact of less than $1 million on net earnings in Fiscal 2023.

Inventories, net

For operating group reporting, our inventory is carried at the lower of the first-in, first-out ("FIFO") cost or market. We evaluate the composition of our inventories for identification of distressed inventory at least quarterly. We estimate the amount of goods that we will not be able to sell in the normal course of business and write down the value of these goods as necessary. As the amount to be ultimately realized for the goods is not necessarily known at period end, we must use certain assumptions considering historical experience, inventory quantity, quality, age and mix, historical sales trends, future sales projections, consumer and retailer preferences, market trends, general economic conditions and our anticipated plans to sell the inventory.

For consolidated financial reporting, $146 million, or 92%, of our inventories were valued at the lower of the last-in, first-out ("LIFO") cost or market after deducting the $83 million LIFO reserve as of February 3, 2024. The remaining $13 million of our inventories were valued at the lower of FIFO cost or market as of February 3, 2024. LIFO reserves are based on the Producer Price Index ("PPI") as published by the United States Department of Labor. We write down inventories valued at the lower of LIFO cost or market when LIFO cost exceeds market value.

As of February 3, 2024, we had recorded a reserve of $4 million related to inventory on the lower of FIFO cost or market method and for inventory on the lower of LIFO cost or market method with markdowns in excess of our LIFO reserve. A 10% change in the amount of such markdowns would have had an impact of less than $1 million on net earnings in Fiscal 2023. A change in the markdowns of our inventory valued at the lower of LIFO cost or market method that is not marked down in excess of our LIFO reserve typically would not be expected to have a material impact on our consolidated financial statements. A change in inventory levels, the mix of inventory by category or the PPI at the end of future fiscal years compared to amounts as of February 3, 2024 could result in a material impact on our consolidated financial statements in the future.

Given the significant amount of uncertainty surrounding the year-end LIFO calculation, including the estimate of year-end inventory balances, the proportion of inventory in each category and the year-end PPI, we have not typically adjusted our LIFO reserve in the first three quarters of a fiscal year. However, due to changes in the levels of inflation throughout Fiscal 2023, in addition to our Fourth Quarter adjustment at the end of Fiscal 2023, we also recognized an adjustment to the LIFO reserve in the Third Quarter of Fiscal 2023. Our policy of typically not adjusting the LIFO reserve at interim periods may result in significant LIFO accounting adjustments in the Fourth Quarter of the fiscal year. We do recognize changes in markdown reserves during each quarter of the fiscal year as those amounts can be estimated on an interim basis.

Business Combinations

From time-to-time, we make strategic acquisitions that may have a material effect on our consolidated results of operations and financial position. The measurement principle for the assets acquired and the liabilities assumed in a business combination is at estimated fair value as of the acquisition date, with certain exceptions.

At acquisition, we use estimates that can be complex and require significant judgments to record the fair value of purchased intangible assets, which primarily consist of trademarks, as well as customer relationships and reacquired rights. The fair values and useful lives of these intangible assets are estimated based on our assessment as well as independent third party appraisals in some cases. Additionally, at acquisition we must determine whether the intangible asset has an indefinite or finite life and account for it accordingly. Refer to Note 5 for additional details about intangible assets.

Goodwill is recognized as the amount by which the cost to acquire a business exceeds the fair value of identified tangible and intangible assets acquired, net of assumed liabilities. Thus, the amount of goodwill recognized in connection with a business combination depends on the fair values assigned to the individual assets acquired and liabilities assumed in a business combination. Goodwill is allocated to the respective reporting unit at the time of acquisition. Refer to "Note 5—Intangible Assets and Goodwill Intangible Assets and Goodwill" for additional information about our goodwill amounts.

At acquisition, assumptions and estimates about various items with significant uncertainty are required to determine the fair value of intangible assets and goodwill. When determining the fair value of intangible assets, including trademarks, customer relationships and other items, significant assumptions may include our planned use of the asset as well as estimates of net sales, royalty income, operating income, growth rates, royalty rates for the trademarks, a risk-adjusted, market-based cost of capital for the discount rates, income tax rates, anticipated cash flows and probabilities of cash flows, among other factors. Our fair value assessment may also consider any comparable market transactions. The use of different assumptions related to these uncertain factors at acquisition could result in a material change to the amounts of intangible assets and goodwill initially recorded at acquisition, which could result in a material impact on our consolidated financial statements.

The acquisition method requires us to record provisional amounts for any items for which the accounting is not complete at the end of a reporting period. We must complete the accounting during the measurement period, which cannot exceed one year. Adjustments made during the measurement period could have a material impact on our financial condition and results of operations. If our operating results, plans for the acquired business and/or macroeconomic conditions, anticipated results or other assumptions change after an acquisition, it could result in the impairment of the acquired intangible assets or goodwill. Also, a change in macroeconomic conditions may not only impact the estimated operating cash flows used in our cash flow models but may also impact other assumptions used in our analysis, including but not limited to, the risk-adjusted market-based cost of capital and/or discount rates.

Goodwill and Intangible Assets, net

We test goodwill for impairment at the reporting unit level annually on the first day of the fourth quarter and more often if an event occurs or circumstances change that indicate the fair value of a reporting unit is below its carrying amount. We have the option to first assess qualitative factors to determine whether it is more likely than not that goodwill is impaired to determine whether it is necessary to perform the quantitative impairment test. We also have the option to bypass the qualitative assessment entirely for any reporting unit in any period and proceed directly to performing the quantitative impairment test. For each impairment test of goodwill in Fiscal 2023, Fiscal 2022 and Fiscal 2021, we bypassed the qualitative test option and instead performed a quantitative test.

When applying the quantitative assessment, we determine the fair value of our reporting units based on an income approach, or in some cases a combination of an income approach and market approach. The income approach calculates a value based upon the present value of estimated future cash flows, while the market approach uses earnings multiples of similarly situated guideline public companies. Determining the fair value of a reporting unit involves judgment and the use of significant estimates and assumptions, which include assumptions regarding the revenue growth rates and operating margins used to calculate estimated future cash flows, risk-adjusted discount rates and future economic and market conditions. If an annual or interim analysis indicates an impairment of goodwill, the amount of the impairment is recognized in our consolidated financial statements based on the amount that the carrying value exceeds the estimated fair value of the reporting unit.

Intangible assets with indefinite lives, which primarily consist of trademarks, are not amortized but instead evaluated for impairment annually or more frequently if events or circumstances indicate that the intangible asset might be impaired. This analysis is dependent upon a number of uncertain factors described below and is typically performed in conjunction with the goodwill impairment analysis discussed above and is similar to the analysis performed at acquisition.

The fair value of our trademarks is principally determined by the "relief from royalty" approach that assumes the trademarks have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. This method includes assumptions regarding revenue growth rates, royalty rates, risk-adjusted discount rates and future economic and market conditions. If an annual or interim analysis indicates an impairment of an intangible asset with an indefinite useful life, the amount of the impairment is recognized in our consolidated financial statements based on the amount that the carrying value exceeds the estimated fair value of the asset for an intangible asset with an indefinite life or the reporting unit for goodwill.

Indefinite-lived intangible assets and goodwill that have been recently acquired or impaired are typically much more sensitive to changes in assumptions than other intangible asset and goodwill amounts as those amounts have recently been recorded at or adjusted to fair value. Consequently, if operating results, plans for the acquired business and/or macroeconomic conditions change after an acquisition, it could result in the impairment of the acquired intangible assets or goodwill. A change in macroeconomic conditions may not only impact the estimated operating cash flows used in our cash flow models but may also impact other assumptions used in our analysis, including but not limited to, the risk-adjusted market-based cost of capital and/or discount rates. Additionally, we are required to ensure that assumptions used to determine fair value in our analyses are consistent with the assumptions a hypothetical market participant would use. Therefore, the cost of capital discount rates used in our analyses may increase or decrease based on market conditions and trends regardless of whether our actual cost of capital changed.

The use of different assumptions could result in the determination of a different fair value and a different impairment charge or charges in different periods. For further discussion of the methods used and factors considered in our estimates as part of the impairment testing for goodwill and intangible assets with indefinite lives see "Note 1—Business and Summary of Significant Accounting Policies." See "Note 5—Intangible Assets and Goodwill Intangible Assets and Goodwill" for discussion of the impairment charges recognized in Fiscal 2023. The indefinite-lived trademarks and goodwill associated with Johnny Was that were impaired and adjusted to fair value during Fiscal 2023 have the least excess of fair value over book value as of February 3, 2024, since they are the most recently acquired and impaired. Thus, if the Johnny Was business does not achieve the anticipated growth and operating income in future years or if interest rates or tax rates increase, additional impairments of the Johnny Was intangible assets could be necessary in the future. No impairment charges related to intangible assets or goodwill were recognized in Fiscal 2022 and Fiscal 2021.

Intangible assets with finite lives primarily consist of customer relationships, certain trademarks and reacquired rights. These assets are amortized over their estimated useful lives and reviewed for impairment periodically if events or changes in circumstances indicate that the carrying amount may not be recoverable. If the assets are determined to not be recoverable on an undiscounted cash flow basis and the expected future discounted cash flows of the asset group are less than the carrying amount, an asset group is impaired and a loss is recorded for the amount by which the carrying value of the asset group exceeds its fair value.

Other Fair Value Measurements

For many assets and liabilities, the determination of fair value may not require the use of many assumptions or other estimates. However, in some cases the assumptions or inputs associated with the determination of fair value may require the use of many assumptions which may be internally derived or otherwise unobservable. These assumptions may include the planned use of the assets, anticipated cash flows, probabilities of cash flows, discount rates and other factors. We use certain market-based and internally derived information and make assumptions about the information in (1) determining the fair values of assets and liabilities acquired as part of a business combination, (2) adjusting recognized assets and liabilities to fair value and (3) assessing recognized assets for impairment, including intangible assets, goodwill and other non-current assets.

From time to time, we may recognize asset impairment or other charges related to certain lease assets, property and equipment or other amounts associated with us exiting direct to consumer locations, office space or otherwise. In these cases, we must determine the impairment charge related to the asset group if the assets are determined to not be recoverable on an undiscounted cash flow basis and the expected future discounted cash flows of the asset group are less than the carrying amount. While estimated cash outflows can be determined, in certain cases, if there is an underlying lease, the timing and amount of estimated cash inflows for any sublease rental income and other costs are often uncertain, particularly if there is not a sub-lease agreement in place. Also, we could subsequently negotiate a lease termination agreement that would differ from the estimated amount. Thus, our estimate of an impairment charge related to an asset group could change significantly as we obtain better information in future periods.

Income Taxes

Income taxes included in our consolidated financial statements are determined using the asset and liability method, in which income taxes are recognized based on amounts of income tax payable or refundable in the current year as well as the impact of any items that are recognized in different periods for consolidated financial statement reporting purposes and tax return reporting purposes. Significant judgment is required in determining our income tax provision as there are many transactions and calculations where the ultimate tax outcome is uncertain and tax laws and regulations are often complex and subject to interpretation and judgment. These uncertainties relate to the recognition or changes to the realizability of deferred tax assets, loss carry-forwards, valuation allowances, uncertain tax positions and other matters. Our assessment of these income tax matters requires our consideration of taxable income and other items for historical periods, projected future taxable income, projected future reversals of existing timing differences, tax planning strategies and other information.

The use of different assumptions related to the income tax matters above, as well as a shift in earnings among jurisdictions, changes in tax laws, enacted rates or interpretations, court case decisions, statute of limitation expirations or audit settlements, each could have a significant impact on our income tax rate.

We are subject to income taxes in the U.S. and certain other foreign jurisdictions and are periodically under audit by tax authorities. The final determination of tax audits could be materially different from historical outcomes and may adversely impact our tax expense and cash flows. An increase in our consolidated income tax expense rate from 19.0% to 20.0% during Fiscal 2023 would have reduced net earnings by $1 million. See Note 11 of our consolidated financial statements included in this report for further discussion of income taxes.

RECENT ACCOUNTING PRONOUNCEMENTS

Refer to Note 1 of our consolidated financial statements included in this report for a discussion of recent accounting pronouncements issued by the FASB that we have not yet adopted that may have a material effect on our financial position, results of operations or cash flows in the future.

SEASONALITY

Each of our operating groups is impacted by seasonality as the demand by specific product or style, as well as by distribution channel, may vary significantly depending on the time of year. For information regarding the impact of seasonality on our business operations, see Part I, Item 1, Business, included in this report.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

We are exposed to market risk in the ordinary course of business from changes in interest rates, commodity prices and foreign currency exchange rates. In recent years, we have not used financial instruments to mitigate our exposure to these risks, and we do not use financial instruments for trading or other speculative purposes. However, we could use financial instruments to mitigate our exposure to these risks in the future.

Interest Rate Risk

We are exposed to market risk from changes in interest rates on our U.S. Revolving Credit Agreement when we have any borrowings outstanding, which could impact our financial condition and results of operations in future periods. Our U.S. Revolving Credit Agreement accrues interest based on variable interest rates while providing the necessary borrowing flexibility we require due to the seasonality of our business and our need to fund certain product purchases with trade letters of credit. Additionally, for the amounts of unused credit under the U.S. Revolving Credit Agreement we pay unused line fees, which are based on a specified percentage of the unused line amounts.

As of February 3, 2024, we had $29 million of borrowings outstanding under our U.S. Revolving Credit Agreement, after borrowing amounts to fund the Johnny Was acquisition in Fiscal 2022. We do not consider that amount to necessarily be indicative of the average borrowings outstanding expected for Fiscal 2024 due to our expectation that we will reduce debt levels during Fiscal 2024, particularly in the first quarter. Our expected cash flows from operations is expected to be sufficient to fund our planned capital expenditures and dividends as well as allow for the repayment of a portion of our outstanding debt in Fiscal 2024. As of February 3, 2024, the weighted average interest rate on our borrowings was 7%, which includes borrowings pursuant to arrangements based on the Term Secured Overnight Financing Rate or the lender's prime rate plus an applicable margin. Using the $29 million of variable-rate debt outstanding as of February 3, 2024 as an example, a 100 basis point increase in interest rates would increase interest expense by less than $1 million.

Foreign Currency Risk

We have exposure to foreign currency exchange rate changes including the impact of the re-measurement of transaction amounts into the respective functional currency and the translation of our foreign subsidiary financial statements into U.S. dollars. Also, although we purchase substantially all of our product purchases pursuant to a U.S. dollar denominated arrangement, future product costs could increase as a result of fluctuations in the exchange rate between the U.S. dollar and the local currencies of our suppliers.

With 97% of our consolidated net sales in the United States, we do not anticipate that the impact of foreign currency changes on our foreign operations would have a material impact on our consolidated net sales, operating income or net earnings in the near term. Our foreign currency exchange rate risk is discussed in Foreign Currency in Note 1 of our consolidated financial statements included in this report.

Commodity and Inflation Risk

We are affected by inflation and changing prices through the purchase of full-package finished goods from suppliers, who manufacture products consisting of various raw material components, including fabrics made of cotton, silk, linen, polyester, cellulosic fibers, leather and other natural and man-made fibers, or blends of two or more of these materials. Inflation/deflation risks are managed by each operating group, when possible, through negotiating product prices in advance, selective price increases and cost containment initiatives. We have not historically entered into significant long-term sales or purchase contracts or engaged in hedging activities with respect to our commodity risks.

Item 8. *Financial Statements and Supplementary Data*

OXFORD INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEETS
($ in thousands, except par amounts)

		February 3, 2024		January 28, 2023
ASSETS				
Current Assets				
Cash and cash equivalents	$	7,604	$	8,826
Receivables, net		63,362		43,986
Inventories, net		159,565		220,138
Income tax receivable		19,549		19,440
Prepaid expenses and other current assets		43,035		38,073
Total Current Assets	$	293,115	$	330,463
Property and equipment, net		195,137		177,584
Intangible assets, net		262,101		283,845
Goodwill		27,190		120,498
Operating lease assets		263,934		240,690
Other assets, net		32,188		32,209
Deferred income taxes		24,179		3,376
Total Assets	$	1,097,844	$	1,188,665
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	85,545	$	94,611
Accrued compensation		23,660		35,022
Current portion of operating lease liabilities		64,576		73,865
Accrued expenses and other liabilities		66,863		66,141
Total Current Liabilities	$	240,644	$	269,639
Long-term debt		29,304		119,011
Non-current portion of operating lease liabilities		243,703		220,709
Other non-current liabilities		23,279		20,055
Deferred income taxes		—		2,981
Shareholders' Equity				
Common stock, $1.00 par value per share		15,629		15,774
Additional paid-in capital		178,567		172,175
Retained earnings		369,453		370,145
Accumulated other comprehensive loss		(2,735)		(1,824)
Total Shareholders' Equity	$	560,914	$	556,270
Total Liabilities and Shareholders' Equity	$	1,097,844	$	1,188,665

See accompanying notes.

OXFORD INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
($ and shares in thousands, except per share amounts)

	Fiscal 2023	Fiscal 2022	Fiscal 2021
Net sales	$ 1,571,475	$ 1,411,528	$ 1,142,079
Cost of goods sold	575,890	522,673	435,861
Gross profit	$ 995,585	$ 888,855	$ 706,218
SG&A	820,705	692,004	573,636
Impairment of goodwill, intangible assets and equity method investments	113,611	—	—
Royalties and other operating income	19,713	21,923	32,921
Operating income	$ 80,982	$ 218,774	$ 165,503
Interest expense, net	6,036	3,049	944
Earnings before income taxes	$ 74,946	$ 215,725	$ 164,559
Income tax expense	14,243	49,990	33,238
Net earnings	$ 60,703	$ 165,735	$ 131,321
Net earnings per share:			
Basic	$ 3.89	$ 10.42	$ 7.90
Diluted	$ 3.82	$ 10.19	$ 7.78
Weighted average shares outstanding:			
Basic	15,590	15,902	16,631
Diluted	15,906	16,259	16,869
Dividends declared per share	$ 2.60	$ 2.20	$ 1.63

See accompanying notes.

OXFORD INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
($ in thousands)

	Fiscal 2023		Fiscal 2022		Fiscal 2021	
Net earnings	$	60,703	$	165,735	$	131,321
Other comprehensive income (loss), net of taxes:						
Net foreign currency translation adjustment		(911)		1,648		192
Comprehensive income	$	59,792	$	167,383	$	131,513

See accompanying notes.

OXFORD INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
($ in thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total
January 30, 2021	$ 16,889	$ 156,508	$ 235,995	$ (3,664)	$ 405,728
Net earnings and other comprehensive income	—	—	131,321	192	131,513
Shares issued under equity plans	41	1,411	—	—	1,452
Compensation expense for equity awards	—	8,186	—	—	8,186
Repurchase of shares	(125)	(2,949)	(8,268)	—	(11,342)
Cash dividends declared and paid	—	—	(27,873)	—	(27,873)
January 29, 2022	$ 16,805	$ 163,156	$ 331,175	$ (3,472)	$ 507,664
Net earnings and other comprehensive income (loss)	—	—	165,735	1,648	167,383
Shares issued under equity plans	26	1,573	—	—	1,599
Compensation expense for equity awards	—	10,577	—	—	10,577
Repurchase of shares	(1,057)	(3,131)	(90,651)	—	(94,839)
Cash dividends declared and paid	—	—	(36,114)	—	(36,114)
January 28, 2023	$ 15,774	$ 172,175	$ 370,145	$ (1,824)	$ 556,270
Net earnings and other comprehensive income (loss)	—	—	60,703	(911)	59,792
Shares issued under equity plans	144	1,767	—	—	1,911
Compensation expense for equity awards	—	14,473	—	—	14,473
Repurchase of shares	(289)	(9,848)	(19,856)	—	(29,993)
Cash dividends declared and paid	—	—	(41,539)	—	(41,539)
February 3, 2024	$ 15,629	$ 178,567	$ 369,453	$ (2,735)	$ 560,914

See accompanying notes.

OXFORD INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
($ in thousands)

	Fiscal 2023	Fiscal 2022	Fiscal 2021
Cash Flows From Operating Activities:			
Net earnings	$ 60,703	$ 165,735	$ 131,321
Adjustments to reconcile net earnings to cash flows from operating activities:			
Depreciation	49,323	41,503	39,062
Amortization of intangible assets	14,743	6,102	880
Impairment of goodwill, intangible assets and equity method investments	113,611	—	—
Impairment of property and equipment	584	1,430	1,656
Equity compensation expense	14,473	10,577	8,186
Gain on sale of investment in unconsolidated entity	—	—	(11,586)
Gain on sale of property and equipment	(1,756)	(600)	(2,669)
Amortization and write-off of deferred financing costs	569	344	344
Change in fair value of contingent consideration	—	—	1,188
Deferred income taxes	(23,890)	(1,867)	4,054
Changes in operating assets and liabilities, net of acquisitions and dispositions:			
Receivables, net	(14,994)	(1,966)	(15)
Inventories, net	62,507	(78,966)	5,378
Income tax receivable	(109)	288	(1,753)
Prepaid expenses and other current assets	(4,931)	(12,793)	(889)
Current liabilities	(28,069)	8,635	27,585
Other non-current assets, net	(25,220)	14,233	37,534
Other non-current liabilities	26,740	(27,045)	(42,270)
Cash provided by operating activities	$ 244,284	$ 125,610	$ 198,006
Cash Flows From Investing Activities:			
Acquisitions, net of cash acquired	(11,975)	(263,648)	—
Purchases of property and equipment	(74,098)	(46,668)	(31,894)
Purchases of short-term investments	—	(70,000)	(165,000)
Proceeds from short-term investments	—	234,852	—
Proceeds from the sale of property, plant and equipment	2,125	—	14,586
Other investing activities	(33)	(6,283)	736
Cash used in investing activities	$ (83,981)	$ (151,747)	$ (181,572)
Cash Flows From Financing Activities:			
Repayment of revolving credit arrangements	(477,350)	(145,894)	—
Proceeds from revolving credit arrangements	387,643	264,905	—
Deferred financing costs paid	(1,661)	—	—
Repurchase of common stock	(20,045)	(91,674)	(8,359)
Proceeds from issuance of common stock	1,911	1,599	1,452
Repurchase of equity awards for employee tax withholding liabilities	(9,941)	(3,166)	(2,983)
Cash dividends paid	(41,729)	(35,287)	(27,536)
Other financing activities	—	(2,010)	(749)
Cash used in financing activities	$ (161,172)	$ (11,527)	$ (38,175)
Net change in cash and cash equivalents	$ (869)	$ (37,664)	$ (21,741)
Effect of foreign currency translation on cash and cash equivalents	(353)	1,631	587
Cash and cash equivalents at the beginning of year	8,826	44,859	66,013
Cash and cash equivalents at the end of period	$ 7,604	$ 8,826	$ 44,859

See accompanying notes.

OXFORD INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 3, 2024

Note 1. Business and Summary of Significant Accounting Policies

Description of Business

We are a leading branded apparel company that designs, sources, markets and distributes products bearing the trademarks of our Tommy Bahama®, Lilly Pulitzer®, Johnny Was®, Southern Tide®, The Beaufort Bonnet Company®, Duck Head® and Jack Rogers® lifestyle brands. We distribute our products through our direct to consumer channels, consisting of our brand specific full-price retail stores, e-commerce websites and outlet stores, and our wholesale distribution channel, which includes sales to various specialty stores, Signature Stores, better department stores, multi-branded e-commerce websites and other retailers. Additionally, we operate Tommy Bahama food and beverage locations, including Marlin Bars and full-service restaurants, generally adjacent to a Tommy Bahama full-price retail store.

On September 19, 2022, we acquired the Johnny Was lifestyle apparel brand and its related assets and operations, which is discussed in further detail in Note 4. Also, in Fiscal 2021, we exited our Lanier Apparel business, as discussed in Note 12. Additionally, refer to Note 2 for certain financial information about the Johnny Was and Lanier Apparel operating groups.

Recent Macroeconomic Conditions

The COVID-19 pandemic had a significant effect on overall economic conditions and our operations in recent years and accelerated or exacerbated many of the challenges in the industry. Exceptionally strong consumer demand, along with the strength of our brands, resulted in record earnings for us during both Fiscal 2021 and Fiscal 2022. The strong earnings in recent periods are despite certain challenges in the retail apparel market, including labor shortages, supply chain disruptions and product and operating cost increases in Fiscal 2021 and Fiscal 2022. We, as well as others in our industry, have increased prices to attempt to offset inflationary pressures.

Further, negative economic conditions often have a longer and more severe impact on the apparel industry than on other industries due, in part, to apparel purchases often being more of a discretionary purchase. The current macroenvironment, with heightened concerns about inflation, a global economic recession, geopolitical issues, the stability of the U.S. banking system, the availability and cost of credit and elevated interest rates for prolonged periods, is creating a complex and challenging retail environment, which impacted our businesses during Fiscal 2023 and continues to affect our operations. As a result of the macroeconomic environment, we saw reduced conversion rates in our direct to consumer operations and a year-over-year decline in net earnings and operating income. There remains significant uncertainty in the macroeconomic environment, and the impact of these and other factors could have a major effect on our businesses.

Fiscal Year

We operate and report on a 52/53-week fiscal year. Our fiscal year ends on the Saturday closest to January 31 and is designated by the calendar year in which the fiscal year commences. As used in our consolidated financial statements, the terms Fiscal 2021, Fiscal 2022, Fiscal 2023 and Fiscal 2024 reflect the 52 weeks ended January 29, 2022; 52 weeks ended January 28, 2023; 53 weeks ended February 3, 2024; and 52 weeks ending February 1, 2025, respectively.

Principles of Consolidation

Our consolidated financial statements include the accounts of Oxford Industries, Inc. and any other entities in which we have a controlling financial interest, including our wholly-owned domestic and foreign subsidiaries, or variable interest entities for which we are the primary beneficiary, if any. Generally, we consolidate businesses in which we have a controlling financial interest which may be evidenced through ownership of a majority voting interest or other rights which might indicate that we are the primary beneficiary of the entity. The primary beneficiary has both the power to direct the activities of the entity that most significantly impact the entity's economic performance and the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. All significant intercompany accounts and transactions are eliminated in consolidation.

Business Combinations

From time-to-time, we make strategic acquisitions that may have a material effect on our consolidated results of operations and financial position. The measurement principle for the assets acquired and the liabilities assumed in a business combination is at estimated fair value as of the acquisition date, with certain exceptions.

At acquisition, we use estimates that can be complex and require significant judgments to record the fair value of purchased intangible assets, which primarily consist of trademarks, as well as customer relationships and reacquired rights. The fair values and useful lives of these intangible assets are estimated based on our assessment as well as independent third party appraisals in some cases. The cost of each acquired business is allocated to the individual tangible and intangible assets acquired and liabilities assumed or incurred as a result of an acquisition based on their estimated fair values pursuant to the acquisition method of accounting. Additionally, at acquisition we must determine whether the intangible asset has an indefinite or finite life and account for it accordingly.

Goodwill is recognized as the amount by which the cost to acquire a business exceeds the fair value of identified tangible and intangible assets acquired, net of assumed liabilities. Thus, the amount of goodwill recognized in connection with a business combination depends on the fair values assigned to the individual assets acquired and liabilities assumed in a business combination. Goodwill is allocated to the respective reporting unit at the time of acquisition. As of February 3, 2024, substantially all goodwill included in our consolidated balance sheet is deductible for income tax purposes.

At acquisition, as well as any subsequent impairment tests, assumptions and estimates about various items with significant uncertainty are required to determine the fair value of intangible assets and goodwill. When determining the fair value of intangible assets, including trademarks, customer relationships and other items, significant assumptions may include our planned use of the asset as well as estimates of net sales, royalty income, operating income, growth rates, royalty rates for the trademarks, a risk-adjusted, market-based cost of capital for the discount rates, income tax rates, anticipated cash flows and probabilities of cash flows, among other factors. Our fair value assessment may also consider any comparable market transactions. The use of different assumptions related to these uncertain factors at acquisition could result in a material change to the amounts of intangible assets and goodwill initially recorded at acquisition, which could result in a material impact on our consolidated financial statements. Additionally, the definition of fair value of inventories acquired as part of a business combination generally will equal the expected sales price less certain costs associated with selling the inventory, which may exceed the actual cost of the acquired inventories, resulting in an inventory step-up to fair value at acquisition, which would be recognized in our consolidated statements of operations as the acquired inventory is sold.

Our estimates of the purchase price allocation of a business combination may be revised during a measurement period as necessary when, and if, information becomes available to revise the fair values of the assets acquired and the liabilities assumed. Actual fair values ultimately assigned to the acquired assets and liabilities when final information is available may materially differ from our preliminary estimates during the measurement period. The allocation period may not exceed one year from the date of the acquisition. Should information become available after the allocation period indicating that an adjustment to the purchase price allocation is appropriate, that adjustment will be included in our consolidated statements of operations. The results of operations of acquired businesses are included in our consolidated statements of operations from the respective dates of the acquisitions. Transaction costs related to business combinations are included in SG&A in our consolidated statements of operations as incurred.

Refer to Note 4 for information related to the Fiscal 2022 acquisition of Johnny Was and the Fiscal 2023 acquisitions, including disclosures about the allocation of the preliminary purchase price to the estimated fair values of the acquired assets and liabilities.

Revenue Recognition and Receivables

Our revenue consists of direct to consumer sales, including our retail store, e-commerce and food and beverage operations, and wholesale sales, as well as royalty income, which is included in royalties and other income in our consolidated statements of operations. Revenue is recognized at an amount that reflects the consideration expected to be received for those goods and services pursuant to a five-step approach: (1) identify the contracts with the customer; (2) identify the separate performance obligations in the contracts; (3) determine the transaction price; (4) allocate the transaction price to separate performance obligations; and (5) recognize revenue when, or as, each performance obligation is satisfied. The table below quantifies the amount of net sales by distribution channel (in thousands) for each period presented.

	Fiscal 2023	Fiscal 2022	Fiscal 2021
Retail	$ 605,486	$ 552,696	$ 443,015
E-commerce	538,224	465,446	369,300
Food & Beverage	115,766	109,225	96,244
Wholesale	311,910	281,938	231,536
Other	89	2,223	1,984
Net sales	$ 1,571,475	$ 1,411,528	$ 1,142,079

We recognize revenue when performance obligations under the terms of the contracts with our customers are satisfied, which generally occurs when we deliver our products to our direct to consumer and wholesale customers. Control of the product is generally transferred upon providing the product to consumers in our bricks and mortar retail stores and food and beverage locations, upon physical delivery of the products to consumers in our e-commerce operations and upon shipment from our distribution center to customers in our wholesale operations. Once control is transferred to the customer, we have completed our performance obligations related to the contract and have an unconditional right to consideration for the products sold as outlined in the contract. Our receivables resulting from contracts with customers in our direct to consumer operations are generally collected within a few days, upon settlement of the credit card transaction, while our receivables resulting from contracts with our customers in our wholesale operations are generally due within one quarter, in accordance with established credit terms. All of our performance obligations under the terms of our contracts with customers in our direct to consumer and wholesale operations have an expected original duration of one year or less. We only recognize revenue to the extent that it is probable that we will not have a significant reversal of revenue in a future period. Our revenue, including any freight income, is recognized net of applicable taxes in our consolidated statements of operations.

In our direct to consumer operations, consumers have certain rights to return product within a specified period and are eligible for certain point of sale discounts; thus retail store, e-commerce and food and beverage revenues are recorded net of estimated returns and discounts, as applicable. The sales return allowance is based on historical direct to consumer return rates and current trends and is recognized on a gross basis as a return liability for the amount of sales estimated to be returned and a return asset for the right to recover the product estimated to be returned by the customer. The value of inventory associated with a right to recover the goods returned in our direct to consumer operations is included in prepaid expenses and other current assets in our consolidated balance sheets. The changes in the return liability are recognized in net sales and the changes in the return asset are recognized in cost of goods sold in our consolidated statements of operations. An estimated sales return liability of $13 million and $12 million for expected direct to consumer returns is classified in accrued expenses and other liabilities in our consolidated balance sheet as of February 3, 2024 and January 28, 2023, respectively.

In the ordinary course of our wholesale operations, we offer discounts, allowances and cooperative advertising support to some of our wholesale customers for certain products. Some of these arrangements are written agreements, while others may be implied by customary practices or expectations in the industry. As certain allowances, other deductions and returns are not finalized until the end of a season, program or other event which may not have occurred yet, we estimate such discounts, allowances and returns on an ongoing basis to estimate the consideration from the customer that we expect to ultimately receive. Significant considerations in determining our estimates for discounts, allowances, operational chargebacks and returns for wholesale customers may include historical and current trends, agreements with customers, projected seasonal or program results, an evaluation of current economic conditions, specific program or product expectations and retailer performance. We record the discounts, returns, allowances and operational chargebacks as a reduction to net sales in our consolidated statements of operations and as a reduction to receivables, net in our consolidated balance sheets, with the estimated value of inventory expected to be returned in prepaid expenses and other current assets in our consolidated balance sheets. As of February 3, 2024 and January 28, 2023, reserve balances recorded as a reduction to wholesale receivables related to these items were $3 million and $4 million, respectively.

We extend credit to certain wholesale customers based on an evaluation of the customer's financial capacity and condition, usually without requiring collateral. In circumstances where we become aware of a specific wholesale customer's inability to meet its financial obligations, a specific provision for credit losses is taken as a reduction to accounts receivable to reduce the net recognized receivable to the amount reasonably expected to be collected. Such amounts are ultimately written off at the time that the amounts are not considered collectible. For our wholesale customer receivable amounts not specifically provided for, we recognize estimated provisions for credit losses, using the current expected loss model based on our historical collection experience, the financial condition of our customers, an evaluation of current economic conditions, anticipated trends and the risk characteristics of the receivables. Provisions for credit loss expense, which is included in SG&A in our consolidated statements of operations, for Fiscal 2023, Fiscal 2022 and Fiscal 2021 were a credit of less than $1 million, a credit of less than $1 million and a credit of $1 million, respectively, while write-offs of credit losses for Fiscal 2023, Fiscal 2022 and Fiscal 2021 were less than $1 million, less than $1 million and less than $1 million, respectively. As of both February 3, 2024 and January 28, 2023, receivables, net in our consolidated balance sheet included a provision for credit losses related to trade receivables of $1 million.

In addition to trade receivables, tenant allowances due from landlord of $6 million and $2 million are included in receivables, net in our consolidated balance sheet, as of February 3, 2024 and January 28, 2023, respectively. Substantially all other amounts recognized in receivables, net represent trade receivables related to contracts with customers, including receivables from wholesale customers, credit card receivables related to our direct to consumer operations, and receivables from licensing partners. As of both February 3, 2024 and January 28, 2023, prepaid expenses and other current assets included $4 million representing the estimated value of inventory for expected direct to consumer and wholesale sales returns in the aggregate. We did not have any significant contract assets related to contracts with customers, other than trade receivables and the value of inventory associated with expected sales returns, as of February 3, 2024 and January 28, 2023.

In addition to our estimated expected return amounts, contract liabilities related to contracts with our customers include gift cards and merchandise credits issued by us as well as unredeemed loyalty program award points. Gift cards and merchandise credits issued by us are redeemable on demand by the holder, do not have an expiration date and do not incur administrative fees. Historically, substantially all gift cards and merchandise credits are redeemed within one year of issuance. Gift cards and merchandise credits are recorded as a liability until our performance obligation is satisfied, which occurs when redeemed by the consumer, at which point revenue is recognized. However, we recognize estimated breakage income for certain gift cards and merchandise credits using the redemption recognition method, subject to applicable laws in certain states. Contract liabilities for gift cards purchased by consumers and merchandise credits received by customers but not yet redeemed, less any breakage income recognized to date, is included in accrued expenses and other liabilities in our consolidated balance sheets and totaled $20 million and $19 million as of February 3, 2024 and January 28, 2023, respectively. Gift card breakage income, which is included in net sales in our consolidated statements of operations, was $1 million in each of Fiscal 2023, Fiscal 2022 and Fiscal 2021.

In Fiscal 2021, each of our brands in our Emerging Brands operating group initiated brand specific loyalty award programs. These programs allow consumers to earn loyalty points associated with the brand. Lilly Pulitzer initiated also initiated a program in Fiscal 2023. These programs are primarily spend-based loyalty programs, with varying terms and conditions for each respective brand's program. The consumer earns points which, depending on the program, allows the consumer to (1) achieve a specified status with the brand, which provides the consumer with benefits, such as early access to events, free shipping or other benefits, for a specified period, and/or (2) earn a monetary reward by accumulating loyalty points that can be redeemed in association with future purchases from the brand. As loyalty points are earned, we defer revenue, based on the estimated fair value of the loyalty points, with a corresponding liability in accrued expenses and other liabilities in our consolidated balance sheets. The loyalty points liability is generally recognized as revenue when the loyalty points are redeemed or expire. Deferred revenue associated with the loyalty programs totaled $3 million and $1 million as of February 3, 2024 and January 28, 2023, respectively.

Royalties from the license of our owned brands are recognized over the time that licensees are provided access to utilize our trademarks (i.e. symbolic intellectual property) and benefit from such access through their sales of licensed products. Payments are generally due quarterly, and depending on time of receipt, may be recorded as a liability until recognized as revenue. Royalty income is based upon the contractually guaranteed minimum royalty obligations and adjusted as sales data, or estimates thereof, received from licensees reflects that the related royalties based on a percentage of the licensee's sales exceed the contractually determined minimum royalty amount. Royalty income, which is included in royalties and other operating income in our consolidated statements of operations, were $19 million, $22 million and $18 million during Fiscal 2023, Fiscal 2022 and Fiscal 2021, respectively.

Cost of Goods Sold

We include in cost of goods sold (1) the cost paid to the suppliers for the acquired product, (2) sourcing, procurement and other costs incurred prior to or in association with the receipt of finished goods at our distribution facilities, and (3) freight from our distribution facilities to our own retail stores, e-commerce consumers and wholesale customers. The costs prior to receipt at our distribution facilities include inbound freight charges, duties and other import costs, brokers' fees, consolidators' fees, insurance, direct labor, and depreciation expense associated with our sourcing operations. We generally classify amounts billed to customers for freight in net sales and classify freight costs for shipments to customers in cost of goods sold in our consolidated statements of operations.

Our gross profit and gross margin may not be directly comparable to those of our competitors, as statement of operations classifications of certain expenses may vary by company.

SG&A

We include in SG&A costs incurred subsequent to the receipt of finished goods at our distribution facilities, such as the cost of inspection, stocking, warehousing, picking and packing, and costs associated with the operations of our e-commerce sites, retail stores, food and beverage locations and concessions, such as labor, lease commitments and other occupancy costs, direct to consumer location pre-opening costs (including rent, marketing, store set-up costs and training expenses), depreciation and other amounts. SG&A also includes product design costs, selling costs, royalty expense, provision for credit losses, advertising, promotion and marketing expenses, professional fees, supplies, travel, other general and administrative expenses, our corporate overhead costs and amortization of intangible assets.

Distribution network costs, including costs associated with preparing goods to ship to customers and our costs to operate our distribution facilities, are included as a component of SG&A. We consider distribution network costs to be the costs associated with operating our distribution centers, as well as the costs paid to third parties who perform those services for us. In Fiscal 2023, Fiscal 2022 and Fiscal 2021, distribution network costs included in SG&A totaled $40 million, $36 million and $28 million, respectively.

All costs associated with advertising, promotion and marketing of our products are expensed in SG&A during the period when the advertisement is first shown. Costs associated with cooperative advertising programs under which we agree to make general contributions to our wholesale customers' advertising and promotional funds are generally recorded as a reduction to net sales. Advertising, promotion and marketing expenses, excluding employment costs for our advertising and marketing employees, for Fiscal 2023, Fiscal 2022 and Fiscal 2021 were $105 million, $82 million and

$60 million, respectively. Prepaid advertising, promotion and marketing expenses included in prepaid expenses and other current assets in our consolidated balance sheets as of February 3, 2024 and January 28, 2023 were $5 million and $6 million, respectively.

Royalty expense related to our license of third party brands, which are generally based on the greater of a percentage of our actual net sales for the licensed product or a contractually determined minimum royalty amount, are recorded based upon any guaranteed minimum levels and adjusted based on our net sales of the licensed products, as appropriate. Royalty expenses recognized as SG&A in Fiscal 2023, Fiscal 2022 and Fiscal 2021 were $6 million, $4 million and $6 million, respectively. As of February 3, 2024, we do not have any royalty agreements with material guaranteed minimum royalty amounts for future periods as future royalty amounts are generally dependent on our future sales of the specified licensed products.

Cash and Cash Equivalents

We consider cash equivalents to be investments with original maturities of three months or less for purposes of our consolidated statements of cash flows. As of February 3, 2024 and January 28, 2023, we did not have any cash and cash equivalents in money market fund investments.

Supplemental Cash Flow Information

During Fiscal 2023, Fiscal 2022 and Fiscal 2021, cash paid for income taxes was $39 million, $56 million and $34 million, respectively. During Fiscal 2023, Fiscal 2022 and Fiscal 2021, cash paid for interest, net of interest income was $6 million, $3 million and $1 million, respectively. Non-cash investing activities included capital expenditures incurred but not yet paid at period end, which were included in accounts payable in our consolidated balances sheets, of $2 million, $3 million and $3 million as of Fiscal 2023, Fiscal 2022 and Fiscal 2021, respectively. Additionally, during Fiscal 2023, Fiscal 2022 and Fiscal 2021, we recorded a non-cash net increase in operating lease assets and corresponding operating lease liability amounts of $83 million, $47 million and $18 million, respectively, related to the net impact of new, modified and terminated operating lease amounts, excluding any operating lease amounts recognized in the opening balance sheet of an acquired business.

Inventories, net

Substantially all of our inventories are finished goods inventories of apparel, accessories and other related products. Inventories are valued at the lower of cost or market.

For operating group reporting, inventory is carried at the lower of FIFO cost or market. We evaluate the composition of our inventories for identification of distressed inventory at least quarterly. In performing this evaluation, we consider slow-turning products, an indication of lack of consumer acceptance of particular products, prior-seasons' fashion products, broken assortments, discontinued products and current levels of replenishment program products as compared to expected sales. We estimate the amount of goods that we will not be able to sell in the normal course of business and write down the value of these goods as necessary based on various assumptions about the amounts we ultimately expect to realize for the inventories. Also, we provide an allowance for shrinkage, as appropriate, for the period between the last physical inventory count and each balance sheet date.

For consolidated financial reporting, as of February 3, 2024 and January 28, 2023, $146 million, or 92%, and $204 million, or 93%, respectively, of our inventories were valued at the lower of LIFO cost or market after deducting our LIFO accounting reserve. The remaining $13 million and $16 million of our inventories were valued at the lower of FIFO cost or market as of February 3, 2024 and January 28, 2023, respectively. Generally, for consolidated financial reporting, inventories of our domestic operations are valued at the lower of LIFO cost or market, and our inventories of our international operations are valued at the lower of FIFO cost or market. Our LIFO reserves are based on the estimated Producer Price Index as published by the United States Department of Labor. We write down inventories valued at the lower of LIFO cost or market when LIFO cost exceeds market value. We deem LIFO accounting adjustments to not only include changes in the LIFO reserve, but also includes changes in markdown reserves. As our LIFO inventory pool does not correspond to our operating group definitions, LIFO inventory accounting adjustments are not allocated to our operating groups. Thus, the impact of accounting for inventories on the LIFO method is reflected in Corporate and Other for operating group reporting purposes included in Note 2.

There was a $2 million LIFO inventory layer liquidation in Fiscal 2023. There were no material LIFO inventory layer liquidations in Fiscal 2022 or Fiscal 2021. As of February 3, 2024 and January 28, 2023, the LIFO reserve included in our consolidated balance sheet was $83 million and $76 million, respectively.

Property and Equipment, net

Property and equipment, including leasehold improvements that are reimbursed by landlords as a tenant improvement allowance and assets under capital leases, if any, is carried at cost less accumulated depreciation. Additions are capitalized while repair and maintenance costs are charged to our consolidated statements of operations as incurred. Depreciation is calculated using both straight-line and accelerated methods generally over the estimated useful lives of the assets as follows:

Leasehold improvements	Lesser of remaining life of the asset or lease term
Furniture, fixtures, equipment and technology	2 – 15 years
Buildings and improvements	7 – 40 years

Property and equipment is reviewed periodically for impairment if events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable, as discussed in Impairment of Long-Lived Assets, other than Goodwill and Intangible Assets with Indefinite Lives below.

Substantially all of our depreciation expense is included in SG&A in our consolidated statements of operations. Cost of goods sold includes the depreciation associated with our sourcing operations.

Goodwill and Intangible Assets

We test goodwill for impairment at the reporting unit level annually on the first day of the fourth quarter and more often if an event occurs or circumstances change that indicate the fair value of a reporting unit is below its carrying amount. We have the option to first assess qualitative factors to determine whether it is more likely than not that goodwill is impaired to determine whether it is necessary to perform the quantitative impairment test. We also have the option to bypass the qualitative assessment entirely for any reporting unit in any period and proceed directly to performing the quantitative impairment test. For each impairment test of goodwill in Fiscal 2023, Fiscal 2022 and Fiscal 2021, we bypassed the qualitative test option and instead performed a quantitative test.

When applying the quantitative assessment, we determine the fair value of our reporting units based on an income approach, or in some cases a combination of an income approach and market approach. The income approach calculates a value based upon the present value of estimated future cash flows, while the market approach uses earnings multiples of similarly situated guideline public companies. Determining the fair value of a reporting unit involves judgment and the use of significant estimates and assumptions, which include assumptions regarding the revenue growth rates and operating margins used to calculate estimated future cash flows, risk-adjusted discount rates and future economic and market conditions. If an annual or interim analysis indicates an impairment of goodwill, the amount of the impairment is recognized in our consolidated financial statements based on the amount that the carrying value exceeds the estimated fair value of the reporting unit.

As of October 29, 2023, our reporting units consisted of the following: Tommy Bahama; Lilly Pulitzer; Johnny Was; Southern Tide; TBBC; Duck Head; and Oxford of Lyons. As of October 29, 2023, we performed a quantitative assessment of impairment for the Lilly Pulitzer, Johnny Was, Southern Tide and TBBC reporting units. Our other reporting units do not have goodwill. We determined on the basis of the quantitative assessments of our Lilly Pulitzer, Southern Tide and TBBC reporting units that the fair value of each reporting unit was greater than its respective carrying amount, indicating no impairment. Based on the quantitative assessment of our Johnny Was reporting unit, we recognized an impairment charge of $99 million in the Fourth Quarter of Fiscal 2023 which was recorded within impairment of goodwill, intangible assets and equity method investments in our Consolidated Statements of Operations. See "Note 5—Intangible Assets and Goodwill" for further discussion.

Intangible assets with indefinite lives, which primarily consist of trademarks, are not amortized but instead evaluated for impairment annually or more frequently if events or circumstances indicate that the intangible asset might be impaired. This analysis is dependent upon a number of uncertain factors described below and is typically performed in conjunction with the goodwill impairment analysis discussed above and is similar to the analysis performed at acquisition.

The fair value of our trademarks is principally determined by the "relief from royalty" approach that assumes the trademarks have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. This method includes assumptions regarding revenue growth rates, royalty rates, risk-adjusted discount rates and future economic and market conditions. If an annual or interim analysis indicates an impairment of an intangible asset with an indefinite useful life, the amount of the impairment is recognized in our consolidated financial statements based on the amount that the carrying value exceeds the estimated fair value of the asset for an intangible asset with an indefinite life or the reporting unit for goodwill.

Based on the quantitative assessment of our Johnny Was related intangible assets with an indefinite life, we recognized noncash impairment charges of $12 million in the Fourth Quarter of Fiscal 2023 which was recorded within impairment of goodwill, intangible assets and equity method investments in our Consolidated Statements of Operations. See "Note 5—Intangible Assets and Goodwill" for further discussion. For all other intangible assets with an indefinite life, we determined on the basis of the quantitative assessments that the fair value of each intangible asset with an indefinite life was greater than its respective carrying amount, indicating no impairment.

The estimated fair values used in the impairment assessments of goodwill and intangible assets with an indefinite life were considered nonrecurring Level 3 measurements of the valuation hierarchy.

Intangible assets with finite lives primarily consist of customer relationships, certain trademarks and reacquired rights. These assets are amortized over the estimated useful life of the asset using a method of amortization that reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise realized or the straight line method. Certain of our intangible assets with finite lives may be amortized over periods of up to 20 years. The determination of an appropriate useful life for amortization considers our plans for the intangible assets, the remaining contractual period of the reacquired right, and factors that may be outside of our control, including expected customer attrition. Amortization of intangible assets is included in SG&A in our consolidated statements of operations. Intangible assets with finite lives are reviewed periodically for impairment if events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable, as discussed below under Impairment of Long-Lived Assets, other than Goodwill and Intangible Assets with Indefinite Lives. Any costs associated with extending or renewing recognized intangible assets are generally expensed as incurred.

Prepaid Expenses and Other Non-Current Assets, net

Amounts included in prepaid expenses and other current assets primarily consist of prepaid operating expenses, including subscriptions, maintenance and other services contracts, advertising, insurance, samples and direct to consumer supplies as well as the estimated value of inventory for anticipated direct to consumer and wholesale sales returns. Other non-current assets primarily consist of assets set aside for potential liabilities related to our deferred compensation plan, equity investments in unconsolidated entities, assets related to certain investments in officers' life insurance policies, deposits and amounts placed into escrow accounts, deferred financing costs and non-current deferred tax assets.

Officers' life insurance policies that are owned by us, which are included in other non-current assets, net, are recorded at their cash surrender value, less any outstanding loans associated with the life insurance policies that are payable to the life insurance company with which the policy is outstanding. As of both February 3, 2024 and January 28, 2023, officers' life insurance policies, net, recorded in our consolidated balance sheets totaled $4 million.

Deferred financing costs for our revolving credit agreement are included in other non-current assets, net in our consolidated financial statements. Deferred financing costs are amortized on a straight-line basis, which approximates the effective interest method over the term of the related debt. Amortization of deferred financing costs is included in interest expense in our consolidated statements of operations. In March of 2023, we capitalized debt issuance costs of $2 million in connection with commitments upon entering into the U.S. Revolving Credit Agreement. Unamortized deferred financing costs included in other non-current assets, net totaled $2 million as of February 3, 2024 and $1 million as of January 28, 2023.

Deferred Compensation

We have a non-qualified deferred compensation plan offered to a select group of highly compensated employees and our non-employee directors. The plan provides participants with the opportunity to defer a portion of their cash compensation in a given plan year, of which a percentage may be matched by us in accordance with the terms of the plan. We make contributions to rabbi trusts or other investments to provide a source of funds for satisfying these deferred compensation liabilities. Investments held for our deferred compensation plan consist of insurance contracts and are recorded based on valuations which generally incorporate unobservable factors. Realized and unrealized gains and losses on the deferred compensation plan investments are recorded in SG&A in our consolidated statements of operations and substantially offset the changes in deferred compensation liabilities to participants resulting from changes in market values. These securities approximate the participant-directed investment selections underlying the deferred compensation liabilities.

The total value of the assets set aside for potential deferred compensation liabilities as of February 3, 2024 and January 28, 2023 was $17 million and $16 million, respectively. Substantially all of these amounts are held in a rabbi trust and included in other non-current assets, net in our consolidated balance sheet. Substantially all the assets set aside for potential deferred compensation liabilities are life insurance policies recorded at their cash surrender value, less any outstanding loans associated with the life insurance policies that are payable to the life insurance company with which the policy is outstanding. The liabilities associated with the non-qualified deferred compensation plan are included in other non-current liabilities in our consolidated balance sheets and totaled $18 million and $15 million at February 3, 2024 and January 28, 2023, respectively.

Equity Investments in Unconsolidated Entities

We account for equity investments in which we do not directly or indirectly hold a controlling interest using the equity method of accounting. Generally, we determine that we exercise significant influence over a corporation or a limited liability company when we own 20% or more or 3% or more, respectively, of the voting interests, unless the facts and circumstances of that investment indicate that we do not have the ability to exhibit significant influence. Under the equity method of accounting, original investments are recorded at cost, and are subsequently adjusted for our contributions to, distributions from and share of income or losses of the entity. We account for equity investments in which we do not control or exercise significant influence using the fair value method of accounting unless there is not a readily determinable fair value for the equity investment. If there is no readily determinable fair value for such equity investment, we account for the equity investment using the alternative measurement method of cost adjusted for impairment and any identified observable price changes of the investment.

Equity investments accounted for using the equity method of accounting, fair value method of accounting, or alternative measurement method are included in other non-current assets in our consolidated balance sheets, while the income or loss related to such investments is included in royalties and other operating income in our consolidated statements of operations. Income or loss related to investments in smaller lifestyle brands are included within Emerging Brands, while income or loss related to investments in entities that are not lifestyle brands are included within Corporate and Other, including the income or loss from the Tommy Bahama Miramonte Resort & Spa. We made no equity investments during Fiscal 2023. During Fiscal 2022, we paid $8 million for an investment in the Tommy Bahama Miramonte Resort & Spa accounted for using the equity method of accounting. The investment made in Fiscal 2022 is included in other investing activities in our consolidated statements of cash flows.

As of February 3, 2024 and January 28, 2023, our consolidated balance sheet included equity investments accounted for using the equity method of accounting, fair value and alternative measurement method totaling, in the aggregate, $7 million and $11 million, respectively. The primary drivers of the decrease were (1) a $2 million noncash impairment of an equity method investment in a smaller lifestyle apparel brand in Fiscal 2023 and (2) a $2 million loss recognized related to the Tommy Bahama Miramonte Resort & Spa. The impairment in the equity method investment resulted from the investee's forecast of future losses and was recorded within impairment of goodwill, intangible assets and equity method investments in our Consolidated Statements of Operations. The equity investments in unconsolidated entities included in our consolidated balance sheet represents substantially all our exposure or loss related to these investments, as there are no meaningful obligations to fund additional amounts or losses related to these investments. Our primary equity method investment is our minority ownership interest in a property in Indian Wells, California that operates as the Tommy Bahama Miramonte Resort & Spa that opened during Fiscal 2023. During Fiscal 2023, Fiscal 2022 and Fiscal 2021 we recognized amounts related to equity method investments in royalties and other income of a loss of $2 million, loss of $1 million and income of $12 million, respectively. The income in Fiscal 2021 was related to our minority ownership interests in an unconsolidated entity that was redeemed upon that entity consummating a change in control transaction, resulting in proceeds to us of $15 million and a gain on sale of $12 million.

Impairment of Long-Lived Assets, other than Goodwill and Intangible Assets with Indefinite Lives

We assess our long-lived assets other than goodwill and intangible assets with indefinite lives for impairment whenever events indicate that the carrying amount of the asset or asset group may not be fully recoverable. This recoverability and impairment assessment is performed for a specific asset or asset group and includes any property and equipment, operating lease assets, intangible assets with finite lives and other non-current assets included in the asset group. Events that would typically result in such an assessment would include a change in the estimated useful life of the assets, including a change in our plans of the anticipated period of operating a leased direct to consumer location, the decision to vacate a leased space before lease expiration, the abandonment of an asset or other factors. These events may also result in a change in the determination of the assets included in an asset group for impairment testing. To analyze recoverability, we consider undiscounted net future cash flows over the remaining life of the asset or asset group. If the amounts are determined to not be recoverable an impairment is recognized resulting in the write-down of the asset or asset group and a corresponding charge to our consolidated statements of operations. Impairment losses are measured based on the difference between the carrying amount and the estimated fair value of the assets. For any assets impaired during Fiscal 2023, Fiscal 2022 and Fiscal 2021, there was no significant fair value at the date of impairment testing.

During Fiscal 2023, Fiscal 2022 and Fiscal 2021, we recognized $1 million, $1 million and $2 million, respectively, of property and equipment impairment charges, which were primarily included in SG&A.

During Fiscal 2023 and Fiscal 2022, we did not recognize any operating lease asset impairment charges. During Fiscal 2021, we recognized $5 million of operating lease asset impairment charges, which were primarily included in SG&A. During Fiscal 2021, these charges primarily related to our Tommy Bahama New York office and showroom lease, which was vacated in Fiscal 2021 and provides the landlord the ongoing right to terminate the lease.

No impairment of intangible assets with finite lives was recognized during Fiscal 2023, Fiscal 2022, or Fiscal 2021.

Accounts Payable, Accrued Compensation and Accrued Expenses and Other Liabilities

Liabilities for accounts payable, accrued compensation and accrued expenses and other liabilities are carried at cost, which approximates the fair value of the consideration expected to be paid in the future for goods and services received, whether or not billed to us as of the balance sheet date. Accruals for medical insurance and workers' compensation, which are included in accrued expenses and other liabilities in our consolidated balance sheets, include estimated settlements for known claims, as well as accruals for estimates of incurred but not reported claims based on our claims experience and statistical trends.

Legal and Other Contingencies

We are subject to certain litigation, claims and assessments in the ordinary course of business. The claims and assessments may relate, among other things, to disputes about trademarks and other intellectual property, employee relations matters, real estate, licensing arrangements, importing or exporting regulations, product safety requirements, taxation or other topics. For those matters where it is probable that we have incurred a loss and the loss, or range of loss, can be reasonably estimated, we have recorded reserves in accrued expenses and other liabilities or other non-current liabilities in our consolidated financial statements for the estimated loss and related expenses, such as legal fees. In other instances, because of the uncertainties related to both the probable outcome or amount or range of loss, we are unable to make a reasonable estimate of a liability, if any, and therefore have not recorded a reserve. As additional information becomes available or as circumstances change, we adjust our assessment and estimates of such liabilities accordingly. Additionally, for any potential gain contingencies, we do not recognize the gain until the period that all contingencies have been resolved and the amounts are realizable. We believe the outcome of outstanding or pending matters, individually and in the aggregate, will not have a material impact on our consolidated financial statements, based on information currently available.

In connection with acquisitions, we may enter into contingent consideration arrangements, which provide for the payment of additional purchase price consideration to the sellers if certain performance criteria are achieved during a specified period. We recognize the fair value of the contingent consideration based on its estimated fair value at the date of acquisition. Such valuation requires assumptions regarding anticipated cash flows, probabilities of cash flows, discount rates and other factors. Each of these assumptions may involve a significant amount of uncertainty. Subsequent to the date of acquisition, we periodically adjust the liability for the contingent consideration to reflect the fair value of the contingent consideration by reassessing our valuation assumptions as of that date. A change in assumptions related to contingent consideration amounts could have a material impact on our consolidated financial statements. Any change in the fair value of the contingent consideration is recognized in SG&A in our consolidated statements of operations.

A change in the fair value of contingent consideration of $1 million associated with the 2017 acquisition of TBBC was recognized in our consolidated statements of operations in Fiscal 2021. As of February 3, 2024, and January 28, 2023, no contingent consideration related to the TBBC acquisition was recognized as a liability in our consolidated balance sheet. In the aggregate, $4 million was earned by the sellers pursuant to the four year contingent consideration arrangement, which ended on January 29, 2022, with the final payment of $2 million paid in Fiscal 2022. One of the sellers of TBBC is an employee and continues to manage the operations of TBBC.

Other Non-current Liabilities

Amounts included in other non-current liabilities primarily consist of deferred compensation amounts and amounts related to uncertain tax positions.

Leases

In the ordinary course of business, we enter into real estate lease agreements for our direct to consumer locations, which include both retail and food and beverage locations, office and warehouse/distribution space, as well as leases for certain equipment. Our real estate leases have varying terms and expirations and may have provisions to extend, renew or terminate the lease agreement at our discretion, among other provisions. Our real estate lease terms are typically for a period of ten years or less and typically require monthly rent payments with specified rent escalations during the lease term. Our real estate leases usually provide for payments of our pro rata share of real estate taxes, insurance and other operating expenses applicable to the property, and certain of our leases require payment of sales taxes on rental payments. Also, our direct to consumer location leases often provide for contingent rent payments based on sales if certain sales thresholds are achieved. For many of our real estate lease agreements, we obtain lease incentives from the landlord for tenant improvement or other allowances. Our lease agreements do not include any material residual value guarantees or material restrictive financial covenants. Substantially all of our leases are classified as long-term operating leases.

For our leases, we recognize operating lease liabilities equal to our obligation to make lease payments arising from the leases on a discounted basis and operating lease assets which represent our right to use, or control the use of, a specified asset for a lease term. Operating lease liabilities, which are included in current portion of operating lease liabilities and non-current portion of operating lease liabilities in our consolidated balance sheets, are recognized at the lease commencement date based on the present value of lease payments over the lease term. The significant judgments in calculating the present value of lease obligations include determining the lease term and lease payment amounts, which are dependent upon our assessment of the likelihood of exercising any renewal or termination options that are at our discretion, as well as the discount rate applied to the future lease payments. The operating lease assets, which are included in operating lease assets in our consolidated balance sheets, at commencement represent the amount of the operating lease liability reduced for any lease incentives, including tenant improvement allowances. Typically, we do not include any renewal or termination options at our discretion in the underlying lease term at the time of lease commencement as the probability of exercise generally is not reasonably certain. Variable rental payments for real estate taxes, sales tax, insurance, other operating expenses and contingent rent based on a percentage of net sales or adjusted periodically for inflation are not included in lease expense used to calculate the present value of lease obligations recognized in our consolidated balance sheet, but instead are recognized as incurred.

Lease expense for operating leases is generally recognized on a straight-line basis over the lease term, even if there are fixed escalation clauses, lease incentives for rent holidays, or other similar items from the date that we take possession of the space. Substantially all of our lease expense is recognized in SG&A in our consolidated statements of operations.

We account for the underlying operating lease at the individual lease level. The lease guidance requires us to discount future lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, our estimated incremental borrowing rate. As our leases do not provide an implicit rate, we use an estimated incremental borrowing rate based on information available at the applicable commencement date. Our estimated incremental borrowing rate for a lease is the rate of interest we estimate we would have to pay on a collateralized basis over the lease term to borrow an amount equal to the lease payments.

Foreign Currency

We are exposed to foreign currency exchange risk when we generate net sales or incur expenses in currencies other than the functional currency of the respective operations. The resulting assets and liabilities denominated in amounts other than the respective functional currency are re-measured into the respective functional currency at the rate of exchange in effect on the balance sheet date, and income and expenses are re-measured at the average rates of exchange prevailing during the relevant period. The impact of any such re-measurement is recognized in our consolidated statements of operations in that period. Net losses (gains) included in our consolidated statements of operations related to foreign currency transactions recognized in Fiscal 2023, Fiscal 2022 and Fiscal 2021 were less than $1 million, $2 million and $1 million, respectively.

Additionally, the financial statements of our operations for which the functional currency is a currency other than the U.S. dollar are translated into U.S. dollars at the rate of exchange in effect on the balance sheet date for the balance sheet and at the average rates of exchange prevailing during the relevant period for the statements of operations. The impact of such translation is recognized in accumulated other comprehensive income (loss) in our consolidated balance sheets and included in other comprehensive income (loss) in our consolidated statements of comprehensive income resulting in no impact on net earnings for the relevant period. We view our foreign investments as long term, and we generally do not hedge such foreign investments.

As of February 3, 2024, our foreign currency exchange risk exposure primarily results from our businesses operating outside of the United States, which are primarily related to (1) our Tommy Bahama operations in Canada and Australia purchasing goods in U.S. dollars or other currencies and (2) certain other transactions, including intercompany transactions. During Fiscal 2023, Fiscal 2022 and Fiscal 2021, we did not enter into and were not a party to any foreign currency exchange contracts.

Interest Rate Risk

As all of our indebtedness is variable-rate debt, we are exposed to market risk from changes in interest rates. If we determine that our exposure to interest rate changes is higher than we believe is appropriate, we may attempt to limit the impact of interest rate changes on earnings and cash flow through a mix of variable-rate and fixed-rate debt or by entering into interest rate swap arrangements. Our assessment of appropriate levels of exposure to changes in interest rates also considers our need for flexibility in our borrowing arrangements resulting from the significant seasonality of our business and cash flows, anticipated future cash flows and our expectations about the risk of future interest rate changes, among other factors. During Fiscal 2023, Fiscal 2022 and Fiscal 2021, we did not enter into and were not a party to any interest rate swap agreements.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a fair value hierarchy that categorizes the inputs to valuation techniques into three broad levels. Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Level 2 inputs are based on other observable market data, such as quoted prices for similar assets and liabilities, and inputs other than quoted prices that are observable such as interest rates and yield curves. Level 3 inputs are developed from unobservable data reflecting our assumptions and include situations where there is little or no market activity for the asset or liability.

As of February 3, 2024, our financial instruments consist primarily of our cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, other current liabilities and debt. Given their short-term nature, the carrying amounts of cash and cash equivalents, receivables, accounts payable, accrued expenses and other current liabilities generally approximate their fair values. The fair values of any cash and cash equivalents invested on an overnight basis in money market funds, as well as short-term investments, are based upon the quoted prices in active markets provided by the holding financial institutions, which are considered Level 1 inputs in the fair value hierarchy. Additionally, we believe the carrying amounts of our variable-rate borrowings, if any, approximate fair value.

We have determined that our operating lease assets, property and equipment, intangible assets, goodwill and certain other non-current assets included in our consolidated balance sheets are non-financial assets measured at fair value on a non-recurring basis. We have determined that our approaches for determining fair values of each of these non-current assets are generally based on Level 3 inputs as discussed in "Goodwill and Intangibles" above.

Equity Compensation

We have certain equity compensation plans as described in Note 9, which provide for the ability to grant restricted shares, restricted share units, options and other equity awards to our employees and non-employee directors. We recognize compensation expense related to equity awards to employees and non-employee directors in SG&A in our consolidated statements of operations based on the fair value of the awards on the grant date. The fair value of restricted share awards that are service and performance-based are determined based on the fair value of our common stock on the grant date. The fair value of restricted share awards that are market-based (e.g. relative total shareholder return ("TSR")) are determined based on a Monte Carlo simulation model, which models multiple TSR paths for our common stock as well as the comparator group, as applicable, to evaluate and determine the estimated fair value of the restricted share award.

For awards with specified service requirements, the fair value of the awards granted to employees is recognized over the requisite service period. For performance-based awards (e.g. awards based on our earnings per share), during the performance period we assess expected performance versus the predetermined performance goals and adjust the cumulative equity compensation expense to reflect the relative expected performance achievement. The fair value of the performance-based awards, if earned, is recognized on a straight-line basis over the aggregate performance period and any additional required service period. For market-based awards (e.g. TSR-based awards) with specified service requirements that are equal to or longer than the market-based specification period, the fair value of the awards granted to employees is recognized over the requisite service period, regardless of whether, and to the extent to which, the market condition is ultimately satisfied. The impact of stock award forfeitures on compensation expense is recognized at the time of forfeiture as no estimate of future forfeitures is considered in our calculation of compensation expense for our service-based, performance-based or market-based awards.

Comprehensive Income and Accumulated Other Comprehensive Loss

Comprehensive income consists of net earnings and specified components of other comprehensive income (loss). Other comprehensive income (loss) includes changes in assets and liabilities that are not included in net earnings pursuant to GAAP, such as foreign currency translation adjustments between the functional and reporting currencies and certain unrealized gains (losses), if any. For us, other comprehensive income for each period presented primarily consists of the impact of the foreign currency translation of our international operations. These other comprehensive income (loss) amounts are deferred in accumulated other comprehensive loss, which is included in shareholders' equity in our consolidated balance sheets. As of February 3, 2024, the amounts included in accumulated other comprehensive loss in our consolidated balance sheet primarily consist of the net foreign currency translation adjustment related to our Tommy Bahama operations in Canada and Australia. No material amounts of accumulated other comprehensive loss were reclassified from accumulated other comprehensive loss into our consolidated statements of operations during Fiscal 2023, Fiscal 2022 or Fiscal 2021.

Dividends

Dividends are accrued at the time declared by our Board of Directors and typically paid within the same fiscal quarter. Certain restricted share units, as described in Note 9, earn dividend equivalents which are accrued at the time of dividend declaration by the Board of Directors in accrued expenses and other liabilities, but only paid if the restricted share units are ultimately earned. Dividends accrued related to these restricted share units, which are included in accrued expenses and other current liabilities in our consolidated balance sheet, were $1 million and $1 million, as of February 3, 2024 and January 28, 2023, respectively.

Share Repurchases

From time to time, we may repurchase shares of our stock under an open market repurchase program or otherwise. We account for share repurchases for open market transactions by charging the excess of repurchase price over the par value entirely to retained earnings based on the trade settlement date.

Concentration of Credit Risk and Significant Customers

We are exposed to concentrations of credit risk as a result of our receivables balances, for which the total exposure is limited to the amount recognized in our consolidated balance sheets. We sell our merchandise to wholesale customers operating in a number of distribution channels in the United States and other countries. We extend credit to certain wholesale customers based on an evaluation of the customer's credit history and financial condition, usually without requiring collateral. Credit risk is impacted by conditions or occurrences within the economy and the retail industry and is principally dependent on each customer's financial condition. As of February 3, 2024, one customer represented 14% and another customer represented 12% of our receivables, net included in our consolidated balance sheet.

No individual customer represented greater than 10% of our consolidated net sales in Fiscal 2023, Fiscal 2022 or Fiscal 2021. However, a decision by the controlling owner of a group of stores or any significant customer to decrease the amount of merchandise purchased from us or to cease carrying our products could have an adverse effect on our results of operations in future periods.

Income Taxes

Income taxes included in our consolidated financial statements are determined using the asset and liability method. Under this method, income taxes are recognized based on amounts of income taxes payable or refundable in the current year as well as the impact of any items that are recognized in different periods for consolidated financial statement reporting and tax return reporting purposes. Prepaid income taxes and income taxes payable are recognized in prepaid expenses and other accrued expenses and liabilities, respectively, in our consolidated balance sheets.

As certain amounts are recognized in different periods for consolidated financial statement and tax return reporting purposes, financial statement and tax bases of assets and liabilities differ, resulting in the recognition of deferred tax assets and liabilities. The deferred tax assets and liabilities reflect the estimated future tax effects attributable to these differences, as well as the impact of net operating loss, capital loss and federal and state credit carry-backs and carry-forwards, each as determined under enacted tax laws at rates expected to apply in the period in which such amounts are expected to be realized or settled. We account for the effect of changes in tax laws or rates in the period of enactment.

We recognize deferred tax assets to the extent we believe it is more likely than not that these assets will be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, taxable income in any carry-back years, tax-planning strategies, and recent results of operations.

Valuation allowances are established when we determine that it is more likely than not that some portion or all of a deferred tax asset will not be realized. Valuation allowances are analyzed periodically and adjusted as events occur or circumstances change that would indicate adjustments to the valuation allowances are appropriate. If we determine that we are more likely than not to realize our deferred tax assets in the future in excess of their net recorded amount, we will reduce the deferred tax asset valuation allowance, which will reduce income tax expense.

Also, we use a two-step approach for evaluating uncertain tax positions. Under the two-step method, recognition occurs when we conclude that a tax position, based solely on technical merits, is more likely than not to be sustained upon examination. The second step, measurement, is only addressed if step one has been satisfied. The tax benefit recorded is measured as the largest amount of benefit determined on a cumulative probability basis that is more likely than not to be realized upon ultimate settlement. Those tax positions failing to qualify for initial recognition are recognized in the first subsequent interim period they meet the more likely than not threshold or are resolved through settlement or litigation with the relevant taxing authority, upon expiration of the statute of limitations or otherwise. Alternatively, de-recognition of a tax position that was previously recognized occurs when we subsequently determine that a tax position no longer meets the more likely than not threshold of being sustained.

In the case of foreign subsidiaries, there are certain exceptions to the requirement that deferred tax liabilities be recognized for the difference in the financial statement and tax bases of assets. If we consider the investment to be essentially permanent in duration and the financial statement basis of the investment in a foreign subsidiary, excluding undistributed earnings, exceeds the tax basis in such investment, the deferred tax liability is not recognized. Further, deferred tax liabilities are not required to be recognized for undistributed earnings of foreign subsidiaries when we consider those earnings to be permanently reinvested outside the United States. While distributions of foreign subsidiary earnings are generally not subject to federal tax, there are other possible tax impacts, including state taxes and foreign withholding tax, that must be considered if the earnings are not considered to be permanently reinvested. Further, a gain realized upon the sale of a foreign subsidiary, if any, is not exempt from federal tax and consideration must therefore be given to the impact of differences in the book and tax basis of foreign subsidiaries not arising from earnings when determining whether a liability must be recorded if the investment is not considered permanently reinvested.

Additionally, United States tax regulations currently include certain tax provisions including a tax on global intangible low-taxed income ("GILTI"), disallowance of deductions for certain payments (the base erosion anti-abuse tax, or "BEAT") and certain deductions enacted for certain foreign-derived intangible income ("FDII"). While the calculations for GILTI, BEAT and FDII are complex calculations, these provisions did not have a material impact on our effective tax rate in Fiscal 2023, Fiscal 2022 and Fiscal 2021. We recognize the impact of GILTI as a period cost.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act ("CARES Act") was signed into law, with applicable provisions reflected in our financial statements upon enactment. This law included several taxpayer favorable provisions which impacted us, including allowing the carry-back of our Fiscal 2020 net operating losses to years prior to the enactment of the United States Tax Cuts and Jobs Act in 2017 ("U.S. Tax Reform"), resulting in an increased benefit for those losses, accelerated depreciation of certain leasehold improvement costs, relaxed interest expense limitations and certain non-income tax benefits including deferral of employer FICA payments and an employee retention credit. Substantially all of the income tax receivable in our consolidated balance sheets as of February 3, 2024 and January 28, 2023 relates to the carry-back of our Fiscal 2020 net operating losses to prior years.

We file income tax returns in the United States and various state, local and foreign jurisdictions. Our federal, state, local and foreign income tax returns filed for years prior to Fiscal 2020, with limited exceptions, are no longer subject to examination by tax authorities. We are currently under federal audit. The audit may conclude in the next 12 months and the unrecognized tax benefits recognized in relation to the audits may differ from actual settlement amounts. It is not possible to estimate the effect, if any, of the amount of such change during the next 12 months to previously recognized uncertain tax positions in connection with the audits; however, we do not anticipate that total unrecognized tax benefits will significantly change in the next 12 months.

Earnings Per Share

Basic net earnings per share amounts are calculated by dividing the net earnings amount by the weighted average shares outstanding during the period. Shares repurchased, if any, are removed from the weighted average number of shares outstanding upon repurchase based on the trade settlement date.

Diluted net earnings per share amounts are calculated similarly to the amounts above, except that the weighted average shares outstanding in the diluted net earnings per share calculation also include the potential dilution using the treasury stock method that could occur if dilutive securities, including restricted share awards or other dilutive awards, were converted to shares. The treasury stock method assumes that shares are issued for any restricted share awards, options or other dilutive awards that are "in the money," and that we use the proceeds received to repurchase shares at the average market value of our shares for the respective period. For purposes of the treasury stock method, proceeds consist of future compensation expense to be recognized and any cash to be paid. Performance-based and market-based restricted share units are included in the computation of diluted shares only to the extent that the underlying performance or market conditions (1) have been satisfied as of the end of the reporting period or (2) if the measurement criteria has been satisfied and the result would be dilutive, even if the contingency period has not ended as of the end of the reporting period.

In periods that we incur a loss, we exclude restricted shares or restricted share unit awards as including the awards would be anti-dilutive. No restricted shares or restricted share units were excluded from the diluted earnings per share calculation for Fiscal 2023 or Fiscal 2022.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation.

Use of Estimates

The preparation of our consolidated financial statements in conformity with GAAP requires us to make certain estimates and assumptions that affect the amounts reported as assets, liabilities, revenues and expenses in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Changes to our estimates and assumptions could have a material impact on our consolidated financial statements.

Accounting Standards Adopted in Fiscal 2023

No recently issued guidance adopted in Fiscal 2023 had a material impact on our consolidated financial statements upon adoption or is expected to have a material impact in future periods.

Recently Issued Accounting Standards Applicable to Future Years

In November 2023, the Financial Standards Accounting Board (FASB) issued Accounting Standards Update (ASU) 2023-07 "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures" which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for our annual periods beginning January 1, 2024, and for interim periods beginning January 1, 2025, with early adoption permitted. We are currently evaluating the potential effect that the updated standard will have on our financial statement disclosures.

In December 2023, the FASB issued ASU 2023-09 "Income Taxes (Topics 740): Improvements to Income Tax Disclosures" to expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. ASU 2023-09 is effective for our annual periods beginning January 1, 2025, with early adoption permitted. We are currently evaluating the potential effect that the updated standard will have on our financial statement disclosures.

Note 2. Operating Groups

We identify our operating groups based on the way our management organizes the components of our business for purposes of allocating resources and assessing performance. Our operating group structure reflects a brand-focused management approach, emphasizing operational coordination and resource allocation across each brand's direct to consumer, wholesale and licensing operations, as applicable. With our acquisition of Johnny Was on September 19, 2022, our business is organized as our Tommy Bahama, Lilly Pulitzer, Johnny Was and Emerging Brands operating groups. Results for periods prior to Fiscal 2022 also include the Lanier Apparel operating group, which we exited in Fiscal 2021.

Tommy Bahama, Lilly Pulitzer and Johnny Was each design, source, market and distribute apparel and related products bearing their respective trademarks and may license their trademarks for other product categories. The Emerging Brands operating group, which was organized in Fiscal 2022, consists of the operations of our smaller, earlier stage Southern Tide, TBBC, Duck Head and Jack Rogers, which is a footwear brand acquired during Fiscal 2023. Prior to Fiscal 2022, Southern Tide was reported as a separate operating group, while both TBBC and Duck Head were included in Corporate and Other. All prior year amounts have been restated to conform to the current year presentation.

Each of the brands included in Emerging Brands designs, sources, markets and distributes apparel and related products bearing its respective trademarks and is supported by Oxford's emerging brands team that provides certain support functions to the smaller brands, including marketing and advertising execution, analysis and other functions. The shared resources provide for operating efficiencies and enhanced knowledge sharing across the brands.

Corporate and Other is a reconciling category for reporting purposes and includes our corporate offices, substantially all financing activities, the elimination of inter-segment sales, any other items that are not allocated to the operating groups, including LIFO inventory accounting adjustments as our LIFO pool does not correspond to our operating group definitions, and the operations of our Lyons, Georgia distribution center and our Oxford America business, which we exited in Fiscal 2022.

The tables below present certain financial information (in thousands) about our reportable operating groups, as well as Corporate and Other.

	Fiscal 2023	Fiscal 2022	Fiscal 2021
Net sales			
Tommy Bahama	$ 898,807	$ 880,233	$ 724,305
Lilly Pulitzer	343,499	339,266	298,995
Johnny Was [1]	202,859	72,591	—
Emerging Brands	126,825	116,484	90,053
Lanier Apparel [2]	—	—	24,858
Corporate and Other	(515)	2,954	3,868
Consolidated net sales	$ 1,571,475	$ 1,411,528	$ 1,142,079
Depreciation and amortization			
Tommy Bahama	$ 26,133	$ 26,807	$ 27,830
Lilly Pulitzer	16,603	12,784	11,678
Johnny Was [1]	18,794	7,199	—
Emerging Brands	2,003	1,582	1,298
Lanier Apparel [2]	—	—	107
Corporate and Other	533	663	685
Consolidated depreciation and amortization	$ 64,066	$ 49,035	$ 41,598
Operating income (loss)			
Tommy Bahama	$ 160,543	$ 172,761	$ 111,733
Lilly Pulitzer	56,110	67,098	63,601
Johnny Was [1]	(104,776)	(1,544)	—
Emerging Brands [3]	6,714	15,602	16,649
Lanier Apparel [2]	—	—	4,888
Corporate and Other [4]	(37,609)	(35,143)	(31,368)
Consolidated operating income	80,982	218,774	165,503
Interest expense, net	6,036	3,049	944
Earnings before income taxes	$ 74,946	$ 215,725	$ 164,559

[1] In Fiscal 2023, the operating loss for Johnny Was resulted from a $111 million impairment charge for goodwill and intangible assets with no such charges in Fiscal 2022. Financial information for Fiscal 2022 consists of 19 weeks from the September 19, 2022, acquisition date through January 28, 2023, only.

[2] In Fiscal 2021, we exited our Lanier Apparel business, which is discussed in more detail in Note 12.

[3] The operating income for Emerging Brands in Fiscal 2023 included a $2 million impairment charge related to an unconsolidated entity.

[4] The operating loss for Corporate and Other included a LIFO accounting charge of $10 million, $3 million and $16 million in Fiscal 2023, Fiscal 2022 and Fiscal 2021, respectively. The operating loss for Corporate and Other in Fiscal 2022 also included $3 million of transaction expenses and integration costs associated with the Johnny Was acquisition. Fiscal 2021 also included a gain on sale of an unconsolidated entity of $12 million, respectively.

	Fiscal 2023	Fiscal 2022	Fiscal 2021
Purchases of Property and Equipment			
Tommy Bahama	$ 39,060	$ 17,019	$ 12,887
Lilly Pulitzer	24,100	23,990	17,305
Johnny Was [1]	6,105	1,655	—
Emerging Brands	3,768	3,176	1,405
Lanier Apparel [2]	—	—	5
Corporate and Other	1,065	828	292
Purchases of Property and Equipment	$ 74,098	$ 46,668	$ 31,894

	February 3, 2024	January 28, 2023
Total Assets		
Tommy Bahama [3]	$ 556,431	$ 569,833
Lilly Pulitzer [4]	194,871	211,119
Johnny Was [1]	251,429	334,603
Emerging Brands [5]	98,816	91,306
Corporate and Other [6]	(3,703)	(18,196)
Total Assets	$ 1,097,844	$ 1,188,665

[1] The financial information for Johnny Was for Fiscal 2022 consists of 19 weeks from the September 19, 2022, acquisition date through January 28, 2023, only. The decrease in Johnny Was total assets during Fiscal 2023 relates primarily to the $111 million impairment charge for goodwill and intangible assets.

[2] Lanier Apparel was exited during Fiscal 2021.

[3] Increase in Tommy Bahama total assets includes increases in receivables, operating lease assets and property plant and equipment partially offset by reductions in inventories.

[4] Decrease in Lilly Pulitzer total assets includes reductions in inventories partially offset by increases in receivables.

[5] Increase in Emerging Brands total assets includes increases in operating lease assets and property plant and equipment from the opening of new retail store locations. Goodwill and intangible assets also increased related to the current year acquisition of Jack Rogers and six former Southern Tide Signature Stores. These increase were partially offset by reductions in inventories.

[6] Decrease in Corporate and Other total assets includes reductions in inventories, primarily due to the impact of LIFO accounting.

Net book value of our property and equipment and net sales by geographic area are presented in the tables below (in thousands). The other foreign amounts primarily relate to our Tommy Bahama operations in Canada and Australia.

	February 3, 2024	January 28, 2023
Net Book Value of Property and Equipment		
United States	$ 192,329	$ 174,044
Other foreign	2,808	3,540
	$ 195,137	$ 177,584

	Fiscal 2023	Fiscal 2022	Fiscal 2021
Net Sales			
United States	$ 1,532,100	$ 1,372,278	$ 1,112,384
Other foreign	39,375	39,250	29,695
	$ 1,571,475	$ 1,411,528	$ 1,142,079

The tables below quantify net sales, for each operating group and in total (in thousands), and the percentage of net sales by distribution channel for each operating group and in total, for each period presented, except that the amounts included for Johnny Was in Fiscal 2022 represent the post-acquisition period only. We have calculated all percentages below based on actual data, and percentages may not add to 100 due to rounding.

	Fiscal 2023					
	Net Sales	Retail	E-commerce	Food & Beverage	Wholesale	Other
Tommy Bahama	$ 898,807	45 %	25 %	13 %	17 %	— %
Lilly Pulitzer	343,499	33 %	51 %	— %	16 %	— %
Johnny Was	202,859	38 %	41 %	— %	21 %	— %
Emerging Brands	126,825	11 %	43 %	— %	46 %	— %
Corporate and Other	(515)	— %	— %	— %	— %	NM %
Consolidated net sales	$ 1,571,475	39 %	34 %	7 %	20 %	— %

	Fiscal 2022					
	Net Sales	Retail	E-commerce	Food & Beverage	Wholesale	Other
Tommy Bahama	$ 880,233	46 %	24 %	13 %	17 %	— %
Lilly Pulitzer	339,266	33 %	51 %	— %	16 %	— %
Johnny Was [1]	72,591	36 %	42 %	— %	22 %	— %
Emerging Brands	116,484	6 %	42 %	— %	52 %	— %
Corporate and Other	2,954	— %	— %	— %	— %	NM %
Consolidated net sales	$ 1,411,528	39 %	33 %	8 %	20 %	— %

	Fiscal 2021					
	Net Sales	Retail	E-commerce	Food & Beverage	Wholesale	Other
Tommy Bahama	$ 724,305	47 %	25 %	13 %	15 %	— %
Lilly Pulitzer	298,995	34 %	50 %	— %	16 %	— %
Johnny Was	—	— %	— %	— %	— %	— %
Emerging Brands	90,053	5 %	39 %	— %	56 %	— %
Lanier Apparel	24,858	— %	— %	— %	100 %	— %
Corporate and Other	3,868	— %	— %	— %	61 %	39 %
Consolidated net sales	$ 1,142,079	39 %	32 %	8 %	20 %	— %

Note 3. Property and Equipment, Net

Property and equipment, net, is summarized as follows (in thousands):

	February 3, 2024	January 28, 2023
Land	$ 2,887	$ 3,090
Buildings and improvements	32,651	32,495
Furniture, fixtures, equipment and technology	315,810	278,589
Leasehold improvements	270,861	255,955
	622,209	570,129
Less accumulated depreciation and amortization	(427,072)	(392,545)
Property and equipment, net	$ 195,137	$ 177,584

Note 4. Business Combinations

During Fiscal 2023, we completed business combinations that were insignificant, individually and in the aggregate, to the consolidated financial statements for an aggregate purchase price of $11 million. The business combinations included the acquisition of certain assets from Jack Rogers LLC and Jack Rogers Holding Company LLC and their subsidiaries (collectively "Jack Rogers") and the acquisition of six former Southern Tide signature stores. The assets acquired and liabilities assumed were recorded based on the provisional estimated fair values, including intangible assets of $5 million, inventory of $3 million and goodwill of $3 million. See "Note 5—Intangible Assets and Goodwill" for the allocation of goodwill to the respective segments. The operating results of each acquisition have been included in the consolidated financial statements since the respective acquisition dates.

Johnny Was

On September 19, 2022, we acquired 100% of the ownership interests in JW Holdings, LLC and its subsidiaries (collectively "Johnny Was"). Johnny Was owns the Johnny Was California lifestyle brand and its related operations including the design, sourcing, marketing and distribution of collections of affordable luxury, artisan-inspired bohemian apparel, accessories and home goods.

This acquisition was accounted for under the acquisition method of accounting for business combinations. The preliminary purchase price for the acquisition of Johnny Was totaled $270 million in cash. After giving effect to the initial working capital adjustment, the purchase price paid at closing was $271 million, including acquired cash of $7 million. We used cash and short-term investments on hand and borrowings under our U.S. Revolving Credit Agreement to fund the transaction. During Fiscal 2023, additional consideration of $2 million was transferred related to measurement period adjustments. There were no contingent consideration arrangements associated with this transaction.

The final estimated acquisition-date fair values of major classes of assets acquired and liabilities assumed, including a reconciliation to the total purchase consideration, were as follows (in thousands):

	Provisional Amounts at January 28, 2023		Measurement Period Adjustments		Final Amounts at February 3, 2024
Cash and cash equivalents	$	7,296	$	—	$	7,296
Receivables		8,777		—		8,777
Inventories		23,434		(28)		23,406
Prepaid expenses and other assets		6,353		—		6,353
Property and equipment		21,108		(947)		20,161
Intangible assets		134,640		—		134,640
Goodwill		96,637		2,599		99,236
Operating lease assets		54,859		—		54,859
Accounts payable, accrued expenses and other liabilities		(34,777)		699		(34,078)
Non-current portion of operating lease liabilities		(47,009)		—		(47,009)
Purchase price	$	271,318	$	2,323	$	273,641

Goodwill represents the amount by which the cost to acquire Johnny Was exceeds the fair value of individual acquired assets less liabilities of the business at acquisition. We made measurement-period adjustments, as shown in the table above, that increased the amount of provisional goodwill by $3 million. Substantially all the goodwill is deductible for income tax purposes.

We acquired tradenames and trademarks as well as customer relationships as part of the acquisition. We used the relief from royalty method to estimate the fair value of trademarks and tradenames and the multi-period excess earnings method under the income approach to estimate the fair value of customer relationships. Intangible assets allocated in connection with our preliminary purchase price allocation consisted of the following (in thousands):

	Useful life	Johnny Was acquisition
Finite lived intangible assets acquired, primarily consisting of customer relationships	8 - 13 years	$	56,740
Trade names and trademarks	Indefinite		77,900
		$	134,640

The consolidated pro forma information presented below (in thousands, except per share data) gives effect to the September 19, 2022 acquisition of Johnny Was as if the acquisition had occurred as of the beginning of Fiscal 2021. The information presented below is for illustrative purposes only, is not indicative of results that would have been achieved if the acquisition had occurred as of the beginning of Fiscal 2021 and is not intended to be a projection of future results of operations. The consolidated pro forma information has been prepared from historical financial statements for Johnny Was and us for the periods presented, including without limitation, purchase accounting adjustments, but excluding any seller specific management/advisory or similar expenses and any synergies or operating cost reductions that may be achieved from the combined operations in the future.

	Fiscal 2022	Fiscal 2021
Net sales	$ 1,546,371	$ 1,327,875
Earnings before income taxes	$ 237,919	$ 169,832
Net earnings	$ 182,380	$ 135,276
Earnings per share:		
Basic	$ 11.47	$ 8.02
Diluted	$ 11.22	$ 8.13

The Fiscal 2022 pro forma information above includes amortization of acquired intangible assets, but excludes the transaction expenses and integration costs associated with the transaction and the $4 million of incremental cost of goods sold associated with the step-up of inventory at acquisition that was recognized by us in our Fiscal 2022 consolidated statement of operations. The Fiscal 2021 pro forma information above includes amortization of acquired intangible assets, transaction expenses and integration costs associated with the transaction and the $4 million of incremental cost of goods sold associated with the step-up of inventory at acquisition. Additionally, the pro forma adjustments for each period prior to the September 2022 acquisition reflect an estimate of incremental interest expense associated with additional borrowings and income tax expense that would have been incurred subsequent to the acquisition.

Note 5. Intangible Assets and Goodwill

Intangible assets by category are summarized below (in thousands):

	February 3, 2024	January 28, 2023
Intangible assets with finite lives	$ 113,413	$ 108,513
Accumulated amortization and impairment	(64,812)	(50,068)
Total intangible assets with finite lives, net	48,601	58,445
Intangible assets with indefinite lives:		
Tommy Bahama Trademark	$ 110,700	$ 110,700
Lilly Pulitzer Trademark	27,500	27,500
Johnny Was Trademark	66,000	77,900
Southern Tide Trademark	9,300	9,300
Total intangible assets with indefinite lives	$ 213,500	$ 225,400
Total intangible assets, net	$ 262,101	$ 283,845

Intangible assets, by operating group and in total, for Fiscal 2021, Fiscal 2022 and Fiscal 2023 are as follows (in thousands):

	Tommy Bahama	Lilly Pulitzer	Johnny Was	Emerging Brands	Lanier Apparel	Corporate and Other	Total
Balance, January 30, 2021	$ 110,700	$ 28,317	$ —	$ 17,170	$ —	$ —	$ 156,187
Acquisition	—	—	—	—	—	—	—
Impairment	—	—	—	—	—	—	—
Amortization	—	(220)	—	(660)	—	—	(880)
Balance, January 29, 2022	$ 110,700	$ 28,097	$ —	$ 16,510	$ —	$ —	$ 155,307
Acquisition	—	—	134,640	—	—	—	134,640
Impairment	—	—	—	—	—	—	—
Amortization	—	(238)	(5,194)	(670)	—	—	(6,102)
Balance, January 28, 2023	$ 110,700	$ 27,859	$ 129,446	$ 15,840	$ —	$ —	$ 283,845
Acquisition	—	—	—	4,899	—	—	4,899
Impairment	—	—	(11,900)	—	—	—	(11,900)
Amortization	—	(227)	(13,852)	(664)	—	—	(14,743)
Balance, February 3, 2024	$ 110,700	$ 27,632	$ 103,694	$ 20,075	$ —	$ —	$ 262,101

Based on the current estimated useful lives assigned to our intangible assets, amortization expense for each of the next five years is expected to be $12 million, $9 million, $6 million, $5 million and $4 million.

Goodwill, by operating group and in total, for Fiscal 2021, Fiscal 2022 and Fiscal 2023 is as follows (in thousands):

	Tommy Bahama	Lilly Pulitzer	Johnny Was	Emerging Brands	Corporate and Other	Total
Balance, January 30, 2021	$ 788	$ 19,522	$ —	$ 3,600	$ —	$ 23,910
Other, including foreign currency	(41)	—	—	—	—	(41)
Balance January 29, 2022	$ 747	$ 19,522	$ —	$ 3,600	$ —	$ 23,869
Acquisition	—	—	96,637	—	—	96,637
Other, including foreign currency	(8)	—	—	—	—	(8)
Balance, January 28, 2023	$ 739	$ 19,522	$ 96,637	$ 3,600	$ —	$ 120,498
Acquisition	—	—	—	3,371	—	3,371
Measurement-period adjustments	—	—	2,599	—	—	2,599
Impairment	—	—	(99,236)	—	—	(99,236)
Other, including foreign currency	(42)	—	—	—	—	(42)
Balance, February 3, 2024	$ 697	$ 19,522	$ —	$ 6,971	$ —	$ 27,190

Goodwill and Other Intangible Assets Impairment Testing

We assess the recoverability of goodwill and other indefinite-lived intangible assets annually, at the beginning of the fourth quarter of each fiscal year, and between annual tests if an event occurs or circumstances change that would indicate that it is more likely than not that the carrying amount may be impaired. Intangible assets with finite lives are amortized over their estimated useful life and are tested for impairment, along with other long-lived assets, when events and circumstances indicate that the assets might be impaired. Please see Note 1, "Summary of Significant Accounting Policies," for discussion of the Company's goodwill and intangible assets impairment testing process.

Based on our annual quantitative assessment as of October 29, 2023, and in conjunction with our fourth quarter annual forecasting process for 2024 which impacts key assumptions used in our impairment assessments, it was determined that the Johnny Was reporting unit and intangible assets with an indefinite life were impaired. The impairment charges for Johnny Was reflect the current challenging macroeconomic environment that has resulted in a more cautious consumer and an increase in interest rates. The more cautious consumer has both negatively impacted Johnny Was' wholesale customers and direct to consumer operations resulting in Johnny Was not performing as originally projected in Fiscal 2023 and the moderation of forecasted revenue and operating income in future years. Interest rates also increased significantly after the acquisition of Johnny Was in September 2022 leading to an increase in discount rates used in our impairment analyses. We recorded $111 million of noncash impairment charges during the fourth quarter of Fiscal 2023, including a goodwill impairment of $99 million and an intangible asset impairment of $12 million, which were included in Impairment of goodwill, intangible assets and equity method investments in our Consolidated Statements of Operations.

Note 6. Debt

On March 6, 2023, we entered into a Second Amendment to the Fourth Amended and Restated Credit Agreement (the "U.S. Revolving Credit Agreement"). The U.S. Revolving Credit Agreement provides for a revolving credit facility of up to $325 million, which may be used to fund working capital, to fund future acquisitions and for general corporate purposes. The U.S. Revolving Credit Agreement amended and restated our Fourth Amended and Restated Credit Agreement (the "Prior Credit Agreement"). The U.S. Revolving Credit Agreement (1) extended the maturity of the facility from July 2024 to March 2028 and (2) modified certain provisions of the agreement. In other non-current assets, we capitalized debt issuance costs of $2 million in connection with commitments upon entering into the U.S. Revolving Credit Agreement.

Pursuant to the U.S. Revolving Credit Agreement, the interest rate applicable to our borrowings under the U.S. Revolving Credit Agreement is based on either the Term Secured Overnight Financing Rate plus an applicable margin of 135 to 185 basis points or prime plus an applicable margin of 25 to 75 basis points.

The U.S. Revolving Credit Agreement generally (1) is limited to a borrowing base consisting of specified percentages of eligible categories of assets, (2) accrues variable-rate interest (weighted average interest rate of 7% as of February 3, 2024), unused line fees and letter of credit fees based upon average utilization or unused availability, as applicable, (3) requires periodic interest payments with principal due at maturity and (4) is secured by a first priority security interest in substantially all of the assets of Oxford Industries, Inc. and its domestic subsidiaries, including accounts receivable, books and records, chattel paper, deposit accounts, equipment, certain general intangibles, inventory, investment property (including the equity interests of certain subsidiaries), negotiable collateral, life insurance policies, supporting obligations, commercial tort claims, cash and cash equivalents, eligible trademarks, proceeds and other personal property.

We have issued standby letters of credit of $5 million in the aggregate under the U.S. Revolving Credit Agreement as of February 3, 2024. Outstanding letters of credit under the U.S. Revolving Credit Agreement reduce the amount of borrowings available to us.

As of February 3, 2024, we had $29 million of borrowings outstanding and $288 million in unused availability under the U.S. Revolving Credit Agreement. Under the Prior Credit Agreement as of January 28, 2023 we had $119 million of borrowings outstanding and $199 million of unused availability.

Compliance with Covenants

The U.S. Revolving Credit Agreement is subject to a number of affirmative covenants regarding the delivery of financial information, compliance with law, maintenance of property, insurance requirements and conduct of business. Also, the U.S. Revolving Credit Agreement is subject to certain negative covenants or other restrictions including, among other things, limitations on our ability to (1) incur debt, (2) guaranty certain obligations, (3) incur liens, (4) pay dividends to shareholders, (5) repurchase shares of our common stock, (6) make investments, (7) sell assets or stock of subsidiaries, (8) acquire assets or businesses, (9) merge or consolidate with other companies or (10) prepay, retire, repurchase or redeem debt.

Additionally, the U.S. Revolving Credit Agreement contains a financial covenant that applies only if excess availability under the agreement for three consecutive business days is less than the greater of (1) $23.5 million or (2) 10% of availability. In such case, our fixed charge coverage ratio as defined in the U.S. Revolving Credit Agreement must not be less than 1.0 to 1.0 for the immediately preceding 12 fiscal months for which financial statements have been delivered. This financial covenant continues to apply until we have maintained excess availability under the U.S. Revolving Credit Agreement of more than the greater of (1) $23.5 million or (2) 10% of availability for 30 consecutive days.

We believe that the affirmative covenants, negative covenants, financial covenants and other restrictions under the U.S. Revolving Credit Agreement are customary for those included in similar facilities entered into at the time we amended the U.S. Revolving Credit Agreement. During Fiscal 2023 and as of February 3, 2024, no financial covenant testing was required pursuant to our U.S. Revolving Credit Agreement, or the Prior Credit Agreement, as applicable, as the minimum availability threshold was met at all times. As of February 3, 2024, we were compliant with all applicable covenants related to the U.S. Revolving Credit Agreement.

Note 7. Leases and Other Commitments

For Fiscal 2023, operating lease expense, which includes amounts used in determining the operating lease liability and operating lease asset was $71 million and variable lease expense was $48 million, resulting in total lease expense of

$119 million. For Fiscal 2022, operating lease expense, which includes amounts used in determining the operating lease liability and operating lease asset was $61 million and variable lease expense was $43 million, resulting in total lease expense of $104 million. For Fiscal 2021, operating lease expense was $58 million and variable lease expense was $35 million, resulting in total lease expense of $93 million. As of both February 3, 2024 and January 28, 2023, the weighted-average remaining operating lease term was six years. The weighted-average discount rate for operating leases was 5.7% and 4.7% as of February 3, 2024 and January 28, 2023, respectively. Cash paid for lease amounts included in the measurement of operating lease liabilities in Fiscal 2023, Fiscal 2022 and Fiscal 2021 was $89 million, $75 million and $70 million, respectively.

As of February 3, 2024, the required lease liability payments, which include base rent amounts but excludes payments for real estate taxes, sales taxes, insurance, other operating expenses and contingent rents incurred under operating lease agreements, for the fiscal years specified below were as follows (in thousands):

	Operating lease
2024	78,886
2025	64,045
2026	58,746
2027	45,053
2028	39,334
After 2028	82,348
Total lease payments	$ 368,412
Less: Difference between discounted and undiscounted lease payments	60,133
Present value of lease liabilities	$ 308,279

Note 8. Shareholders' Equity

Common Stock

We had 60 million shares of $1.00 par value per share common stock authorized for issuance as of February 3, 2024 and January 28, 2023. As of February 3, 2024 and January 28, 2023, we had 16 million shares and 16 million shares, respectively, of common stock issued and outstanding.

Dividends

During Fiscal 2023, Fiscal 2022 and Fiscal 2021, we paid $42 million, $35 million and $28 million, respectively, of dividends to our shareholders. Although we have paid dividends in each quarter since we became a public company in July 1960, we may discontinue or modify dividend payments at any time if we determine that other uses of our capital, including payment of outstanding debt, funding of acquisitions, funding of capital expenditures or repurchases of outstanding shares, may be in our best interest; if our expectations of future cash flows and future cash needs outweigh the ability to pay a dividend; or if the terms of our credit facility, other debt instruments or applicable law limit our ability to pay dividends.

Share Repurchases

During Fiscal 2023, Fiscal 2022 and Fiscal 2021, we repurchased $20 million, $92 million and $8 million, respectively in open market transactions. Additionally, during Fiscal 2023, Fiscal 2022 and Fiscal 2021, we purchased $10 million, $3 million and $3 million, respectively, of shares from our employees to cover employee tax liabilities related to the vesting of shares of our stock.

On December 7, 2021, our Board of Directors authorized us to spend up to $150 million to repurchase shares of our stock in open market transactions. This authorization superseded and replaced all previous authorizations to repurchase shares of our stock and has no automatic expiration. Pursuant to the Board of Directors' December 7, 2021, authorization, we repurchased 196,000 shares of our common stock for $20 million, an average price of $102 per share, in open market transactions during Fiscal 2023. As of February 3, 2024, $30 million of the authorization remained available for future repurchases of our common stock.

Preferred Stock

We had 30 million shares of $1.00 par value preferred stock authorized for issuance as of February 3, 2024 and January 28, 2023. No preferred shares were issued or outstanding as of February 3, 2024 or January 28, 2023.

Note 9. Equity Compensation

Long-Term Stock Incentive Plan and Equity Compensation Expense

As of February 3, 2024, shares available for issuance under our Long-Term Stock Incentive Plan (the "Long-Term Stock Incentive Plan") were less than 1 million shares, which includes the additional shares approved for grant under the Long-Term Stock Incentive Plan by shareholders in June 2022. The Long-Term Stock Incentive Plan allows us to grant equity-based awards to employees and non-employee directors in the form of, among other things, stock options, stock appreciation rights, restricted shares and/or restricted share units. No additional shares are available under any predecessor plans.

The specific provisions of restricted share awards are evidenced by agreements with the employee as determined by the compensation committee of our Board of Directors. Restricted shares and restricted share units granted to officers and other key employees in recent years generally vest three years from the date of grant if (1) the performance or market threshold, if any, was met and (2) the employee is still employed by us on the vesting date. The employee generally is restricted from transferring or selling any restricted shares or restricted share units and forfeits the awards upon the termination of employment prior to the end of the vesting period. The restricted share unit awards granted during Fiscal 2022 and Fiscal 2023 include certain clauses related to accelerated vesting upon the occurrence of qualifying retirement, death or disability of the employee prior to the vesting date, while the restricted share awards granted in prior years did not include such clauses.

In recent years, we have granted a combination of service-based restricted share awards and awards based on total shareholder return ("TSR") to certain of our employees. As of February 3, 2024, there was $20 million of unrecognized compensation expense related to the unvested service-based and TSR-based restricted share awards included in the tables below, which have been granted to employees but have not yet vested. As of February 3, 2024, the weighted average remaining life of the outstanding service-based and TSR-based awards was one year and two years, respectively.

Service-Based and Performance-Based Restricted Share Awards

During Fiscal 2023 and Fiscal 2022, we granted service-based restricted share and restricted share unit awards, while in Fiscal 2021 and years prior we granted service-based restricted shares. At the time that service-based restricted share unit awards are granted, the employee is generally, subject to the terms of the respective agreement, entitled to dividend equivalents, payable at the time of payment of any dividends paid on our common stock as long as the awards are outstanding, but do not have any voting rights. Whereas, at the time that service-based restricted share awards were issued, the shareholder is generally, subject to the terms of the respective agreement, entitled to the same dividend and voting rights as other holders of our common stock as long as the restricted shares are outstanding.

Service-based Restricted Share Units

The table below summarizes the service-based restricted share awards, including both restricted shares and restricted share units, and performance-based award activity for officers and other key employees during Fiscal 2023, Fiscal 2022, and Fiscal 2021 (which do not include the TSR-based Restricted Share Unit activity described below):

	Fiscal 2023		Fiscal 2022		Fiscal 2021	
	Number of Shares or Units	Weighted-average grant date fair value	Number of Shares or Units	Weighted-average grant date fair value	Number of Shares or Units	Weighted-average grant date fair value
Awards outstanding at beginning of year	212,945	$ 64	238,889	$ 61	308,369	$ 61
Awards granted	60,505	$ 115	67,965	$ 89	42,855	$ 89
Awards vested, including awards repurchased from employees for employees' tax liability	(111,095)	$ 41	(83,324)	$ 77	(81,283)	$ 77
Awards forfeited	(3,561)	$ 83	(10,585)	$ 62	(31,052)	$ 62
Awards outstanding on February 3, 2024	158,794	$ 99	212,945	$ 64	238,889	$ 61

The following table summarizes information about unvested service-based restricted share awards, including both restricted shares and restricted share units, as of February 3, 2024.

Description	Number of Unvested Share Awards	Average Fair Value on Date of Grant
Service-based restricted shares with May 2024 vesting date	34,455	$ 89
Service-based restricted share units with May 2025 vesting date	64,134	$ 89
Service-based restricted share units with May 2026 vesting date	60,205	$ 115
Total service-based awards outstanding at end of year	158,794	$ 99

Additionally, during the First Quarter of Fiscal 2024, we granted 0.1 million of service-based restricted share units, subject to the recipient remaining an employee through the May 2027 vesting date.

OXFORD INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

TSR-based Restricted Share Units

The table below summarizes the TSR-based restricted share unit activity for officers and other key employees (in units) during Fiscal 2023, Fiscal 2022, and Fiscal 2021:

	Fiscal 2023		Fiscal 2022		Fiscal 2021	
	Number of Share Units	Weighted-average grant date fair value	Number of Share Units	Weighted-average grant date fair value	Number of Share Units	Weighted-average grant date fair value
TSR-based awards outstanding at beginning of year	196,040	$ 89	130,440	$ 78	83,345	$ 50
TSR-based awards granted	74,605	$ 153	66,525	$ 111	56,750	$ 117
TSR-based restricted shares earned and vested, including restricted share units repurchased from employees for employees' tax liability	(76,340)	$ 50	—	$ —	—	$ —
TSR-based awards forfeited	(2,142)	$ 115	(925)	$ 115	(9,655)	$ 68
TSR-based awards outstanding on February 3, 2024	192,163	$ 129	196,040	$ 89	130,440	$ 78

The restricted share units granted in the table above are at target. The TSR-based restricted share units are subject to (1) our achievement of a specified TSR-based ranking by us relative to a comparator group during a period of approximately three years from the date of grant and (2) generally the recipient remaining an employee through the vesting date which is approximately three years from the date of grant. The number of shares ultimately earned, which will be settled in shares of our common stock on the vesting date, will be between 0% and 200% of the restricted share units at target. These TSR-based restricted share units are entitled to dividend equivalents for dividends declared on our common stock prior to the vesting date, which are payable after vesting of the restricted shares, solely for the number of shares ultimately earned. These TSR-based restricted share units do not have any voting rights prior to the vesting date.

The following table summarizes information about unvested TSR-based restricted share units as of February 3, 2024.

Description	Unvested TSR-Based Share/Unit	Fair Value on Date of Grant
TSR-based restricted share units (at target) with May 2024 vesting date	52,200	$ 117
TSR-based restricted share units (at target) with May 2025 vesting date	65,358	$ 111
TSR-based restricted share units (at target) with May 2026 vesting date	74,605	$ 153
Total TSR-based restricted share units outstanding at end of year	192,163	$ 129

Additionally, during the First Quarter of Fiscal 2024, we granted 0.1 million of TSR-based restricted share units at target, subject to (1) our achievement of a specified TSR-based ranking by Oxford relative to a comparator group during a period of approximately three years from the date of grant and (2) the recipient remaining an employee through the May 2027 vesting date. The number of shares ultimately earned will be between 0% and 200% of the restricted share units at target.

Director Share Awards

In addition to shares granted to employees, we grant restricted share awards to our non-employee directors for a portion of each non-employee director's annual compensation. The non-employee directors must complete certain service requirements; otherwise, the restricted shares are subject to forfeiture. On the date of issuance, the non-employee directors are entitled to the same dividend and voting rights as other holders of our common stock. The non-employee directors are restricted from transferring or selling the restricted shares prior to the end of the vesting period.

Employee Stock Purchase Plan

There were less than 1 million shares of our common stock authorized for issuance under our Employee Stock Purchase Plan ("ESPP") as of February 3, 2024. The ESPP allows qualified employees to purchase shares of our common stock on a quarterly basis, based on certain limitations, through payroll deductions. The shares purchased pursuant to the ESPP are not subject to any vesting or other restrictions. On the last day of each calendar quarter, the accumulated payroll deductions are applied toward the purchase of our common stock at a price equal to 85% of the closing market price on that date. Equity compensation expense related to the employee stock purchase plan recognized was less than $1 million in each of Fiscal 2023, Fiscal 2022 and Fiscal 2021.

Note 10. Defined Contribution Plans

We have a tax-qualified voluntary defined contribution retirement savings plan covering substantially all United States employees. If an eligible participant elects to contribute, a portion of the contribution may be matched by us. Additionally, we incur certain charges related to our non-qualified deferred compensation plan as discussed in Note 1. Our aggregate expense under these defined contribution and non-qualified deferred compensation plans in Fiscal 2023, Fiscal 2022 and Fiscal 2021 was $7 million, $5 million and $4 million, respectively. The increase in Fiscal 2023 was primarily due to an increase in the company match percentage for our defined contribution plan.

Note 11. Income Taxes

The following table summarizes our distribution between domestic and foreign earnings (loss) before income taxes and the provision (benefit) for income taxes (in thousands):

	Fiscal 2023	Fiscal 2022	Fiscal 2021
Earnings (loss) before income taxes:			
Domestic	$ 62,772	$ 206,944	$ 161,233
Foreign	12,174	8,781	3,326
Earnings (loss) before income taxes	$ 74,946	$ 215,725	$ 164,559
Income taxes:			
Current:			
Federal	$ 28,183	$ 41,776	$ 24,998
State	7,530	8,835	3,780
Foreign	2,419	1,191	409
	38,132	51,802	29,187
Deferred—Domestic	(24,083)	71	4,155
Deferred—Foreign	194	(1,883)	(104)
Income taxes	$ 14,243	$ 49,990	$ 33,238

Reconciliations of the United States federal statutory income tax rates and our effective tax rates are summarized as follows:

	Fiscal 2023	Fiscal 2022	Fiscal 2021
Statutory federal income tax rate	21.0 %	21.0 %	21.0 %
State income taxes—net of federal income tax benefit	1.6 %	3.6 %	3.7 %
Change in reserve for uncertain tax positions & method change	1.5 %	0.2 %	(1.0)%
Impact of foreign operations rate differential	0.3 %	0.1 %	0.1 %
U.S. federal tax credits	(3.0)%	(0.7)%	(0.6)%
Impact of prior year true-ups	(1.9)%	(0.3)%	(0.7)%
Excess Tax Benefit, Restricted Stock Vesting	(1.6)%	(0.1)%	(0.3)%
Impact of valuation allowances related to operating losses	(0.9)%	(1.6)%	(0.8)%
Impact of valuation allowances related to capital losses	— %	— %	1.2 %
Impact of capital losses	— %	— %	(2.9)%
Other, net	2.0 %	1.0 %	0.5 %
Effective tax rate for continuing operations	19.0 %	23.2 %	20.2 %

Deferred tax assets and liabilities included in our consolidated balance sheets are comprised of the following (in thousands):

	February 3, 2024	January 28, 2023
Deferred Tax Assets:		
Inventories	$ 21,254	$ 20,561
Accrued compensation and benefits	10,982	9,637
Receivable allowances and reserves	2,433	2,580
Operating lease liabilities	77,150	71,871
Operating loss and other carry-forwards	709	757
Other, net	5,902	4,901
Deferred tax assets	118,430	110,307
Deferred Tax Liabilities:		
Operating lease assets	(74,004)	(66,145)
Depreciation and amortization	(16,907)	(15,289)
Acquired intangible assets	(1,051)	(26,030)
Deferred tax liabilities	(91,962)	(107,464)
Valuation allowance	(2,289)	(2,448)
Net deferred tax asset (liability)	$ 24,179	$ 395

The majority of our valuation allowance of $2 million as of February 3, 2024 and January 28, 2023 relates to our capital loss carry-forwards. The amount of the valuation allowance could change in the future if our operating results or estimates of future taxable operating results changes.

Certain amounts of foreign earnings are subject to U.S. federal tax currently pursuant to the GILTI rules regardless of whether those earnings are distributed, and actual distributions of foreign earnings are generally no longer subject to U.S. federal tax. We continue to assert that our investments in substantially all of our foreign subsidiaries and substantially all of the related earnings are permanently reinvested outside the United States. We believe that any other taxes such as foreign withholding or U.S. state tax payable would be immaterial if we were to repatriate the foreign earnings. Therefore, we have not recorded any deferred tax liabilities related to these foreign investments and earnings in our consolidated balance sheets as of February 3, 2024 and January 28, 2023.

Accounting for income taxes requires that we offset deferred tax liabilities and assets within each tax jurisdiction and present the net deferred tax amount for each jurisdiction as a net deferred tax amount in our consolidated balance sheets. The amounts of deferred income taxes included in our consolidated balance sheets are as follows (in thousands):

	February 3, 2024	January 28, 2023
Assets:		
Deferred tax assets	$ 24,179	$ 3,376
Liabilities:		
Deferred tax liabilities	—	(2,981)
Net deferred tax asset (liability)	$ 24,179	$ 395

A reconciliation of the changes in the gross amount of unrecognized tax benefits, which are included in other non-current liabilities, is as follows (in thousands):

	Fiscal 2023	Fiscal 2022	Fiscal 2021
Balance of unrecognized tax benefits at beginning of year	$ 3,664	$ 3,390	$ 5,261
Increase related to prior period tax positions	233	110	10
Decrease related to prior period tax positions	(2,027)	—	—
Increase related to current period tax positions	1,940	646	527
Decrease related to settlements with taxing authorities	—	—	(2,305)
Decrease related to lapse of statute of limitations	(100)	(482)	(103)
Balance of unrecognized tax benefits at end of year	$ 3,710	$ 3,664	$ 3,390

Approximately $2 million of our uncertain tax positions as of February 3, 2024, if recognized, would reduce the future effective tax rate in the period settled. The total amount of unrecognized tax benefits relating to our tax positions is subject to change based on future events including, but not limited to, settlements of ongoing audits and assessments and the expiration of applicable statutes of limitation. The ultimate occurrence, outcomes, and timing of such events could differ from our current expectations. Interest and penalties associated with unrecognized tax positions are recorded within income tax expense in our consolidated statements of operations. During each of Fiscal 2023, Fiscal 2022 and Fiscal 2021, we recognized less than $1 million of interest and penalties associated with unrecognized tax positions in our consolidated statements of operations.

Inflation Reduction Act of 2022

On August 16, 2022, the U.S. government enacted the Inflation Reduction Act ("IRA") into law. The IRA implemented a corporate alternative minimum tax, subject to certain thresholds being met, and a 1% excise tax on share repurchases effective beginning January 1, 2023. We do not currently expect that the tax-related provisions of the IRA will have a material effect on our reported results, cash flows or financial position. For Fiscal 2023, excise taxes included as part of the price of common stock repurchased during the period did not have a material effect on our reported results.

Pillar Two Directive

In December 2022, the EU Member States formally adopted the Pillar Two Directive, which generally provides for a minimum effective tax rate of 15%, as established by the Organization for Economic Co-operation and Development Pillar Two Framework. The EU effective dates are January 1, 2024, and January 1, 2025, for different aspects of the directive. A significant number of other countries are expected to also implement similar legislation with varying effective dates in the future. We are continuing to evaluate the potential effect on future periods of the Pillar Two Framework, pending legislative adoption by additional individual countries.

Note 12. Lanier Apparel Exit

In Fiscal 2021, we exited our Lanier Apparel business, which had been focused on moderately priced tailored clothing and related products. The Lanier Apparel exit aligns with our stated business strategy of developing and marketing compelling lifestyle brands. It also took into consideration the increased macroeconomic challenges faced by the Lanier Apparel business, many of which were magnified by the COVID-19 pandemic.

During Fiscal 2021, we recognized in the Lanier Apparel operating group a benefit of $2 million related to the Lanier Apparel exit primarily consisting of (1) $4 million of reductions in inventory markdowns previously recognized, of which the substantial majority of this amount was reversed in Corporate and Other as part of LIFO accounting and (2) a $3 million gain on the sale of Lanier Apparel's Toccoa, Georgia distribution center. These items were partially offset by (1) $2 million of severance and employee retention costs, (2) $2 million of termination charges related to certain license agreements and (3) $1 million of additional charges related to the Merida manufacturing facility.

For Fiscal 2021 the estimated inventory markdown charges and manufacturing facility charges are included in cost of goods sold in Lanier Apparel, while the charges for operating lease asset impairments, employee charges, and fixed asset impairments are included in SG&A in Lanier Apparel. The gain on sale of the Toccoa, Georgia distribution center in Fiscal 2021 is included in royalties and other income in Lanier Apparel. The $2 million gain on sale of the Merida manufacturing facility in Mexico that was sold in the First Quarter of Fiscal 2023 is also included in royalties and other income.

We do not expect to incur any additional Lanier Apparel exit charges. Substantially all of the cumulative accrued employee charges, termination charges related to contractual commitments and charges related to the Merida manufacturing facility have been paid. During Fiscal 2023, lease amounts totaling $2 million related to the Lanier Apparel office leases that were previously impaired and vacated were paid, with no other anticipated significant future cash requirements related to the Lanier Apparel business.

Oxford Industries, Inc.

Valuation and Qualifying Accounts

Column A	Column B	Column C		Column D	Column E
	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Charged to Other Accounts– Describe	Deductions– Describe	Balance at End of Period
Description			(In thousands)		
Fiscal 2023					
Deducted from asset accounts:					
Accounts receivable reserves [1]	$ 4,032	$ 1,201	$	$ (2,592)[4]	$ 2,641
Provision for credit losses [2]	$ 1,230	$ (382)	$	$ (348)[5]	$ 500
Fiscal 2022					
Deducted from asset accounts:					
Accounts receivable reserves [1]	$ 3,412	$ 2,868	$ 541 [3]	$ (2,789)[4]	$ 4,032
Provision for credit losses [2]	$ 1,311	$ (262)	$ 200 [3]	$ (19)[5]	$ 1,230
Fiscal 2021					
Deducted from asset accounts:					
Accounts receivable reserves [1]	$ 6,418	$ (1,140)	$ —	$ (1,866)[4]	$ 3,412
Provision for credit losses [2]	$ 2,580	$ (1,190)	$ —	$ (79)[5]	$ 1,311

---

[1] Accounts receivable reserves includes estimated reserves for allowances, returns and discounts related to our wholesale operations as discussed in our significant accounting policy disclosure for "Revenue Recognition and Receivables" in Note 1 of our consolidated financial statements.

[2] Provision for credit losses consists of amounts reserved for our estimate of a wholesale customer's inability to meet its financial obligations as discussed in our significant accounting policy disclosure for "Revenue Recognition and Receivables" in Note 1 of our consolidated financial statements.

[3] Addition due to the acquisition of Johnny Was in September 2022.

[4] Principally consists of amounts written off related to customer allowances, returns and discounts.

[5] Principally consists of accounts written off as uncollectible.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Oxford Industries, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Oxford Industries, Inc. (the Company) as of February 3, 2024 and January 28, 2023, the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended February 3, 2024, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at February 3, 2024 and January 28, 2023, and the results of its operations and its cash flows for each of the three years in the period ended February 3, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of February 3, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 1, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Goodwill and Trademark Indefinite-lived Intangible Asset of the Johnny Was Reporting Unit

Description of the Matter

As disclosed in Note 5 to the consolidated financial statements, in connection with the annual impairment test, the Company recorded impairment charges of $99 million related to goodwill and $12 million related to the trademark indefinite-lived intangible asset. As disclosed in Note 1 to the consolidated financial statements, goodwill and indefinite-lived intangible assets are tested for impairment at least annually on the first day of the fourth quarter or whenever changes in circumstances may indicate the carrying amounts may not be recoverable. Subsequent to the impairment charges recorded, the Company's goodwill and trademark indefinite-lived intangible asset balances for the Johnny Was reporting unit were $0 and $66 million, respectively, at February 3, 2024.

Auditing management's goodwill and indefinite-lived intangible asset impairment tests for the Johnny Was reporting unit was complex and highly judgmental due to the significant estimation required to determine the fair values of the Johnny Was reporting unit and trademark indefinite-lived intangible asset. In particular, the fair value estimate of the Johnny Was reporting unit for purposes of assessing the amount of impairment was sensitive to significant assumptions such as revenue growth rates, operating margin, and the discount rate. In addition, the fair value estimate of the Johnny Was indefinite-lived intangible asset was sensitive to significant assumptions such as royalty rates for the trademark, revenue growth rates, and discount rate. These significant assumptions are affected by expectations about future market and economic conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's controls over the Johnny Was goodwill and indefinite-lived intangible asset impairment processes. For example, we tested controls over management's review of the significant assumptions described above.

To test the estimated fair value of the Johnny Was reporting unit and trademark indefinite-lived intangible asset, we performed audit procedures that included, among others, assessing methodologies used by the Company, testing the significant assumptions discussed above, and evaluating the completeness and accuracy of the underlying data used by the Company in its analyses. For example, we compared the significant assumptions described above to current market and economic trends; the assumptions used to value similar assets in acquisitions; historical results of the business; and other guidelines used by companies in the same industry. We involved our valuation specialists to assist in our evaluation of the Company's valuation methodology and certain significant assumptions. In addition, we assessed the historical accuracy of management's prospective financial information and performed sensitivity analyses on significant assumptions to evaluate the potential changes in the fair value of the Johnny Was reporting unit and trademark indefinite-lived intangible asset that would result from changes in the assumptions. We also recalculated the resulting impairment charges recorded by the Company.

We have served as the Company's auditor since 2002.

/s/ Ernst & Young, LLP

Atlanta, GA
April 1, 2024

Item 9.   *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure*

None.

Item 9A.   *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

Our company, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective.

Changes in and Evaluation of Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting during the fourth quarter of Fiscal 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Management on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Our internal control over financial reporting is supported by a program of appropriate reviews by management, written policies and guidelines, careful selection and training of qualified personnel, and a written code of conduct.

We assessed the effectiveness of our internal control over financial reporting as of February 3, 2024. In making this assessment, management used the updated framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control—Integrated Framework (2013)*. Based on this assessment, we believe that our internal control over financial reporting was effective as of February 3, 2024.

Ernst & Young LLP, our independent registered public accounting firm, has audited our internal control over financial reporting as of February 3, 2024, and its report thereon is included herein.

/s/ THOMAS C. CHUBB III	/s/ K. SCOTT GRASSMYER
Thomas C. Chubb III	K. Scott Grassmyer
Chairman, Chief Executive Officer and President	*Executive Vice President, Chief Financial Officer and Chief Operating Officer*
(Principal Executive Officer)	*(Principal Financial Officer)*
April 1, 2024	April 1, 2024

Limitations on the Effectiveness of Controls

Because of their inherent limitations, our disclosure controls and procedures and our internal controls over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness for future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that a control system's objectives will be met.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Oxford Industries, Inc.

Opinion on Internal Control over Financial Reporting

We have audited Oxford Industries, Inc.'s internal control over financial reporting as of February 3, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Oxford Industries, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of February 3, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of Oxford Industries, Inc. as of February 3, 2024 and January 28, 2023, the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended February 3, 2024, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements") and our report dated April 1, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Atlanta, Georgia
April 1, 2024

Item 9B. *Other Information*

During the Fourth Quarter of Fiscal 2024, none of our directors or officers adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408 of Regulation S-K.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.


PART III


Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this Item 10 of Part III will appear in our definitive proxy statement under the headings "Corporate Governance and Board Matters—Directors," "Executive Officers," "Common Stock Ownership by Management and Certain Beneficial Owners—Section 16(a) Beneficial Ownership Reporting Compliance," "Corporate Governance and Board Matters—Website Information," "Additional Information—Submission of Director Candidates by Shareholders," and "Corporate Governance and Board Matters—Board Meetings and Committees of our Board of Directors," and is incorporated herein by reference.

Item 11. *Executive Compensation*

The information required by this Item 11 of Part III will appear in our definitive proxy statement under the headings "Corporate Governance and Board Matters—Director Compensation," "Executive Compensation," "Nominating, Compensation & Governance Committee Report" and "Compensation Committee Interlocks and Insider Participation" and is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this Item 12 of Part III will appear in our definitive proxy statement under the headings "Equity Compensation Plan Information" and "Common Stock Ownership by Management and Certain Beneficial Owners" and is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this Item 13 of Part III will appear in our definitive proxy statement under the headings "Certain Relationships and Related Transactions" and "Corporate Governance and Board Matters—Director Independence" and is incorporated herein by reference.

Item 14. *Principal Accounting Fees and Services*

Our independent registered public accounting firm is Ernst & Young LLP, Atlanta, Georgia, Auditor Firm ID 42.

The information required by this Item 14 of Part III will appear in our definitive proxy statement under the heading "Audit-Related Matters—Fees Paid to Independent Registered Public Accounting Firm" and "Audit-Related Matters—Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors" and is incorporated herein by reference.

Item 15. *Exhibits, Financial Statement Schedules*

(a)   *1. Financial Statements*

The following consolidated financial statements are included in Part II, Item 8 of this report:

- Consolidated Balance Sheets as of February 3, 2024 and January 28, 2023.

- Consolidated Statements of Operations for Fiscal 2023, Fiscal 2022 and Fiscal 2021.

- Consolidated Statements of Comprehensive Income for Fiscal 2023, Fiscal 2022 and Fiscal 2021.

- Consolidated Statements of Shareholders' Equity for Fiscal 2023, Fiscal 2022 and Fiscal 2021.

- Consolidated Statements of Cash Flows for Fiscal 2023, Fiscal 2022 and Fiscal 2021.

- Notes to Consolidated Financial Statements for Fiscal 2023, Fiscal 2022 and Fiscal 2021.

2.   Financial Statement Schedules

- Schedule II—Valuation and Qualifying Accounts

All other schedules for which provisions are made in the applicable accounting regulation of the SEC are not required under the related instructions or are inapplicable and, therefore, have been omitted.

(b)   Exhibits

2.1	Unit Purchase Agreement, dated September 19, 2022 by and among JW Holdings, LLC, the sellers named therein, Oxford Industries, Inc. and Endeavour Capital Fund VI, L.P. as sellers' representative (filed as Exhibit 2.2 to the Company's Form 8-K filed on September 19, 2022)
3.1	Restated Articles of Incorporation of Oxford Industries, Inc. (filed as Exhibit 3.1 to the Company's Form 10-Q for the fiscal quarter ended July 29, 2017)
3.2	Bylaws of Oxford Industries, Inc., as amended (filed as Exhibit 3.2 to the Company's Form 8-K filed on August 18, 2020)
4.1	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (filed as Exhibit 4.1 to the Company's Form 10-K for the fiscal year ended February 1, 2020)
10.1	Oxford Industries, Inc. Deferred Compensation Plan (as amended and restated effective June 13, 2012) (filed as Exhibit 10.1 to the Company's Form 10-Q for the fiscal quarter ended October 27, 2012)†
10.2	First Amendment to Oxford Industries, Inc. Deferred Compensation Plan dated July 1, 2016 (filed as Exhibit 10.3 to the Company's Form 10-Q/A for the fiscal quarter ended on July 30, 2016)†
10.3	Second Amendment to Oxford Industries, Inc. Deferred Compensation Plan dated December 22, 2022† (filed as Exhibit 10.9 to the Company's Form 10-K filed on March 28, 2023)
10.4	Fourth Amended and Restated Pledge and Security Agreement, dated as of May 24, 2016, among Oxford Industries, Inc.; Tommy Bahama Group, Inc.; the additional entities grantor thereto, as Grantors, and Truist Bank f/k/a SunTrust Bank, as administrative agent (filed as Exhibit 10.2 to the Company's Form 8-K filed on May 24, 2016)
10.5	Form of Oxford Industries, Inc. Restricted Share Unit Award Agreement*
10.6	Second Amendment to Fourth Amended and Restated Credit Agreement, dated as of March 6, 2023, by and among Oxford Industries, Inc., Tommy Bahama Group, Inc., the Persons party thereto from time to time as

	guarantors, the financial institutions party thereto from time to time as lenders, and Truist Bank, as administrative agent (filed as Exhibit 99.1 to the Company's Form 8-K filed on March 7, 2023)
10.7	Form of Oxford Industries, Inc. Restricted Stock Award Agreement (filed as Exhibit 10.1 to the Company's Form 8-K filed on June 29, 2020)†
10.8	Form of Oxford Industries, Inc. Performance-Based Restricted Share Unit Award Agreement (filed as Exhibit 10.2 to the Company's Form 8-K filed on June 29, 2020)†
10.9	Oxford Industries, Inc. Amended and Restated Long-Term Stock Incentive Plan (filed as Exhibit 10.9 to the Company's Form 10-K filed on March 28, 2023)
21	Subsidiaries of Oxford Industries, Inc.*
23	Consent of Independent Registered Public Accounting Firm*
24	Power of Attorney*
31.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
31.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
32	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
97	Clawback Policy*
101INS	XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL Document
101SCH	XBRL Taxonomy Extension Schema Document
101CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101DEF	XBRL Taxonomy Extension Definition Linkbase Document
101LAB	XBRL Taxonomy Extension Label Linkbase Document
101PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File – the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL Document

*   Filed herewith

†   Management contract or compensation plan or arrangement required to be filed as an exhibit to this form pursuant to Item 15(b) of this report.

We agree to file upon request of the SEC a copy of all agreements evidencing long-term debt omitted from this report pursuant to Item 601(b)(4)(iii) of Regulation S-K.

Item 16.   *Form 10-K Summary*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Oxford Industries, Inc.

By: _____ /s/ THOMAS C. CHUBB III _____

Thomas C. Chubb III
Chairman, Chief Executive Officer and President

Date: April 1, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ THOMAS C. CHUBB III Thomas C. Chubb III	Chairman of the Board of Directors, Chief Executive Officer and President (Principal Executive Officer)	April 1, 2024
/s/ K. SCOTT GRASSMYER K. Scott Grassmyer	Executive Vice President, Chief Financial Officer and Chief Operating Officer (Principal Financial Officer and Principal Accounting Officer)	April 1, 2024
Helen Ballard *	Director	
Virginia A. Hepner *	Director	April 1, 2024
John R. Holder *	Director	April 1, 2024
Stephen S. Lanier *	Director	April 1, 2024
Dennis M. Love *	Director	April 1, 2024
Milford W. McGuirt *	Director	April 1, 2024
Clarence H. Smith *	Director	April 1, 2024
Clyde C. Tuggle *	Director	April 1, 2024
E. Jenner Wood III *	Director	April 1, 2024
Carol B. Yancey	Director	April 1, 2024

*By
/s/ SURAJ A. PALAKSHAPPA
    Suraj A. Palakshappa
    as Attorney-in-Fact

Exhibit 31.1

CERTIFICATION PURSUANT TO RULE 13a-14(a) AND SECTION 302 OF

THE SARBANES-OXLEY ACT OF 2002

I, Thomas C. Chubb III, certify that:

1. I have reviewed this annual report on Form 10-K of Oxford Industries, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 1, 2024	/s/ THOMAS C. CHUBB III
	Thomas C. Chubb III
	Chairman, Chief Executive Officer and President
	(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION PURSUANT TO RULE 13a-14(a) AND SECTION 302 OF

THE SARBANES-OXLEY ACT OF 2002

I, K. Scott Grassmyer, certify that:

1. I have reviewed this annual report on Form 10-K of Oxford Industries, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 1, 2024

/s/ K. SCOTT GRASSMYER
K. Scott Grassmyer
Executive Vice President, Chief Financial Officer and
Chief Operating Officer
(Principal Financial Officer)

Exhibit 32

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Oxford Industries, Inc. (the "Company") on Form 10-K ("Form 10-K") for the fiscal year ended February 3, 2024 as filed with the Securities and Exchange Commission on the date hereof, I, Thomas C. Chubb III, Chairman, Chief Executive Officer and President of the Company, and I, K. Scott Grassmyer, Executive Vice President, Chief Financial Officer and Chief Operating Officer of the Company, each certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Form 10-K fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ THOMAS C. CHUBB III

Thomas C. Chubb III
Chairman, Chief Executive Officer and President
(Principal Executive Officer)
April 1, 2024

/s/ K. SCOTT GRASSMYER

K. Scott Grassmyer
Executive Vice President, Chief Financial Officer and
Chief Operating Officer
(Principal Financial Officer)
April 1, 2024